FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 11, 2005, Series 2005-1	**333-120038**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 14, 2005

FINANCIAL ASSET SECURITIES CORP.

By: [signature]

Name: Frank Skibo

Title: Managing Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 14, 2005

FINANCIAL ASSET SECURITIES CORP.

By: /s/Frank Skibo
Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B1

UBS Breakeven Analysis, 20% Severity

Balance	$7,866,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price

WAL	4.90	5.36
Mod Durn 30360	3.97	4.15
Principal Writedown	0.07%	0.07%
Total Collat Loss (Collat Maturity)	5.64%	4.96%
Shock(bps)		
LIBOR_1MO	Fwd	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd + 200 over 24
Prepay	100 PricingSpeed	100 PricingSpeed
Default	55.636 *FITCH_NIM	41.768 *FITCH_NIM
Loss Severity	20%	20%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Triggers	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)

Pricing speed assumes Fitch BBB- NIM prepayment curves for FRM, 2/28 and 3/27 collateral

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B1

UBS Breakeven Analysis, 20% Severity

Balance	$7,866,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price

WAL	4.90	5.36
Mod Durn 30360	3.97	4.15
Principal Writedown	0.07%	0.07%
Total Collat Loss (Collat Maturity)	5.64%	4.96%
Shock(bps)		
LIBOR_1MO	Fwd	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd + 200 over 24
Prepay	100 PricingSpeed	100 PricingSpeed
Default	55.636 *FITCH_NIM	41.768 *FITCH_NIM
Loss Severity	20%	20%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Triggers	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)

Pricing speed assumes Fitch BBB- NIM prepayment curves for FRM, 2/28 and 3/27 collateral

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B2

UBS Breakeven Analysis, 20% Severity

Balance	$14,159,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price

WAL	6.31	6.97
Mod Durn 30360	4.81	4.94
Principal Writedown	0.04%	0.12%
Total Collat Loss (Collat Maturity)	3.62%	3.17%
Shock(bps)		
LIBOR_1MO	2.74563 . . .	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd + 200 over 24
Prepay	100 PricingSpeed	100 PricingSpeed
Default	22.887 *FITCH_NIM	18.629 *FITCH_NIM
Loss Severity	20%	20%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Triggers	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)

Pricing speed assumes Fitch BBB- NIM prepayment curves for FRM, 2/28 and 3/27 collateral

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B3

UBS Breakeven Analysis, 20% Severity

Balance	$7,866,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price

WAL	9.09	9.63
Mod Durn 30360	6.19	6.07
Principal Writedown	0.07%	0.08%
Total Collat Loss (Collat Maturity)	2.37%	2.12%
Shock(bps)		
LIBOR_1MO	2.74563 . . .	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd + 200 over 24
Prepay	100 PricingSpeed	100 PricingSpeed
Default	12.159 *FITCH_NIM	10.691 *FITCH_NIM
Loss Severity	20%	20%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Triggers	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)

Pricing speed assumes Fitch BBB- NIM prepayment curves for FRM, 2/28 and 3/27 collateral

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B4

UBS Breakeven Analysis, 20% Severity

Balance	$5,900,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price

WAL	11.77	11.96
Mod Durn 30360	7.31	6.90
Principal Writedown	0.09%	0.11%
Total Collat Loss (Collat Maturity)	1.41%	1.29%
Shock(bps)		
LIBOR_1MO	2.74563 . . .	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd + 200 over 24
Prepay	100 PricingSpeed	100 PricingSpeed
Default	7.058 *FITCH_NIM	6.45 *FITCH_NIM
Loss Severity	20%	20%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Triggers	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)

Pricing speed assumes Fitch BBB- NIM prepayment curves for FRM, 2/28 and 3/27 collateral

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B1
UBS breakeven runs

Balance	$7,866,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin
93.250000	-0.03	-0.06	-0.02	-0.17
WAL	3.66	3.69	3.69	3.71
Mod Durn 30360	2.75	2.76	2.70	2.71
Principal Writedown	23.22%	23.47%	23.92%	24.36%
Total Collat Loss (Collat Maturity)	4.30%	4.24%	3.90%	3.88%
Shock(bps)				
LIBOR_1MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
Default	10.846 *FITCH_NIM	8.491 *FITCH_NIM	9.8 *FITCH_NIM	7.77 *FITCH_NIM
Loss Severity	40%	50%	40%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	20%	20%	20%	20%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B2
UBS breakeven runs

Balance	$14,159,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin
88.750000	-0.08	-0.07	-0.06	-0.03
WAL	3.58	3.60	3.61	3.63
Mod Durn 30360	2.67	2.67	2.62	2.62
Principal Writedown	27.92%	28.06%	28.96%	29.18%
Total Collat Loss (Collat Maturity)	4.33%	4.31%	3.84%	3.81%
Shock(bps)				
LIBOR_1MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
Default	10.923 *FITCH_NIM	8.623 *FITCH_NIM	9.632 *FITCH_NIM	7.627 *FITCH_NIM
Loss Severity	40%	50%	40%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	20%	20%	20%	20%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B3
UBS breakeven runs

Balance	$7,866,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin
85.000000	-0.12	-0.02	-0.11	-0.07
WAL	3.49	3.50	3.54	3.55
Mod Durn 30360	2.59	2.59	2.54	2.54
Principal Writedown	31.63%	31.72%	33.91%	34.01%
Total Collat Loss (Collat Maturity)	3.93%	3.92%	3.35%	3.33%
Shock(bps)				
LIBOR_1MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
Default	9.876 *FITCH_NIM	7.833 *FITCH_NIM	8.377 *FITCH_NIM	6.654 *FITCH_NIM
Loss Severity	40%	50%	40%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	20%	20%	20%	20%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B4
UBS breakeven runs

Balance	$5,900,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price	Disc Margin	Disc Margin	Disc Margin	Disc Margin
86.750000	-0.07	-0.07	-0.18	-0.14
WAL	3.02	3.02	3.11	3.11
Mod Durn 30360	2.50	2.50	2.46	2.46
Principal Writedown	26.19%	26.19%	27.36%	27.37%
Total Collat Loss (Collat Maturity)	6.76%	7.29%	4.66%	4.72%
Shock(bps)				
LIBOR_1MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
Default	20.562 *FITCH_NIM	16.413 *FITCH_NIM	11.865 *FITCH_NIM	9.478 *FITCH_NIM
Loss Severity	40%	50%	40%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	20%	20%	20%	20%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B1

UBS Breakeven Analysis

Balance	$7,866,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price	*1*	*2*	*3*	*4*
WAL	8.35	9.21	8.86	9.88
Mod Durn 30360	5.84	6.25	5.79	6.21
Principal Writedown	0.07%	0.09%	0.07%	0.08%
Total Collat Loss (Collat Maturity)	5.69%	5.68%	5.04%	5.05%
Shock(bps)				
LIBOR_1MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	15.826 *FITCH_NIM	11.504 *FITCH_NIM	13.247 *FITCH_NIM	10.165 *FITCH_NIM
Loss Severity	40%	50%	40%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Prepayment Curves assume Fitch BBB- prepayment curves for Fixed Rate, 2/28 and 3/27 loans

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B2

UBS Breakeven Analysis

Balance	$14,159,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price	*1*	*2*	*3*	*4*
WAL	8.97	9.55	9.31	9.80
Mod Durn 30360	6.14	6.41	5.98	6.18
Principal Writedown	0.05%	0.06%	0.04%	0.04%
Total Collat Loss (Collat Maturity)	3.61%	3.63%	3.23%	3.24%
Shock(bps)				
LIBOR_1MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	9.042 *FITCH_NIM	7.265 *FITCH_NIM	8.063 *FITCH_NIM	6.472 *FITCH_NIM
Loss Severity	40%	50%	40%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Prepayment Curves assume Fitch BBB- prepayment curves for Fixed Rate, 2/28 and 3/27 loans

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B3

UBS Breakeven Analysis

Balance	$7,866,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price	*1*	*2*	*3*	*4*
WAL	11.34	11.64	11.53	11.78
Mod Durn 30360	7.15	7.26	6.76	6.84
Principal Writedown	0.09%	0.11%	0.10%	0.11%
Total Collat Loss (Collat Maturity)	2.43%	2.46%	2.16%	2.17%
Shock(bps)				
LIBOR_1MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	6.082 *FITCH_NIM	4.917 *FITCH_NIM	5.412 *FITCH_NIM	4.347 *FITCH_NIM
Loss Severity	40%	50%	40%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Prepayment Curves assume Fitch BBB- prepayment curves for Fixed Rate, 2/28 and 3/27 loans

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - B4

UBS Breakeven Analysis

Balance	$5,900,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price	*1*	*2*	*3*	*4*
WAL	12.60	12.75	12.70	12.82
Mod Durn 30360	7.60	7.65	7.11	7.15
Principal Writedown	0.10%	0.12%	0.12%	0.13%
Total Collat Loss (Collat Maturity)	1.47%	1.48%	1.32%	1.34%
Shock(bps)				
LIBOR_1MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
LIBOR_6MO	Fwd	Fwd	Fwd + 200 over 24	Fwd + 200 over 24
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	3.678 *FITCH_NIM	2.965 *FITCH_NIM	3.309 *FITCH_NIM	2.674 *FITCH_NIM
Loss Severity	40%	50%	40%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Prepayment Curves assume Fitch BBB- prepayment curves for Fixed Rate, 2/28 and 3/27 loans

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - M6
Rabo Breakeven Analysis

Balance	$14,946,000.00	Delay	0
Coupon	3.55	Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price	*1*	*2*	*3*	*4*	*5*	*6*
WAL	12.96	10.50	8.07	15.38	12.16	9.08
Mod Durn 30360	9.03	7.80	6.39	10.07	8.64	7.00
Principal Writedown	0.08%	0.04%	0.06%	0.06%	0.09%	0.05%
Total Collat Loss (Collat Maturity)	17.09%	14.85%	12.85%	18.96%	15.93%	13.36%
Shock(bps)						
LIBOR_1MO	Fwd	Fwd	Fwd	Fwd	Fwd	Fwd
LIBOR_6MO	Fwd	Fwd	Fwd	Fwd	Fwd	Fwd
Prepay (1F)	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (1A)	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	14.5 CDR	15.242 CDR	16.477 CDR	8.437 CDR	8.866 CDR	9.599 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price	*7*	*8*	*9*	*10*	*11*	*12*
WAL	14.22	11.32	8.52	16.33	12.78	9.41
Mod Durn 30360	8.79	7.66	6.31	9.48	8.25	6.76
Principal Writedown	0.09%	0.02%	0.04%	0.07%	0.09%	0.04%
Total Collat Loss (Collat Maturity)	14.56%	12.57%	10.97%	15.89%	13.29%	11.28%
Shock(bps)						
LIBOR_1MO	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400
LIBOR_6MO	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400
Prepay (1F)	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (1A)	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	11.415 CDR	12.148 CDR	13.529 CDR	6.716 CDR	7.115 CDR	7.909 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - M6
Rabo Breakeven Analysis

Balance	$10,619,000.00	Delay	0
Coupon	4.1	Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price	*1*	*2*	*3*	*4*	*5*	*6*
WAL	15.19	12.32	9.42	17.30	13.74	10.26
Mod Durn 30360	9.61	8.42	7.00	10.35	9.03	7.43
Principal Writedown	0.10%	0.09%	0.08%	0.04%	0.12%	0.12%
Total Collat Loss (Collat Maturity)	14.33%	11.88%	9.68%	15.84%	12.70%	10.04%
Shock(bps)						
LIBOR_1MO	Fwd	Fwd	Fwd	Fwd	Fwd	Fwd
LIBOR_6MO	Fwd	Fwd	Fwd	Fwd	Fwd	Fwd
Prepay (1F)	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (1A)	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	11.18 CDR	11.293 CDR	11.629 CDR	6.7 CDR	6.751 CDR	6.936 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price	7	8	9	10	11	12
WAL	16.55	13.23	9.94	18.30	14.41	10.63
Mod Durn 30360	9.23	8.18	6.85	9.69	8.58	7.16
Principal Writedown	0.08%	0.04%	0.06%	0.10%	0.14%	0.15%
Total Collat Loss (Collat Maturity)	11.68%	9.48%	7.72%	12.72%	10.01%	7.93%
Shock(bps)						
LIBOR_1MO	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400
LIBOR_6MO	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400
Prepay (1F)	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (1A)	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	8.439 CDR	8.503 CDR	8.93 CDR	5.114 CDR	5.121 CDR	5.348 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1 - Price/Yield - M6

Rabo Breakeven Analysis

Balance	$7,866,000.00	Delay	0
Coupon	4.75	Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Price	*1*	*2*	*3*	*4*	*5*	*6*
WAL	16.43	13.35	10.21	18.49	14.73	11.01
Mod Durn 30360	9.58	8.50	7.15	10.18	9.00	7.51
Principal Writedown	0.07%	0.15%	0.15%	0.17%	0.39%	0.15%
Total Collat Loss (Collat Maturity)	13.35%	10.86%	8.63%	14.72%	11.59%	8.94%
Shock(bps)						
LIBOR_1MO	Fwd	Fwd	Fwd	Fwd	Fwd	Fwd
LIBOR_6MO	Fwd	Fwd	Fwd	Fwd	Fwd	Fwd
Prepay (1F)	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (1A)	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	10.126 CDR	10.074 CDR	10.158 CDR	6.116 CDR	6.066 CDR	6.098 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price	*7*	*8*	*9*	*10*	*11*	*12*
WAL	17.87	14.32	10.76	19.49	15.42	11.39
Mod Durn 30360	9.21	8.26	7.01	9.57	8.58	7.26
Principal Writedown	0.13%	0.08%	0.13%	0.03%	0.21%	0.08%
Total Collat Loss (Collat Maturity)	10.67%	8.44%	6.66%	11.58%	8.89%	6.83%
Shock(bps)						
LIBOR_1MO	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400
LIBOR_6MO	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400	Flat for 12 then + 400
Prepay (1F)	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (1A)	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	7.5 CDR	7.385 CDR	7.548 CDR	4.579 CDR	4.482 CDR	4.55 CDR
Loss Severity	40%	40%	40%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1
Declaration Run Request

Balance	$14,946,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Class M5

100% Pricing Speed

Default	15.373 CDR	12.204 CDR	12.577 CDR	9.991 CDR
WAL	9.46	10.06	10.00	10.53
Principal Writedown	0.07%	0.07%	0.06%	0.05%
Total Collat Loss (Collat Maturity)	16.57%	16.98%	14.23%	14.48%
Default	4215.93 SDA	3287.044 SDA	3400.947 SDA	2670.325 SDA
WAL	9.10	9.98	9.95	10.72
Principal Writedown	0.03%	0.03%	0.03%	0.03%
Total Collat Loss (Collat Maturity)	16.50%	16.88%	14.17%	14.41%
Month-Year at 1st Principal Loss	Dec - 2013	Oct - 2013	Jul - 2015	Apr - 2015
LIBOR_1MO	fwd	fwd	fwd + 200	fwd + 200
LIBOR_6MO	fwd	fwd	fwd + 200	fwd + 200
Pricing Speed	100%	100%	100%	100%
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

65% Pricing Speed

Default	14.052 CDR	11.141 CDR	11.129 CDR	8.832 CDR
WAL	12.95	14.00	14.03	14.97
Principal Writedown	0.08%	0.06%	0.05%	0.05%
Total Collat Loss (Collat Maturity)	19.75%	20.61%	16.87%	17.42%
Default	3658.908 SDA	2898.732 SDA	2905.998 SDA	2316.151 SDA
WAL	12.78	13.11	14.18	14.50
Principal Writedown	0.03%	0.03%	0.03%	0.03%
Total Collat Loss (Collat Maturity)	19.69%	20.58%	16.88%	17.48%
Month-Year at 1st Principal Loss	Jun - 2012	Apr - 2012	Oct - 2012	Aug - 2012
LIBOR_1MO	fwd	fwd	fwd + 200	fwd + 200
LIBOR_6MO	fwd	fwd	fwd + 200	fwd + 200
Pricing Speed	65%	65%	65%	65%
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1
Declaration Run Request

Balance	$15,339,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Class M7

100% Pricing Speed

Default	11.245 CDR	9.046 CDR	8.67 CDR	6.98 CDR
WAL	10.27	10.75	10.86	11.26
Principal Writedown	0.02%	0.04%	0.07%	0.06%
Total Collat Loss (Collat Maturity)	13.02%	13.33%	10.53%	10.71%
Default	2994.725 SDA	2383.892 SDA	2300.736 SDA	1840.368 SDA
WAL	10.24	10.86	11.06	11.57
Principal Writedown	0.03%	0.03%	0.03%	0.03%
Total Collat Loss (Collat Maturity)	12.88%	13.16%	10.47%	10.64%
Month-Year at 1st Principal Loss	Nov - 2013	Oct - 2013	Mar - 2023	Sep - 2023
LIBOR_1MO	fwd	fwd	fwd + 200	fwd + 200
LIBOR_6MO	fwd	fwd	fwd + 200	fwd + 200
Pricing Speed	100%	100%	100%	100%
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

65% Pricing Speed

Default	10.82 CDR	8.705 CDR	8.144 CDR	6.555 CDR
WAL	14.13	15.00	15.28	16.01
Principal Writedown	0.10%	0.05%	0.06%	0.04%
Total Collat Loss (Collat Maturity)	16.52%	17.22%	13.41%	13.82%
Default	2807.648 SDA	2271.007 SDA	2138.889 SDA	1735.815 SDA
WAL	13.30	13.17	15.11	15.14
Principal Writedown	0.03%	0.03%	0.03%	0.03%
Total Collat Loss (Collat Maturity)	16.46%	17.21%	13.46%	13.95%
Month-Year at 1st Principal Loss	Jan - 2012	Oct - 2011	Jul - 2012	Apr - 2012
LIBOR_1MO	fwd	fwd	fwd + 200	fwd + 200
LIBOR_6MO	fwd	fwd	fwd + 200	fwd + 200
Pricing Speed	65%	65%	65%	65%
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1
Declaration Run Request

Balance	$7,866,000.00	Delay	0
		Dated	3/17/2005
Settle	3/17/2005	First Payment	4/25/2005

Class M9

100% Pricing Speed

Default	8.818 CDR	7.141 CDR	6.421 CDR	5.207 CDR
WAL	12.25	12.71	13.00	13.37
Principal Writedown	0.08%	0.08%	0.07%	0.10%
Total Collat Loss (Collat Maturity)	10.68%	10.91%	8.15%	8.27%
Default	2303.676 SDA	1853.743 SDA	1692.387 SDA	1365.972 SDA
WAL	12.79	13.32	13.52	13.90
Principal Writedown	0.06%	0.06%	0.06%	0.06%
Total Collat Loss (Collat Maturity)	10.48%	10.70%	8.10%	8.22%
Month-Year at 1st Principal Loss	Feb - 2023	Sep - 2023	Feb - 2023	Jul - 2023
LIBOR_1MO	fwd	fwd	fwd + 200	fwd + 200
LIBOR_6MO	fwd	fwd	fwd + 200	fwd + 200
Pricing Speed	100%	100%	100%	100%
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

65% Pricing Speed

Default	8.871 CDR	7.194 CDR	6.383 CDR	5.178 CDR
WAL	16.80	17.65	18.19	18.87
Principal Writedown	0.03%	0.17%	0.06%	0.13%
Total Collat Loss (Collat Maturity)	14.29%	14.86%	11.07%	11.39%
Default	2326.959 SDA	1905.423 SDA	1686.701 SDA	1383.054 SDA
WAL	12.96	11.48	17.53	16.84
Principal Writedown	0.06%	0.06%	0.06%	0.06%
Total Collat Loss (Collat Maturity)	14.34%	15.02%	11.15%	11.55%
Month-Year at 1st Principal Loss	Oct - 2011	Jul - 2011	Nov - 2012	May - 2012
LIBOR_1MO	fwd	fwd	fwd + 200	fwd + 200
LIBOR_6MO	fwd	fwd	fwd + 200	fwd + 200
Pricing Speed	65%	65%	65%	65%
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1
Princeton Advisory Group breakeven stress runs

Settle	3/17/2005					
First Payment	4/25/2005					
	Class A4	*Class A4*	*Class A4*	*Class A4*	*Class A4*	*Class A4*
Default	25.295 CDR	28.441 CDR	31.439 CDR	23.799 CDR	26.985 CDR	30.051 CDR
Disc Margin	40	40	40	40	40	39
WAL	7.02	5.73	4.84	7.25	5.88	4.93
Total Collat Loss (Collat Maturity)	32.20%	30.68%	29.69%	31.13%	29.72%	28.83%
LIBOR_1MO	fwd	fwd	fwd	fwd + 100	fwd + 100	fwd + 100
LIBOR_6MO	fwd	fwd	fwd	fwd + 100	fwd + 100	fwd + 100
Pricing Speed	75%	100%	125%	75%	100%	125%
Loss Severity	55%	55%	55%	55%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

	Class A4	*Class A4*	*Class A4*	*Class A4*	*Class A4*	*Class A4*
Default	22.173 CDR	25.505 CDR	28.706 CDR	20.844 CDR	24.45 CDR	27.874 CDR
Disc Margin	37	37	36	32	32	33
WAL	7.49	6.01	5.02	7.67	6.10	5.06
Total Collat Loss (Collat Maturity)	29.90%	28.69%	27.97%	28.84%	27.93%	27.42%
LIBOR_1MO	fwd + 200	fwd + 200	fwd + 200	fwd + 300	fwd + 300	fwd + 300
LIBOR_6MO	fwd + 200	fwd + 200	fwd + 200	fwd + 300	fwd + 300	fwd + 300
Pricing Speed	75%	100%	125%	75%	100%	125%
Loss Severity	55%	55%	55%	55%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1

Princeton Advisory Group breakeven stress runs

Settle 3/17/2005
First Payment 4/25/2005

	Class M3	*Class M3*	*Class M3*	*Class M3*	*Class M3*	*Class M3*
Default	14.346 CDR	15.678 CDR	17.037 CDR	13.223 CDR	14.54 CDR	15.919 CDR
Disc Margin	62	62	62	61	62	62
WAL	11.55	9.22	7.59	11.90	9.44	7.74
Total Collat Loss (Collat Maturity)	22.69%	20.55%	19.16%	21.45%	19.43%	18.17%
LIBOR_1MO	fwd	fwd	fwd	fwd + 100	fwd + 100	fwd + 100
LIBOR_6MO	fwd	fwd	fwd	fwd + 100	fwd + 100	fwd + 100
Pricing Speed	75%	100%	125%	75%	100%	125%
Loss Severity	55%	55%	55%	55%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

	Class M3	*Class M3*	*Class M3*	*Class M3*	*Class M3*	*Class M3*
Default	11.888 CDR	13.31 CDR	14.79 CDR	10.669 CDR	12.308 CDR	13.973 CDR
Disc Margin	57	57	57	51	51	50
WAL	12.29	9.66	7.87	12.65	9.85	7.97
Total Collat Loss (Collat Maturity)	19.89%	18.17%	17.14%	18.37%	17.10%	16.37%
LIBOR_1MO	fwd + 200	fwd + 200	fwd + 200	fwd + 300	fwd + 300	fwd + 300
LIBOR_6MO	fwd + 200	fwd + 200	fwd + 200	fwd + 300	fwd + 300	fwd + 300
Pricing Speed	75%	100%	125%	75%	100%	125%
Loss Severity	55%	55%	55%	55%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1
Deerfield breakeven analysis

Settle 3/17/2005
First Payment 4/25/2005

	Class M8	*Class M8*	*Class M8*
Default	13.487 CDR	9.868 CDR	7.779 CDR
Principal Writedown	0.05%	0.10%	0.05%
Total Collat Loss (Collat Maturity)	10.01%	10.42%	10.68%
Loss Severity	30%	40%	50%
LIBOR_1MO	fwd + 100	fwd + 100	fwd + 100
LIBOR_6MO	fwd + 100	fwd + 100	fwd + 100
Prepay (1F)	115 PPC	115 PPC	115 PPC
Prepay (1A)	100 PPC	100 PPC	100 PPC
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Triggers	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)

EQUIFIRST MORTGAGE LOAN TRUST 2005-1

Deerfield breakeven analysis

Settle 3/17/2005
First Payment 4/25/2005

	Class M9	*Class M9*	*Class M9*
Default	11.811 CDR	8.693 CDR	6.88 CDR
Principal Writedown	0.12%	0.14%	0.11%
Total Collat Loss (Collat Maturity)	9.03%	9.38%	9.61%
Loss Severity	30%	40%	50%
LIBOR_1MO	fwd + 100	fwd + 100	fwd + 100
LIBOR_6MO	fwd + 100	fwd + 100	fwd + 100
Prepay (1F)	115 PPC	115 PPC	115 PPC
Prepay (1A)	100 PPC	100 PPC	100 PPC
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Triggers	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)

Here's what we like to see:

The percentages per table should add up to 100% (denominator = corresponding aggregate collateral pool balance)

For example, if the collateral matices are for group II collateral, denominator to be used *for all the % should be as of aggregate* group II collateral balance)

FICO & Documentation

FICO Score	Full DOC	Alternative Doc	Stated Income	All Docs	Avg Prin Bal	Current LTV
<= 500	0.00	0.00	0.00	0.00	0	0.00
500 - 550	4.33	0.34	0.05	4.72	130,617	80.17
551 - 600	13.08	1.35	2.05	16.48	147,635	83.38
601 - 650	31.88	2.82	5.79	40.48	156,030	89.90
651 - 700	18.64	2.30	6.13	27.07	161,076	91.13
701 - 750	5.91	0.50	2.21	8.62	172,504	92.46
751 - 800	2.05	0.09	0.31	2.45	163,560	92.15
> 800	0.15	0.00	0.03	0.18	155,088	89.57
Total	76.04	7.39	16.57	100.00	155,919	88.97

LTV & FICO

Current LTV	FICO <500	500-550	551-600	601-650	651-700	701-750	751-800	> 800	total	Avg Prin Bal	WAC	Gross Margin
< 50	0.00	0.06	0.16	0.15	0.05	0.00	0.03	0.00	0.46	89,787.75	6.727	5.950
50.01 - 60.00	0.00	0.20	0.43	0.42	0.25	0.09	0.02	0.00	1.42	152,710.90	6.474	5.737
60.01 - 70.00	0.00	0.46	1.54	1.01	0.61	0.14	0.04	0.00	3.79	151,340.57	6.575	5.900
70.01 - 80.00	0.00	1.46	4.18	9.26	6.28	1.97	0.49	0.04	23.69	171,734.27	6.602	6.037
80.01 - 90.00	0.00	2.53	7.84	9.85	4.55	0.86	0.22	0.05	25.90	163,221.88	7.015	6.499
90.01 - 100.00	0.00	0.01	2.34	19.79	15.33	5.55	1.66	0.08	44.75	146,554.44	7.252	6.602
Total	0.00	4.72	16.48	40.48	27.07	8.62	2.45	0.18	100.00	155,918.70	6.998	6.387

Prin Balance & FICO

Prin Balance	FICO <500	500-550	551-600	601-650	651-700	701-750	751-800	> 800	total	Current LTV	WAC	Gross Margin
a. 0 - 50,000	0.00	0.07	0.14	0.57	0.40	0.09	0.03	0.00	1.30	92.78	7.863	7.511
b. 50,001 - 100,000	0.00	0.97	2.68	4.39	2.72	0.79	0.25	0.00	11.82	88.54	7.220	6.926
c. 100,001 - 150,000	0.00	1.28	3.73	8.97	5.23	1.49	0.49	0.07	21.27	89.66	6.866	6.646
d. 150,001 - 200,000	0.00	0.89	3.33	8.97	5.96	1.81	0.59	0.09	21.64	89.56	6.737	6.350
e. 200,001 - 250,000	0.00	0.66	2.56	6.51	4.62	1.46	0.29	0.03	16.11	89.43	6.667	6.239
f. 250,001 - 300,000	0.00	0.41	1.55	3.83	2.50	0.99	0.28	0.00	9.57	88.58	6.554	6.184
g. 300,001 - 350,000	0.00	0.25	1.05	2.71	1.90	0.67	0.16	0.00	6.74	88.53	6.562	6.122
h. 350,001 - 400,000	0.00	0.19	0.72	1.49	1.53	0.49	0.24	0.00	4.66	87.99	6.480	6.093
i. 400,001 - 450,000	0.00	0.00	0.27	1.31	0.91	0.33	0.05	0.00	2.88	88.44	6.631	6.007
j. 450,001 - 500,000	0.00	0.00	0.42	1.14	0.85	0.36	0.00	0.00	2.78	84.48	6.352	6.313
k. 500,001 - 550,000	0.00	0.00	0.00	0.13	0.20	0.14	0.00	0.00	0.47	84.90	5.885	6.148
l. 550,001 - 600,000	0.00	0.00	0.00	0.29	0.07	0.00	0.07	0.00	0.44	80.98	5.490	5.345
l. 600,001 - 650,000	0.00	0.00	0.00	0.08	0.00	0.00	0.00	0.00	0.08	72.00	6.367	5.800
l. 650,001 - 700,000	0.00	0.00	0.00	0.09	0.08	0.00	0.00	0.00	0.17	80.00	5.800	5.600
m. 700,001 - 750,000	0.00	0.00	0.00	0.00	0.09	0.00	0.00	0.00	0.09	79.56	6.387	0.000
Total	0.00	4.72	16.48	40.48	27.07	8.62	2.45	0.18	100.00	88.97	6.998	6.387

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO <500	500-550	551-600	601-650	651-700	701-750	751-800	> 800	total	Current LTV	WAC	Gross Margin	Avg Prin Bal
0	0.00	1.51	4.59	8.73	6.44	1.90	0.41	0.02	23.60	87.72	7.040	6.440	147,449
12	0.00	0.21	0.71	1.31	0.89	0.47	0.11	0.00	3.69	86.98	6.920	6.414	189,716
24	0.00	2.52	8.42	21.04	11.42	3.06	0.79	0.06	47.32	89.14	7.263	6.426	164,764
30	0.00	0.00	0.04	0.23	0.09	0.05	0.00	0.00	0.43	92.80	6.995	7.232	209,857
36	0.00	0.48	2.72	9.17	8.22	3.13	1.14	0.10	24.97	90.07	6.387	6.108	144,614
Total	0.00	4.72	16.48	40.48	27.07	8.62	2.45	0.18	100.00	88.97	6.998	6.387	155,919

Mortg Rates & FICO

Mortg Rates	FICO <500	500-550	551-600	601-650	651-700	701-750	751-800	> 800	total	Current LTV	WAC	Gross Margin	Avg Prin Bal
04.501-5.000	0.00	0.00	0.00	0.10	0.05	0.00	0.00	0.00	0.15	78.01	5.374	4.865	285,237
05.001-5.500	0.00	0.02	0.16	1.16	0.96	0.60	0.16	0.00	3.06	80.04	5.841	5.226	240,381
05.501-6.000	0.00	0.09	1.06	4.54	3.65	2.00	0.71	0.07	12.12	83.98	6.325	5.482	218,742
06.001-6.500	0.00	0.21	2.23	7.27	5.75	2.12	0.50	0.04	18.13	86.66	6.805	5.922	198,871
06.501-7.000	0.00	0.90	4.13	11.08	8.30	2.21	0.62	0.04	27.28	90.02	7.293	6.342	172,780
07.001-7.500	0.00	0.57	3.04	6.28	4.08	0.91	0.30	0.02	15.19	91.01	7.768	6.767	149,533
07.501-8.000	0.00	1.06	2.92	5.99	2.65	0.41	0.09	0.00	13.12	91.40	8.269	7.139	140,596
08.001-8.500	0.00	0.80	1.05	1.88	0.57	0.07	0.02	0.00	4.39	90.87	8.768	7.555	117,510
08.501-9.000	0.00	0.59	1.07	1.03	0.24	0.10	0.04	0.00	3.08	90.56	9.294	7.996	99,669
09.001-9.500	0.00	0.18	0.43	0.18	0.14	0.06	0.01	0.00	1.01	94.47	9.804	8.571	80,232
09.501-10.000	0.00	0.14	0.24	0.11	0.24	0.08	0.02	0.00	0.83	96.55	10.281	9.004	64,814
10.001-10.500	0.00	0.08	0.10	0.08	0.17	0.02	0.00	0.00	0.46	95.57	10.794	9.561	57,792
10.501-11.000	0.00	0.05	0.03	0.33	0.18	0.02	0.00	0.00	0.61	98.51	11.286	9.785	47,575
11.001-11.500	0.00	0.01	0.01	0.23	0.07	0.00	0.00	0.00	0.32	99.19	11.702	10.200	41,568
11.501-12.000	0.00	0.01	0.01	0.20	0.01	0.00	0.00	0.00	0.23	99.54	12.257	11.070	38,919
12.001-12.500	0.00	0.00	0.00	0.02	0.00	0.00	0.00	0.00	0.02	100.00	12.800	0.000	34,050
12.501-13.000	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.01	100.00	6.387	0.000	60,656
Total	0.00	4.72	16.48	40.48	27.07	8.62	2.45	0.18	100.00	88.97	6.998	6.387	155,919

Mortg Rates & LTV

Mortg Rates	LTV < 50	50 - 60	61-70	71-80	81-90	91-100	total	avg FICO	Gross Margin	Avg Prin Bal
04.501-5.000	0.00	0.00	0.00	0.15	0.00	0.00	0.15	642	4.865	285,237
05.001-5.500	0.05	0.16	0.31	1.47	0.68	0.39	3.06	661	5.226	240,381
05.501-6.000	0.10	0.34	0.86	4.37	3.40	3.04	12.12	659	5.482	218,742
06.001-6.500	0.06	0.35	0.96	5.71	4.72	6.33	18.13	648	5.922	198,871
06.501-7.000	0.11	0.32	0.73	6.03	6.29	13.80	27.28	642	6.342	172,780
07.001-7.500	0.02	0.06	0.36	3.17	3.71	7.87	15.19	634	6.767	149,533
07.501-8.000	0.05	0.11	0.30	1.92	3.72	7.02	13.12	621	7.139	140,596
08.001-8.500	0.02	0.04	0.18	0.47	1.51	2.17	4.39	608	7.555	117,510
08.501-9.000	0.03	0.04	0.07	0.31	1.21	1.42	3.08	604	7.996	99,669
09.001-9.500	0.00	0.00	0.02	0.03	0.34	0.62	1.01	616	8.571	80,232
09.501-10.000	0.00	0.00	0.00	0.02	0.17	0.65	0.83	638	9.004	64,814
10.001-10.500	0.01	0.00	0.00	0.03	0.07	0.35	0.46	637	9.561	57,792
10.501-11.000	0.00	0.00	0.00	0.01	0.06	0.55	0.61	637	9.785	47,575
11.001-11.500	0.00	0.00	0.00	0.00	0.01	0.31	0.32	620	10.200	41,568
11.501-12.000	0.00	0.00	0.00	0.00	0.01	0.22	0.23	621	11.070	38,919
12.001-12.500	0.00	0.00	0.00	0.00	0.00	0.02	0.02	639	0.000	34,050
12.501-13.000	0.00	0.00	0.00	0.00	0.00	0.01	0.01	648	0.000	60,656
Total	0.46	1.42	3.79	23.69	25.90	44.75	100.00	635	6.387	155,919

Please fill in all blue values!
Thank You!

	ARM	FRM	Total/Avg.
Percentage Bal.	81.99%	18.01%	
Deal Balance	644,954,918	141,654,941	786,609,859
WAM	358	343	
WALA	2	2	
WAC	6.860	7.626	
LTV	88.45	91.36	
CLTV	91.22	92.01	
FICO	634	657	
Avg. Loan Size	169,235	114,793	
Stated Document	17.15%	13.91%	
DTI	41.39	42.06	
IO %	20.39%	4.14%	
Second Lien %	0.00%	11.24%	
Silent Second %	14.57%	4.53%	
LTV of Silent Secc	99.18	96.40	
Property Type			
Single Family %	90.31%	92.50%	
PUD %	0.00%	0.00%	
2-4 Unit %	1.86%	1.41%	
MH %	0.00%	0.00%	
Occupancy Type			
Owner Occupied	97.87%	98.62%	
2nd Home	0.51%	0.14%	
Investor Prop.	1.62%	1.24%	
Loan Purpose			
Purchase	31.99%	23.40%	
Cash-Out	63.38%	71.49%	
Rate-Reduction	4.28%	4.91%	

ARM	100.00%
State	Percent
CA	10.45%
VA	7.52%
MD	6.63%
FL	6.42%
MI	5.26%
Other	63.71%

FRM	100.00%
State	Percent
PA	12.30%
VA	8.85%
FL	4.78%
NC	4.51%
TN	4.40%
Other	65.16%

IO	100.00%
State	Percent
CA	21.06%
CO	11.19%
VA	7.93%
MD	7.87%
AZ	7.65%
Other	44.31%

IO %	Full-Doc	Stated-Doc	Total/Avg.
WAM	359	359	
WALA	1	1	
WAC	6.386	6.769	
LTV	91.18	80.79	
CLTV	94.13	96.29	
FICO	663	678	
Avg. Loan Size	$ 222,946	$ 285,559	
DTI	40.34	38.91	
Second Lien %	0.00%	0.00%	
Silent Second %	15.40%	78.57%	
LTV of Silent Secc	99.51	99.84	
Property Type			
Single Family %	88.93%	92.83%	
PUD %	0.00%	0.00%	
2-4 Unit %	0.12%	0.00%	
MH %	0.00%	0.00%	
Occupancy Type			
Owner Occupied	99.90%	100.00%	
2nd Home	0.00%	0.00%	
Investor Prop.	0.10%	0.00%	
Loan Purpose			
Purchase	31.39%	73.47%	
Cash-Out	64.69%	23.49%	
Rate-Reduction	3.92%	3.03%	

Non-IO %	Full-Doc	Stated-Doc	Total/Avg.
WAM	355	355	
WALA	2	2	
WAC	7.079	7.286	
LTV	90.33	83.35	
CLTV	91.29	89.40	
FICO	629	651	
Avg. Loan Size	$ 141,229.31	$ 158,008.46	
DTI	42.26	41.84	
Second Lien %	1.27%	5.98%	
Silent Second %	5.62%	31.37%	
LTV of Silent Seco	97.74	99.38	
Property Type			
Single Family %	90.78%	91.73%	
PUD %	0.00%	0.00%	
2-4 Unit %	2.14%	1.57%	
MH %	0.00%	0.00%	
Occupancy Type			
Owner Occupied	98.07%	97.09%	
2nd Home	0.55%	0.24%	
Investor Prop.	1.39%	2.66%	
Loan Purpose			
Purchase	27.65%	37.72%	
Cash-Out	66.56%	60.35%	
Rate-Reduction	5.37%	1.89%	

EQUIFIRST MORTGAGE LOAN TRUST 2005-1

PIMCO WAL table

Settle	3/17/2005
First Payment	4/25/2005

	Class A1	*Class A1*	*Class A1*	*Class A1*	*Class A1*	*Class A1*
WAL	2.82	1.51	1.03	0.77	0.62	0.52
Principal Window	1 - 70	1 - 37	1 - 25	1 - 19	1 - 15	1 - 12
Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR
LIBOR_1MO	2.75	2.75	2.75	2.75	2.75	2.75
LIBOR_6MO	3.2	3.2	3.2	3.2	3.2	3.2
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Equifirst 2005-1

	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Alternative Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
FICO																	
500-524 LTV > 65	55,927	0.06	10.150	0.00	518	45.43	80.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
525-549 LTV > 65	108,211	1.29	7.905	0.00	541	45.49	81.31	100.00	0.00	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
550-574 LTV > 65	109,976	2.19	7.996	0.00	560	45.83	86.87	100.00	0.00	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
575-599 LTV > 70	136,536	1.77	6.521	0.00	590	43.78	83.13	90.59	0.00	100.00	92.06	0.00	7.94	0.00	0.00	0.00	0.00
600-624 LTV > 70	143,035	17.24	6.550	0.00	612	42.35	80.41	89.12	0.00	100.00	90.09	5.94	3.97	33.46	12.73	3.46	9.06
625-649 LTV > 70	179,942	22.41	6.550	0.00	638	42.22	80.33	91.70	0.00	99.71	44.60	23.43	31.96	41.28	20.29	0.00	5.14
650-674 LTV > 80	288,890	0.58	7.206	0.00	669	28.85	81.95	100.00	0.00	100.00	13.46	0.00	86.54	86.54	0.00	0.00	0.00
675-699 LTV > 80	207,807	0.41	5.665	0.00	683	40.51	84.46	55.05	0.00	100.00	100.00	0.00	0.00	55.05	0.00	0.00	0.00
LTV																	
80.00 - 84.99 DTI > 50	175,172	1.57	5.944	0.00	663	52.46	80.00	80.02	0.00	100.00	69.15	0.00	30.85	32.27	52.68	0.00	8.86
90.00 - 94.99 DTI > 50	237,653	0.24	5.700	0.00	599	50.52	90.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
95.00 - 99.99 DTI > 50	320,150	0.32	6.500	0.00	625	50.93	95.00	100.00	0.00	100.00	100.00	0.00	0.00	100.00	100.00	0.00	0.00
DTI																	
25-29.99 FICO < 550	50,979	0.05	10.350	0.00	534	26.65	85.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
30-34.99 FICO < 575	75,838	0.23	9.147	0.00	553	32.21	83.46	100.00	0.00	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
35-39.99 FICO < 600	73,037	0.29	8.581	0.00	567	37.57	85.86	100.00	0.00	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
40-44.99 FICO < 625	155,728	7.6	6.565	0.00	608	42.73	80.62	87.97	0.00	100.00	86.68	2.47	10.86	42.28	25.06	1.13	12.59
45-49.99 FICO < 650	162,426	19.42	6.704	0.00	614	48.17	80.15	92.20	0.00	99.66	69.51	8.98	21.51	26.54	12.00	1.50	3.29
50-54.99 FICO < 675	198,358	1.58	6.112	0.00	635	51.35	84.52	91.20	0.00	100.00	91.20	0.00	8.80	39.58	61.47	0.00	8.80
55-up FICO < 700	171,355	0.17	6.350	0.00	648	61.16	80.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00
Stated Doc																	
550-574	260,689	0.26	8.600	0.00	560	28.62	53.81	100.00	0.00	100.00	0.00	0.00	100.00	0.00	100.00	0.00	0.00
575-599	140,973	0.14	7.350	0.00	586	44.41	90.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00
600-624	229,122	0.68	6.349	0.00	613	43.26	81.69	100.00	0.00	100.00	0.00	0.00	100.00	0.00	42.19	0.00	33.85
625-649	184,348	7.16	7.051	0.00	643	45.81	80.24	90.42	0.00	100.00	0.00	0.00	100.00	20.92	23.61	0.00	1.94
650-674	185,665	16.65	6.798	0.00	660	42.55	80.02	89.86	0.00	100.00	0.00	0.00	100.00	11.64	22.99	0.41	6.64
675-699	176,323	8.08	6.935	0.00	685	42.70	79.93	90.52	0.00	100.00	0.00	0.00	100.00	14.53	14.96	0.00	8.77
700-724	218,360	6.09	6.488	0.00	713	43.82	80.00	93.43	0.00	100.00	0.00	0.00	100.00	18.95	9.45	1.72	7.25
725-749	223,553	4.01	6.458	0.00	736	37.27	79.99	87.96	0.00	100.00	0.00	0.00	100.00	6.76	16.82	8.13	6.06
750-774	152,874	0.76	6.536	0.00	762	40.40	79.98	71.61	0.00	100.00	0.00	0.00	100.00	0.00	0.00	14.64	0.00
775-799	174,763	0.52	6.837	0.00	782	36.73	73.72	62.62	0.00	79.06	0.00	0.00	100.00	0.00	0.00	0.00	37.38
IO Loans																	
600-624	199,705	5.77	6.209	0.00	612	42.04	79.99	90.64	0.00	100.00	93.37	6.63	0.00	100.00	28.35	0.00	11.75
625-649	238,092	9.25	6.222	0.00	636	42.89	80.43	91.94	0.00	100.00	48.76	35.04	16.20	100.00	30.85	0.00	0.00
650-674	271,309	7.03	6.270	0.00	662	37.59	80.10	90.21	0.00	100.00	37.91	34.53	27.56	100.00	29.55	0.00	3.16
675-699	228,534	3.64	6.147	0.00	683	41.15	80.25	100.00	0.00	100.00	63.39	4.38	32.24	100.00	15.09	0.00	4.38
700-724	275,890	2.75	6.236	0.00	709	32.75	80.00	91.45	0.00	100.00	58.01	0.00	41.99	100.00	6.76	0.00	0.00
725-749	235,129	1.64	5.549	0.00	733	41.23	80.17	73.93	0.00	100.00	57.47	26.00	16.53	100.00	55.60	0.00	0.00
750-774	196,190	0.39	5.714	0.00	758	43.76	80.00	30.68	0.00	100.00	69.32	30.68	0.00	100.00	69.32	0.00	30.68

Equifirst 2005-1

	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Alternative Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
FICO																	
500-524 LTV > 65	123,523	0.24	8.934	0.00	515	44.21	81.17	93.84	0.00	100.00	96.49	0.00	3.51	0.00	14.63	0.00	7.66
525-549 LTV > 65	131,176	3.85	7.865	0.00	539	41.74	82.25	93.54	0.00	100.00	92.44	7.56	0.00	0.00	4.88	1.30	5.49
550-574 LTV > 65	146,383	5.64	7.332	0.00	563	41.60	83.35	92.60	0.00	100.00	89.82	8.17	2.02	0.85	9.92	2.26	5.07
575-599 LTV > 70	150,835	8.71	7.361	0.00	587	40.92	87.07	91.19	0.00	98.80	74.40	10.05	15.55	0.52	6.95	1.75	5.12
600-624 LTV > 70	150,794	17.44	7.131	0.00	612	42.00	89.72	91.92	0.00	98.92	79.28	4.98	15.74	13.08	7.16	1.90	7.16
625-649 LTV > 70	158,761	21.11	6.997	0.00	636	42.29	92.01	92.18	0.00	98.50	79.80	8.36	11.83	23.02	10.40	0.62	6.08
650-674 LTV > 80	154,748	13	7.002	0.00	661	41.93	95.95	90.91	0.00	97.81	82.49	6.62	10.89	24.97	7.54	0.71	5.05
675-699 LTV > 80	160,029	7.47	6.904	0.00	685	41.77	96.62	87.57	0.00	97.51	77.83	8.76	13.41	23.74	5.81	0.40	7.67
700-724 LTV > 80	164,912	3.92	6.707	0.00	711	42.06	97.16	94.01	0.00	98.65	82.85	4.34	12.80	25.16	5.44	0.41	5.82
725-749 LTV > 85	164,372	2.59	6.529	0.00	736	42.78	98.42	85.61	0.00	97.83	88.29	3.52	8.18	23.22	2.77	0.72	4.72
750-774 LTV > 85	158,589	1.37	6.503	0.00	761	38.23	98.01	90.77	0.00	97.69	91.94	5.16	2.90	26.34	4.00	0.47	5.37
775-799 LTV > 85	148,784	0.51	6.942	0.00	785	40.62	96.98	88.65	0.00	95.16	89.38	0.00	10.62	25.13	4.92	9.58	19.48
800-824 LTV > 85	153,547	0.12	6.302	0.00	805	39.59	94.78	60.29	0.00	80.12	100.00	0.00	0.00	0.00	0.00	0.00	19.88
LTV																	
60.00 - 64.99 DTI > 50	209,308	0.03	6.500	0.00	631	51.92	60.87	100.00	0.00	100.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00
70.00 - 74.99 DTI > 50	397,897	0.1	5.914	0.00	596	50.54	71.58	100.00	0.00	100.00	100.00	0.00	0.00	0.00	78.90	0.00	0.00
75.00 - 79.99 DTI > 50	282,836	0.25	6.172	0.00	595	52.49	77.16	100.00	0.00	100.00	100.00	0.00	0.00	17.93	22.00	0.00	0.00
80.00 - 84.99 DTI > 50	178,683	0.52	6.404	0.00	626	51.94	81.13	88.44	0.00	92.90	76.99	0.00	23.01	12.38	22.83	0.00	3.40
85.00 - 89.99 DTI > 50	154,974	0.28	7.304	0.00	577	53.48	85.79	66.74	0.00	90.82	73.83	26.17	0.00	0.00	13.29	0.00	0.00
90.00 - 94.99 DTI > 50	234,865	0.48	6.944	0.00	609	51.50	90.79	100.00	0.00	96.83	56.39	3.77	39.84	0.00	23.34	0.00	0.00
95.00 - 99.99 DTI > 50	220,624	0.5	6.945	0.00	646	51.60	95.71	95.77	0.00	100.00	85.07	14.93	0.00	21.50	10.79	10.75	0.00
100.00 + DTI > 50	171,286	1.26	7.042	0.00	670	65.83	100.00	94.04	0.00	100.00	99.28	0.34	0.38	6.76	9.68	2.89	6.26
DTI																	
20-24.99 FICO < 525	46,716	0.01	11.100	0.00	520	20.04	85.00	100.00	0.00	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
25-29.99 FICO < 550	92,799	0.28	8.150	0.00	536	27.68	75.91	89.39	0.00	100.00	86.66	13.34	0.00	0.00	6.82	3.19	0.00
30-34.99 FICO < 575	128,135	1.12	7.507	0.00	555	32.55	79.43	94.97	0.00	100.00	85.63	9.32	5.05	0.00	8.86	1.00	1.57
35-39.99 FICO < 600	140,509	3.43	7.246	0.00	572	37.71	80.99	88.79	0.00	99.47	80.19	8.18	11.64	0.00	8.62	2.71	4.36
40-44.99 FICO < 625	159,515	9.23	7.186	0.00	592	42.72	85.47	92.14	0.00	99.02	78.60	3.29	18.11	11.41	13.16	1.58	6.90
45-49.99 FICO < 650	155,055	21.86	7.233	0.00	605	48.06	88.75	91.87	0.00	98.96	84.20	5.34	10.46	8.73	6.50	1.40	6.49
50-54.99 FICO < 675	199,408	2.71	6.956	0.00	614	51.41	89.01	93.26	0.00	98.69	84.56	6.42	9.02	7.11	18.19	3.35	4.74
55-up FICO < 700	129,022	0.3	7.264	0.00	637	114.09	88.98	99.31	0.00	90.88	75.38	1.45	23.17	0.00	0.00	0.00	0.00
Stated Doc																	
500-524	64,947	0.01	10.400	0.00	512	49.67	100.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00
525-549	319,425	0.04	6.550	0.00	545	43.82	64.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00
550-574	174,543	0.2	7.455	0.00	562	38.81	68.86	100.00	0.00	100.00	0.00	0.00	100.00	0.00	33.91	0.00	6.82
575-599	192,816	1.69	7.267	0.00	587	40.75	79.63	93.49	0.00	100.00	0.00	0.00	100.00	0.00	11.14	1.27	7.47
600-624	189,134	3.01	7.306	0.00	612	41.29	83.30	91.71	0.00	97.36	0.00	0.00	100.00	0.00	7.31	1.96	12.61
625-649	156,692	2.69	7.478	0.00	638	43.05	83.76	93.09	0.00	99.40	0.00	0.00	100.00	7.11	16.49	0.55	6.54
650-674	153,183	4.15	7.174	0.00	660	41.61	83.26	90.78	0.00	96.88	0.00	0.00	100.00	9.83	20.59	3.04	5.60
675-699	137,499	2.24	7.361	0.00	686	41.79	85.87	89.99	0.00	93.59	0.00	0.00	100.00	6.70	10.20	0.00	10.48
700-724	171,642	1.44	6.947	0.00	711	43.57	83.55	94.77	0.00	95.82	0.00	0.00	100.00	10.23	8.63	0.93	6.11
725-749	163,156	0.77	7.013	0.00	736	38.15	84.52	91.09	0.00	98.64	0.00	0.00	100.00	4.51	12.03	6.77	5.05
750-774	113,418	0.14	7.161	0.00	762	42.29	85.48	76.08	0.00	100.00	0.00	0.00	100.00	0.00	0.00	9.87	16.11
775-799	167,352	0.17	7.026	0.00	787	37.58	81.27	82.62	0.00	91.80	0.00	0.00	100.00	28.98	43.73	0.00	17.38
800-824	203,810	0.03	6.350	0.00	803	38.79	80.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00

IO Loans																	
550-574	374,970	0.05	6.550	0.00	573	43.99	87.00	100.00	0.00	100.00	0.00	100.00	0.00	100.00	100.00	0.00	0.00
575-599	355,000	0.05	6.650	0.00	592	52.42	78.02	100.00	0.00	100.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00
600-624	222,111	2.4	6.350	0.00	615	40.49	84.49	87.06	0.00	100.00	95.26	4.74	0.00	100.00	27.46	1.55	7.31
625-649	230,202	4.95	6.530	0.00	636	41.11	89.77	93.41	0.00	100.00	82.18	13.96	3.87	100.00	24.74	0.00	4.58
650-674	231,632	4.56	6.448	0.00	661	39.18	90.35	86.85	0.00	100.00	80.63	10.43	8.94	100.00	19.17	0.00	2.87
675-699	229,678	2.42	6.425	0.00	685	38.24	91.02	88.52	0.00	100.00	80.80	13.02	6.18	100.00	22.26	0.00	4.41
700-724	238,296	1.36	6.276	0.00	712	37.01	92.75	93.57	0.00	100.00	86.31	2.89	10.80	100.00	6.12	0.00	7.78
725-749	238,591	0.91	5.927	0.00	736	41.50	92.80	82.65	0.00	100.00	84.77	11.43	3.80	100.00	18.23	0.00	7.70
750-774	234,848	0.51	6.052	0.00	759	37.20	92.66	93.19	0.00	100.00	90.76	9.24	0.00	100.00	6.81	0.00	10.25
775-799	253,200	0.23	6.258	0.00	787	38.56	88.92	100.00	0.00	100.00	78.11	0.00	21.89	100.00	21.89	0.00	17.57
800-824	135,350	0.03	6.094	0.00	803	27.96	79.05	100.00	0.00	55.41	100.00	0.00	0.00	100.00	0.00	0.00	0.00

EquiFirst 2005-1
Ischus Capital Management Stress Runs
Class M-7

NO PREAY STRESS

	Min 0		
Fwd LIBOR/Swap Shift	**-200 bp**	**bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	14.59%	12.90%	10.47%
CDR - Yield Break	15.191 CDR	12.902 CDR	9.924 CDR
% Cum Loss 1st $ Principal Loss	14.52%	12.82%	10.42%
CDR - 1st $ Principal Loss	15.102 CDR	12.805 CDR	9.867 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	15.45%	13.54%	3.83%
CDR - Yield Break	9.742 CDR	8.306 CDR	2.069 CDR
% Cum Loss 1st $ Principal Loss	15.37%	13.45%	10.77%
CDR - 1st $ Principal Loss	9.682 CDR	8.24 CDR	6.357 CDR
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	12.83%	11.13%	3.12%
CDR - Yield Break	12.837 CDR	10.703 CDR	2.554 CDR
% Cum Loss 1st $ Principal Loss	12.77%	11.06%	8.80%
CDR - 1st $ Principal Loss	12.76 CDR	10.618 CDR	8.056 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	14.05%	12.15%	3.38%
CDR - Yield Break	8.69 CDR	7.314 CDR	1.818 CDR
% Cum Loss 1st $ Principal Loss	13.97%	12.07%	9.56%
CDR - 1st $ Principal Loss	8.634 CDR	7.254 CDR	5.552 CDR

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	10.44%	13.28%	9.69%
CDR - Yield Break	13.6 CDR	10.107 CDR	3.834 CDR
% Cum Loss 1st $ Principal Loss	10.41%	13.19%	15.89%
CDR - 1st $ Principal Loss	13.554 CDR	10.028 CDR	7.14 CDR
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.45%	11.72%	8.41%
CDR - Yield Break	12.196 CDR	8.687 CDR	3.248 CDR
% Cum Loss 1st $ Principal Loss	9.42%	11.64%	13.78%
CDR - 1st $ Principal Loss	12.153 CDR	8.616 CDR	5.918 CDR

EquiFirst 2005-1
Ischus Capital Management Stress Runs
Class M-8

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	13.35%	11.62%	9.14%
CDR - Yield Break	13.509 CDR	11.299 CDR	8.426 CDR
% Cum Loss 1st $ Principal Loss	13.29%	11.55%	9.10%
CDR - 1st $ Principal Loss	13.427 CDR	11.214 CDR	8.375 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	14.11%	12.19%	9.44%
CDR - Yield Break	8.738 CDR	7.337 CDR	5.477 CDR
% Cum Loss 1st $ Principal Loss	14.04%	12.10%	9.39%
CDR - 1st $ Principal Loss	8.681 CDR	7.275 CDR	5.443 CDR
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	11.72%	10.01%	7.68%
CDR - Yield Break	11.439 CDR	9.398 CDR	6.865 CDR
% Cum Loss 1st $ Principal Loss	11.67%	9.94%	7.68%
CDR - 1st $ Principal Loss	11.368 CDR	9.321 CDR	6.865 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	12.83%	10.93%	8.37%
CDR - Yield Break	7.802 CDR	6.467 CDR	4.786 CDR
% Cum Loss 1st $ Principal Loss	12.76%	10.84%	8.33%
CDR - 1st $ Principal Loss	7.75 CDR	6.411 CDR	4.762 CDR

PREPAY STRESS

Fwd LIBOR/Swap Shift	-200 bp	Min 0 bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	9.06%	11.96%	9.67%
CDR - Yield Break	11.636 CDR	8.898 CDR	3.825 CDR
% Cum Loss 1st $ Principal Loss	9.03%	11.87%	14.58%
CDR - 1st $ Principal Loss	11.593 CDR	8.825 CDR	6.368 CDR
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	8.17%	10.46%	12.62%
CDR - Yield Break	10.439 CDR	7.661 CDR	3.24 CDR
% Cum Loss 1st $ Principal Loss	8.20%	10.54%	8.39%
CDR - 1st $ Principal Loss	10.399 CDR	7.596 CDR	5.292 CDR

Equifirst Mortgage Loan Trust 2005-1

EQUIFIRST

$610,029,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Sandler O'Neill & Partners LP
Co-Underwriter

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: March 7, 2005***

Equifirst Mortgage Loan Trust 2005-1

$610,029,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
A-1	$232,260,000	1.00 / 1.00	1-20 / 1-20	Floating Rate Senior	AAA/Aaa/AAA
A-2	$136,070,000	Not Marketed Hereby		Floating Rate Senior	AAA/Aaa/AAA
A-3	$164,220,000	3.49 / 3.49	28-72 / 28-72	Floating Rate Senior	AAA/Aaa/AAA
A-4	$44,821,000	6.55 / 8.53	72-79 / 72-175	Floating Rate Senior	AAA/Aaa/AAA
M-1	$46,017,000	4.77 / 5.23	42-79 / 42-154	Floating Rate Subordinate	AA+/Aa1/AA+
M-2	$27,531,000	4.69 / 5.14	41-79 / 41-146	Floating Rate Subordinate	AA/Aa2/AA
M-3	$15,732,000	4.66 / 5.10	40-79 / 40-140	Floating Rate Subordinate	AA-/Aa3/AA-
M-4	$15,732,000	4.65 / 5.07	39-79 / 39-136	Floating Rate Subordinate	A+/A1/A+
M-5	$14,946,000	4.63 / 5.04	39-79 / 39-131	Floating Rate Subordinate	A/A2/A
M-6	$14,946,000	4.62 / 5.01	38-79 / 38-126	Floating Rate Subordinate	A-/A3/A-
M-7	$15,339,000	4.61 / 4.97	38-79 / 38-120	Floating Rate Subordinate	BBB+/Baa1/BBB+
M-8	$10,619,000	4.61 / 4.93	38-79 / 38-113	Floating Rate Subordinate	BBB/Baa2/BBB
M-9	$7,866,000	4.60 / 4.88	37-79 / 37-107	Floating Rate Subordinate	BBB-/Baa3/BBB-
B-1	$7,866,000	Not Marketed Hereby		Floating Rate Subordinate	BB+/Ba1/BB+
B-2	$14,159,000	Not Marketed Hereby		Floating Rate Subordinate	BB/NR/BB
B-3	$7,866,000	Not Marketed Hereby		Floating Rate Subordinate	BB-/NR/BB-
B-4	$5,900,000	Not Marketed Hereby		Floating Rate Subordinate	B+/NR/NR
Total	**$781,890,000**				

(1) The Certificates are backed by the cash flow from the Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.

(3) The Class A-1, Class A-2, Class A-3, Class A-4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 are priced to the Clean-up Call Date and the Class M-9 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.

(4) The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".

Depositor:	Financial Asset Securities Corp.
Servicer:	Saxon Mortgage Services, Inc.
Lead Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")
Co-Underwriter:	Sandler O'Neill & Partners LP.
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	EFC Holdings Corporation ("***Equifirst***"), a wholly owned subsidiary of Regions Bank.
Certificates:	The Class A-1, Class A-2, Class A-3 and Class A-4 Certificates (the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (together, with the Class M Certificates, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on March 15, 2005.
Statistical Calculation Date:	The close of business on February 1 or February 24. For purposes of minimizing variance in bond sizing, the collateral in this termsheet has been rolled to display the scheduled balance as of the Cut-off Date.
Expected Closing Date:	On or about March 17, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Offered Certificates (other than the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates) are expected to be ERISA eligible.

SMMEA Eligibility: The Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "Optional Call"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "Clean-up Call Date").

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the mortgage loans described herein was approximately $786,609,859 consisting of primarily first and second lien, fixed rate and hybrid adjustable rate loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

As of the Statistical Calculation Date, approximately 18.01% of the Mortgage Loans have fixed rates and approximately 81.99% of the Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

On the Closing Date, up to [2.00]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.

Pass-Through Rate:	The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.
Base Rate:	The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.
Net WAC Rate:	The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.
Maximum Cap:	The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from May 2005 to June 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans, over the aggregate certificate principal balance of the Senior Certificates, Subordinate Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.60% of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, 0.60% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:

- (a) 1.20% of the current principal balance of the Mortgage Loans;
- (b) 0.50% of the initial principal balance of the Mortgage Loans (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and

(ii) the later to occur of

- (x) the Distribution Date occurring in April 2008 and
- (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 53.20%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	26.60%	53.20%
M-1	20.75%	41.50%
M-2	17.25%	34.50%
M-3	15.25%	30.50%
M-4	13.25%	26.50%
M-5	11.35%	22.70%
M-6	9.45%	18.90%
M-7	7.50%	15.00%
M-8	6.15%	12.30%
M-9	5.15%	10.30%
B-1	4.15%	8.30%
B-2	2.35%	4.70%
B-3	1.35%	2.70%
B-4	0.60%	1.20%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [30.00%] of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	**Percentage**
April 2008 – March 2009	[3.75%]
April 2009 – March 2010	[7.75%]
April 2010 – March 2011	[8.50%]
April 2011 and thereafter	[8.75%]

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-4 Certificates, then to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, then to the Class M-9 Certificates, then to the Class M-8 Certificates, then to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and lastly, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the Class M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth monthly interest to the Class B-1 Certificates, thirteenth monthly interest to the Class B-2 Certificates, fourteenth monthly interest to the Class B-3 Certificates, and fifteenth, monthly interest to the Class B-4 Certificates.

.

2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the Class M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class B-1 Certificates, twelfth monthly principal to the Class B-2 Certificates, thirteenth, monthly principal to the Class B-3 Certificates and fourteenth, monthly principal to the Class B-4 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates, then any previously unpaid interest to the Class B-3 Certificates, then any unpaid applied Realized Loss amount to the Class B-3 Certificates and then any previously unpaid interest to the Class B-4 Certificates, then any unpaid applied Realized Loss amount to the Class B-4 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, then to the Class B-3 Certificates and lastly to the Class B-4 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to Certificates will be distributed as follows:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, sequentially to the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates and Class A-4 Certificates, in that order, until the Certificate Principal balances have been reduced to zero. If the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates, ninth to the Class M-9 Certificates, tenth to the Class B-1 Certificates, eleventh to the Class B-2 Certificates, twelfth to the Class B-3 Certificates, and thirteenth, to the Class B-4 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, sequentially to the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates and Class A-4 Certificates, in that order, such that the Senior Certificates will have at least 53.20% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 41.50% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 34.50% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 30.50% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 26.50% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 22.70% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 18.90% credit enhancement, eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 15.00% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 12.30% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 10.30% credit enhancement, eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 8.30% credit enhancement, twelfth to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 4.70% credit enhancement, thirteenth to the Class B-3 Certificates such that the Class B-3 Certificates will have at least 2.70% credit enhancement and fourteenth to the Class B-4 Certificates such that the Class B-4 Certificates will have at least 1.20% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	NA	NA	NA
2	776,858,850	6.48721	10.00000
3	770,874,713	6.27755	10.00000
4	763,945,270	6.48635	10.00000
5	756,081,518	6.27663	10.00000
6	747,297,996	6.27612	10.00000
7	737,612,778	6.48474	10.00000
8	727,047,457	6.27495	10.00000
9	715,627,099	6.48344	10.00000
10	703,380,182	6.27361	10.00000
11	690,342,489	6.27288	10.00000
12	676,761,606	6.94432	10.00000
13	662,665,710	6.27337	10.00000
14	648,084,763	6.48216	10.00000
15	633,049,892	6.27291	10.00000
16	617,594,358	6.48201	10.00000
17	601,753,245	6.27308	10.00000
18	585,563,294	6.27342	10.00000
19	569,062,730	6.48354	10.00000
20	552,291,099	6.27507	10.00000
21	535,288,982	6.48512	10.00000
22	518,097,882	6.27698	10.00000
23	500,759,974	7.95659	10.00000
24	483,927,860	9.18607	10.00000
25	467,667,226	8.29400	10.00000
26	451,958,412	8.56675	10.00000
27	436,782,399	8.28678	10.00000
28	422,120,852	8.55924	10.00000
29	407,956,073	8.83012	10.00000
30	394,293,485	8.93797	10.00000
31	381,092,599	9.23075	10.00000
32	368,337,587	8.92750	10.00000
33	356,013,138	9.21937	10.00000
34	344,104,488	8.91640	10.00000
35	332,597,387	9.46409	10.00000
36	0	0.00000	0.00000
37	310,774,641	9.88221	10.00000
38	0	0.00000	0.00000
39	291,189,501	9.86494	10.00000
40 and thereafter	0	0.00000	0.00000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
1	NA	31	10.00
2	10.00	32	10.00
3	10.00	33	10.00
4	10.00	34	10.00
5	10.00	35	10.00
6	10.00	36	10.57
7	10.00	37	10.00
8	10.00	38	10.20
9	10.00	39	10.00
10	10.00	40	10.18
11	10.00	41	10.38
12	10.00	42	10.59
13	10.00	43	10.93
14	10.00	44	10.57
15	10.00	45	10.91
16	10.00	46	10.54
17	10.00	47	10.54
18	10.00	48	11.77
19	10.00	49	10.62
20	10.00	50	10.96
21	10.00	51	10.59
22	10.00	52	10.93
23	10.00	53	10.57
24	10.00	54	10.66
25	10.00	55	11.00
26	10.00	56	10.64
27	10.00	57	10.98
28	10.00	58	10.61
29	10.00	59	10.60
30	10.00	60	11.72

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
61	10.57	72	11.54
62	10.91	73	10.41
63	10.54	74	10.74
64	10.88	75	10.38
65	10.52	76	10.71
66	10.50	77	10.35
67	10.84	78	10.34
68	10.48	79	10.67
69	10.81		
70	10.45		
71	10.43		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/360 basis). Includes proceeds from the Yield Maintenance Agreement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)(1)	Call Eligible	Bond Balance Outstanding
1	2.75000	3.20000	2.46	No	Yes
2	2.92700	3.33900	3.16	No	Yes
3	3.15500	3.47600	2.82	No	Yes
4	3.26000	3.58900	2.83	No	Yes
5	3.39600	3.69900	2.58	No	Yes
6	3.52100	3.79600	2.45	No	Yes
7	3.63600	3.88200	2.46	No	Yes
8	3.73500	3.95800	2.23	No	Yes
9	3.82500	4.02300	2.27	No	Yes
10	3.90800	4.07900	2.05	No	Yes
11	3.97100	4.12700	1.98	No	Yes
12	4.02800	4.16800	2.33	No	Yes
13	4.08500	4.20600	1.86	No	Yes
14	4.12100	4.24000	1.96	No	Yes
15	4.15400	4.27200	1.78	No	Yes
16	4.18700	4.30200	1.88	No	Yes
17	4.21700	4.32900	1.70	No	Yes
18	4.25000	4.35300	1.66	No	Yes
19	4.28600	4.36600	1.76	No	Yes
20	4.31000	4.37100	1.58	No	Yes
21	4.33000	4.37700	1.70	No	Yes
22	4.35000	4.38600	1.53	No	Yes
23	4.35700	4.39700	3.15	No	Yes
24	4.32600	4.41200	4.01	No	Yes
25	4.31300	4.43700	3.51	No	Yes
26	4.34800	4.46800	3.62	No	Yes
27	4.38200	4.49700	3.40	No	Yes
28	4.41400	4.52500	3.51	No	Yes
29	4.44400	4.54900	3.86	No	Yes
30	4.47200	4.57200	3.93	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)(1)	Call Eligible	Bond Balance Outstanding
31	4.49800	4.59100	4.06	No	Yes
32	4.52100	4.60700	3.84	No	Yes
33	4.54200	4.62200	3.97	No	Yes
34	4.56000	4.63400	3.75	No	Yes
35	4.57500	4.64500	3.81	No	Yes
36	4.58600	4.65500	4.49	No	Yes
37	4.59500	4.66500	4.09	No	Yes
38	4.60400	4.67600	4.32	No	Yes
39	4.61400	4.68700	4.15	No	Yes
40	4.62400	4.69900	4.32	No	Yes
41	4.63400	4.71300	4.18	No	Yes
42	4.64600	4.72700	4.28	No	Yes
43	4.65800	4.74400	4.44	No	Yes
44	4.67200	4.76100	4.25	No	Yes
45	4.68600	4.77800	4.41	No	Yes
46	4.70300	4.79500	4.22	No	Yes
47	4.72100	4.81100	4.26	No	Yes
48	4.74100	4.82600	4.82	No	Yes
49	4.75900	4.84000	4.26	No	Yes
50	4.77300	4.85200	4.42	No	Yes
51	4.78600	4.86300	4.22	No	Yes
52	4.79800	4.87300	4.39	No	Yes
53	4.81000	4.88300	4.23	No	Yes
54	4.82000	4.89100	4.23	No	Yes
55	4.83000	4.89800	4.40	No	Yes
56	4.83900	4.90500	4.20	No	Yes
57	4.84600	4.91400	4.37	No	Yes
58	4.85300	4.92400	4.18	No	Yes
59	4.85800	4.93500	4.20	No	Yes
60	4.86300	4.94800	4.74	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)(1)	Call Eligible	Bond Balance Outstanding
61	4.87300	4.96300	4.19	No	Yes
62	4.88900	4.97800	4.35	No	Yes
63	4.90500	4.99400	4.15	No	Yes
64	4.92000	5.00800	4.31	No	Yes
65	4.93500	5.02300	4.16	No	Yes
66	4.94900	5.03600	4.16	No	Yes
67	4.96400	5.05000	4.33	No	Yes
68	4.97800	5.06300	4.13	No	Yes
69	4.99100	5.07500	4.29	No	Yes
70	5.00400	5.08700	4.10	No	Yes
71	5.01600	5.09800	4.12	No	Yes
72	5.02800	5.10900	4.67	No	Yes
73	5.04000	5.12000	4.11	No	Yes
74	5.05000	5.12900	4.28	No	Yes
75	5.06100	5.13800	4.09	No	Yes
76	5.07100	5.14700	4.26	No	Yes
77	5.08000	5.15500	4.10	No	Yes
78	5.08900	5.16200	4.10	No	Yes
79	5.09700	5.16900	4.28	Yes	Yes

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Breakeven Losses

Class	M1	M2	M3	M4	M5	M6
Rating (S/M/F)	AA+/Aa1/AA+	AA/Aa2/AA	AA-/Aa3/AA-	A+/A1/A+	A/A2/A	A-/A3/A-
Loss Severity	30%	30%	30%	30%	30%	30%
Default	52.83%	40.30%	34.49%	29.42%	25.16%	21.32%
Collateral Loss	23.10%	20.32%	18.71%	17.08%	15.51%	13.92%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	33.12%	26.58%	23.31%	20.30%	17.67%	15.21%
Collateral Loss	24.38%	21.41%	19.69%	17.96%	16.30%	14.61%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	24.15%	19.84%	17.60%	15.49%	13.61%	11.82%
Collateral Loss	25.19%	22.10%	20.32%	18.52%	16.80%	15.06%

Class	M7	M8	M9
Rating (S/M/F)	BBB+/Baa1/BBB+	BBB/Baa2/BBB	BBB-/Baa3/BBB-
Loss Severity	30%	30%	30%
Default	17.70%	15.36%	13.61%
Collateral Loss	12.24%	11.04%	10.08%
Loss Severity	40%	40%	40%
Default	12.81%	11.22%	10.00%
Collateral Loss	12.83%	11.56%	10.53%
Loss Severity	50%	50%	50%
Default	10.03%	8.83%	7.90%
Collateral Loss	13.20%	11.88%	10.82%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Delinquency trigger is failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.82
MDUR (yr)	1.19	1.07	0.97	0.88	0.80
First Prin Pay	4/2005	4/2005	4/2005	4/2005	4/2005
Last Prin Pay	4/2007	1/2007	11/2006	9/2006	7/2006

Class A-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.82
MDUR (yr)	1.19	1.07	0.97	0.88	0.80
First Prin Pay	4/2005	4/2005	4/2005	4/2005	4/2005
Last Prin Pay	4/2007	1/2007	11/2006	9/2006	7/2006

Class A-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.03	4.21	3.49	2.60	2.26
MDUR (yr)	4.57	3.88	3.25	2.47	2.15
First Prin Pay	4/2008	11/2007	7/2007	4/2007	1/2007
Last Prin Pay	9/2013	4/2012	3/2011	4/2010	11/2007

Class A-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.03	4.21	3.49	2.60	2.26
MDUR (yr)	4.57	3.88	3.25	2.47	2.15
First Prin Pay	4/2008	11/2007	7/2007	4/2007	1/2007
Last Prin Pay	9/2013	4/2012	3/2011	4/2010	11/2007

Weighted Average Life Tables

Class A-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.21	7.64	6.55	5.49	2.86
MDUR (yr)	7.89	6.70	5.84	4.98	2.70
First Prin Pay	9/2013	4/2012	3/2011	4/2010	11/2007
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	3/2008

Class A-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.99	10.00	8.53	7.28	2.86
MDUR (yr)	9.78	8.40	7.33	6.37	2.70
First Prin Pay	9/2013	4/2012	3/2011	4/2010	11/2007
Last Prin Pay	2/2025	2/2022	10/2019	12/2017	3/2008

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.29	4.77	4.71	4.53
MDUR (yr)	5.55	4.75	4.34	4.30	4.15
First Prin Pay	7/2008	5/2008	9/2008	3/2009	3/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.94	5.84	5.23	5.13	6.33
MDUR (yr)	5.99	5.15	4.68	4.63	5.59
First Prin Pay	7/2008	5/2008	9/2008	3/2009	3/2008
Last Prin Pay	12/2022	3/2020	1/2018	4/2016	1/2016

Weighted Average Life Tables

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.28	4.69	4.38	4.54
MDUR (yr)	5.54	4.74	4.26	4.01	4.15
First Prin Pay	7/2008	5/2008	8/2008	11/2008	5/2009
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.92	5.81	5.14	4.78	4.89
MDUR (yr)	5.97	5.12	4.60	4.32	4.44
First Prin Pay	7/2008	5/2008	8/2008	11/2008	5/2009
Last Prin Pay	2/2022	5/2019	5/2017	9/2015	1/2014

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.28	4.66	4.26	4.22
MDUR (yr)	5.53	4.73	4.23	3.91	3.88
First Prin Pay	7/2008	5/2008	7/2008	10/2008	2/2009
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.91	5.80	5.10	4.66	4.55
MDUR (yr)	5.95	5.11	4.56	4.21	4.14
First Prin Pay	7/2008	5/2008	7/2008	10/2008	2/2009
Last Prin Pay	6/2021	11/2018	11/2016	3/2015	9/2013

Weighted Average Life Tables

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.65	4.21	4.07
MDUR (yr)	5.50	4.70	4.20	3.84	3.73
First Prin Pay	7/2008	4/2008	6/2008	9/2008	12/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.89	5.78	5.07	4.59	4.38
MDUR (yr)	5.90	5.06	4.51	4.14	3.98
First Prin Pay	7/2008	4/2008	6/2008	9/2008	12/2008
Last Prin Pay	1/2021	6/2018	7/2016	12/2014	5/2013

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.63	4.16	3.95
MDUR (yr)	5.49	4.69	4.18	3.80	3.63
First Prin Pay	7/2008	4/2008	6/2008	8/2008	10/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.87	5.76	5.04	4.53	4.26
MDUR (yr)	5.87	5.04	4.48	4.08	3.87
First Prin Pay	7/2008	4/2008	6/2008	8/2008	10/2008
Last Prin Pay	7/2020	1/2018	2/2016	7/2014	2/2013

Weighted Average Life Tables

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.62	4.13	3.87
MDUR (yr)	5.48	4.68	4.16	3.76	3.55
First Prin Pay	7/2008	4/2008	5/2008	7/2008	8/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.84	5.74	5.01	4.48	4.16
MDUR (yr)	5.84	5.01	4.45	4.03	3.78
First Prin Pay	7/2008	4/2008	5/2008	7/2008	8/2008
Last Prin Pay	12/2019	7/2017	9/2015	3/2014	10/2012

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.61	4.10	3.79
MDUR (yr)	5.38	4.61	4.10	3.69	3.45
First Prin Pay	7/2008	4/2008	5/2008	6/2008	7/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.80	5.70	4.97	4.42	4.06
MDUR (yr)	5.71	4.91	4.36	3.94	3.66
First Prin Pay	7/2008	4/2008	5/2008	6/2008	7/2008
Last Prin Pay	4/2019	12/2016	3/2015	10/2013	6/2012

Weighted Average Life Tables

Class M-8 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.61	4.08	3.75
MDUR (yr)	5.36	4.60	4.09	3.67	3.40
First Prin Pay	7/2008	4/2008	5/2008	5/2008	6/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-8 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.75	5.66	4.93	4.37	3.99
MDUR (yr)	5.66	4.86	4.32	3.89	3.59
First Prin Pay	7/2008	4/2008	5/2008	5/2008	6/2008
Last Prin Pay	6/2018	4/2016	8/2014	3/2013	12/2011

Class M-9 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.60	4.06	3.72
MDUR (yr)	5.23	4.50	4.00	3.59	3.32
First Prin Pay	7/2008	4/2008	4/2008	5/2008	6/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-9 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.70	5.61	4.88	4.31	3.93
MDUR (yr)	5.48	4.73	4.20	3.77	3.48
First Prin Pay	7/2008	4/2008	4/2008	5/2008	6/2008
Last Prin Pay	10/2017	8/2015	2/2014	10/2012	7/2011

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Mortgage Loans
As of the Statistical Calculation Date

		Minimum	Maximum
Scheduled Principal Balance	$786,609,859	$13,420	$717,755
Average Scheduled Principal Balance	$155,919		
Number of Mortgage Loans	5,045		
Weighted Average Gross Coupon	6.998%	4.980%	12.800%
Weighted Average FICO Score	638	504	810
Weighted Average Combined Original LTV	88.97%	18.18%	100.00%
Weighted Average Original Term	357 months	120 months	360 months
Weighted Average Stated Remaining Term	356 months	117 months	360 months
Weighted Average Seasoning	2 months	0 months	26 months
Weighted Average Gross Margin	6.387%	4.000%	11.070%
Weighted Average Minimum Interest Rate	6.860%	4.980%	11.700%
Weighted Average Maximum Interest Rate	12.860%	10.980%	17.700%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	24 months	4 months	36 months
Maturity Date		Dec. 1, 2014	Mar. 1, 2035
Maximum Zip Code Concentration	0.32%	23462	

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	302	$10,239,024.00	1.3%	9.999%	326	92.78%	638
50,000.01 - 100,000.00	1,191	92,949,780.45	11.82	7.8632	352	88.54	628
100,000.01 - 150,000.00	1,348	167,289,450.66	21.27	7.2199	355	89.66	633
150,000.01 - 200,000.00	985	170,195,035.89	21.64	6.8661	357	89.56	641
200,000.01 - 250,000.00	567	126,721,943.64	16.11	6.7371	357	89.43	639
250,000.01 - 300,000.00	275	75,243,352.61	9.57	6.6668	358	88.58	641
300,000.01 - 350,000.00	164	53,009,288.55	6.74	6.5537	358	88.53	641
350,000.01 - 400,000.00	97	36,651,193.95	4.66	6.5619	358	87.99	648
400,000.01 - 450,000.00	53	22,637,245.56	2.88	6.4797	355	88.44	652
450,000.01 - 500,000.00	46	21,872,343.90	2.78	6.6312	358	84.48	646
500,000.01 - 550,000.00	7	3,686,601.37	0.47	6.3522	358	84.90	668
550,000.01 - 600,000.00	6	3,423,121.18	0.44	5.8846	358	80.98	660
600,000.01 - 650,000.00	1	627,917.89	0.08	5.4900	358	72.00	615
650,000.01 - 700,000.00	2	1,345,804.28	0.17	6.3669	359	80.00	673
700,000.01 - 750,000.00	1	717,755.30	0.09	5.8000	358	79.56	697
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	$480,947.46	0.06%	4.988%	358	75.28%	656
5.000 - 5.499	84	20,041,080.32	2.55	5.3319	358	80.45	661
5.500 - 5.999	417	92,813,144.48	11.80	5.8120	358	83.35	661
6.000 - 6.499	603	119,078,742.06	15.14	6.2604	357	86.40	652
6.500 - 6.999	1,329	234,307,112.18	29.79	6.7561	357	89.67	641
7.000 - 7.499	749	115,291,742.43	14.66	7.2375	355	91.12	636
7.500 - 7.999	818	114,710,424.04	14.58	7.7252	355	91.25	622
8.000 - 8.499	286	33,614,344.23	4.27	8.2077	354	91.06	607
8.500 - 8.999	271	27,878,052.93	3.54	8.7155	349	90.70	599
9.000 - 9.499	96	7,862,333.25	1.00	9.2308	357	93.83	600
9.500 - 9.999	98	6,678,189.93	0.85	9.7296	348	96.78	622
10.000 -10.499	67	3,922,120.77	0.50	10.1840	349	95.30	621
10.500 -10.999	95	4,607,962.74	0.59	10.7237	342	98.45	634
11.000 -11.499	77	3,272,552.68	0.42	11.2168	336	99.36	632
11.500 -11.999	47	1,820,201.75	0.23	11.6990	318	99.55	623
12.000 -12.499	5	170,252.01	0.02	12.2574	302	100.00	637
12.500 -12.999	1	60,655.97	0.01	12.8000	357	100.00	648
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

FICO	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	18	$2,060,348.91	0.26%	8.891%	358	77.9%	516
525-549	253	32,943,729.50	4.19	7.8110	357	80.08	539
550-574	327	47,759,338.42	6.07	7.3239	357	81.38	563
575-599	517	77,524,341.65	9.86	7.2624	356	84.16	587
600-624	960	144,608,494.59	18.38	7.0840	355	88.24	612
625-649	1,078	171,433,230.85	21.79	6.9766	356	91.12	636
650-674	873	141,041,825.75	17.93	6.8570	356	90.79	661
675-699	486	77,988,831.62	9.91	6.8145	355	91.88	685
700 and greater	533	91,249,717.94	11.60	6.5417	355	92.33	733
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	40	$3,591,509.89	0.46%	6.727%	354	39.18%	608
50.00- 54.99	33	4,918,642.32	0.63	6.5513	355	51.90	614
55.00- 59.99	33	5,066,381.31	0.64	6.4115	357	57.88	616
60.00- 64.99	55	8,608,353.21	1.09	6.4848	351	62.36	615
65.00- 69.99	95	13,687,359.97	1.74	6.5421	356	67.32	603
70.00- 74.99	132	21,558,563.60	2.74	6.5560	358	71.69	609
75.00- 79.99	228	41,404,718.28	5.26	6.5792	358	77.06	611
80.00	779	132,049,650.25	16.79	6.6231	357	80.00	645
80.01- 84.99	140	24,219,432.34	3.08	6.7081	358	83.28	619
85.00- 89.99	530	83,930,649.19	10.67	6.9577	354	86.04	614
90.00- 94.99	685	116,197,543.69	14.77	7.0875	356	90.61	620
95.00- 99.99	483	83,508,376.26	10.62	7.0695	356	95.62	652
100.00	1,812	247,868,678.92	31.51	7.3486	355	100.00	661
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	5	$381,158.95	0.05%	7.795%	118	89%	648
180	52	5,117,207.13	0.65	7.6090	178	86.69	648
240	158	8,805,725.80	1.12	8.4219	238	93.65	642
300	6	979,480.24	0.12	6.8828	298	94.23	701
360	4,824	771,326,287.11	98.06	6.9770	358	88.93	638
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	5	$381,158.95	0.05%	7.795%	118	89%	648
121-180	52	5,117,207.13	0.65	7.6090	178	86.69	648
181-240	158	8,805,725.80	1.12	8.4219	238	93.65	642
241-300	6	979,480.24	0.12	6.8828	298	94.23	701
301-360	4,824	771,326,287.11	98.06	6.9770	358	88.93	638
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	121	$16,252,697.24	2.07%	7.042%	357	82.04%	638
20.01 -25.00	161	22,269,641.38	2.83	6.8312	356	84.92	651
25.01 -30.00	309	41,861,451.80	5.32	7.0003	355	86.41	635
30.01 -35.00	481	69,612,892.40	8.85	6.9556	356	87.78	637
35.01 -40.00	796	124,770,670.56	15.86	6.9101	356	88.27	640
40.01 -45.00	1,245	201,344,400.32	25.60	6.9991	356	89.33	641
45.01 -50.00	1,789	282,954,954.82	35.97	7.0717	356	90.31	637
50.01 -55.00	123	24,746,366.01	3.15	6.8028	352	90.08	633
55.01 -60.00	7	1,031,844.22	0.13	7.1138	341	88.16	622
60.01 and greater	11	1,693,168.60	0.22	6.9334	356	92.10	665
None	2	71,771.88	0.01	10.5795	359	100.00	664
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,811	$644,954,918.27	81.99%	6.86%	358	88.45%	634
Fixed Rate	1,234	141,654,940.96	18.01	7.6257	343	91.36	657
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Product	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	3,317	$552,857,062.98	70.28%	6.92%	358	88.6%	631
3/27 6 Mo LIBOR ARM	494	92,097,855.29	11.71	6.4998	359	87.57	652
Fixed Rate 10 Year	5	381,158.95	0.05	7.7946	118	89.00	648
Fixed Rate 15 Year	52	5,117,207.13	0.65	7.6090	178	86.69	648
Fixed Rate 20 Year	158	8,805,725.80	1.12	8.4219	238	93.65	642
Fixed Rate 25 Year	6	979,480.24	0.12	6.8828	298	94.23	701
Fixed Rate 30 Year	1,013	126,371,368.84	16.07	7.5761	358	91.38	658
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Interest Only	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	595	$137,396,277.29	17.47%	6.4%	359	89.78%	663
Not Interest Only	4,450	649,213,581.94	82.53	7.1240	355	88.80	633
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
N/A	1,259	$185,637,940.32	23.6%	7.145%	356	87.72%	633
12 months	153	29,026,537.90	3.69	7.0396	355	86.98	642
24 months	2,259	372,202,490.55	47.32	6.9196	358	89.14	632
30 months	16	3,357,714.74	0.43	7.2627	352	92.80	648
36 months	1,358	196,385,175.72	24.97	6.9954	350	90.07	655
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Lien	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,692	$770,682,087.27	97.98%	6.925%	356	88.75%	638
Second Lien	353	15,927,771.96	2.02	10.5092	339	99.83	657
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Documentation Type	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	306	$58,159,022.17	7.39%	6.959%	355	86.31%	637
Full Documentation	3,936	598,126,189.74	76.04	6.9451	356	90.49	636
Stated Documentation	803	130,324,647.32	16.57	7.2554	356	83.19	652
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	3,068	$510,032,626.73	64.84%	6.905%	355	87.94%	632
Land Contract	27	2,562,466.21	0.33	7.7568	358	83.89	595
Purchase	1,712	239,458,198.03	30.44	7.1900	357	91.39	654
Rate/Term Refinance	238	34,556,568.26	4.39	6.9770	352	87.92	631
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Property Type	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	78	$10,702,519.54	1.36%	6.828%	355	80.32%	624
3 Units	9	2,111,389.75	0.27	6.3052	359	68.48	624
4 Units	6	1,155,142.70	0.15	6.5030	349	75.34	643
Condominium	217	33,479,708.06	4.26	6.7556	358	89.65	657
Modular Home	1	169,328.01	0.02	5.9000	359	86.04	611
Single Family	4,556	713,508,163.93	90.71	7.0172	356	89.14	638
Townhouse	178	25,483,607.24	3.24	6.9253	357	89.43	641
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	100	$12,181,481.74	1.55%	7.229%	358	80.93%	670
Primary	4,929	770,920,160.44	98.01	6.9956	356	89.12	638
Second Home	16	3,508,217.05	0.45	6.6314	359	85.06	678
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

State	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	112	$13,616,503.21	1.73%	7.512%	354	92.16%	629
Arizona	214	33,050,071.63	4.20	6.8635	357	89.31	648
Arkansas	34	3,774,678.99	0.48	7.7757	330	96.12	655
California	299	73,310,357.67	9.32	6.3434	359	82.66	640
Colorado	156	29,178,651.09	3.71	6.6733	358	91.60	656
Connecticut	30	5,684,759.28	0.72	6.9069	359	85.97	614
Delaware	40	7,462,982.97	0.95	6.9781	358	88.81	638
Florida	297	48,193,964.13	6.13	7.0476	357	88.99	641
Georgia	225	32,106,283.13	4.08	7.2354	356	91.57	636
Idaho	17	2,310,257.53	0.29	6.8052	358	88.60	632
Illinois	221	33,575,168.52	4.27	6.9451	356	89.21	633
Indiana	117	14,285,318.67	1.82	7.2335	357	93.42	641
Iowa	35	3,729,332.60	0.47	7.5275	357	92.89	643
Kansas	39	4,606,405.08	0.59	7.4642	354	92.65	641
Kentucky	48	5,213,130.69	0.66	7.2181	358	91.80	650
Louisiana	79	9,009,151.71	1.15	7.5935	352	89.32	625
Maine	53	8,131,076.65	1.03	6.9859	358	87.15	639
Maryland	220	48,358,465.59	6.15	6.7520	359	88.36	639
Massachusetts	61	13,603,371.11	1.73	6.7392	359	83.06	627
Michigan	255	36,393,359.23	4.63	7.2219	357	89.35	630
Minnesota	75	14,683,435.96	1.87	6.7593	358	92.19	648
Mississippi	50	6,743,513.25	0.86	7.4415	344	92.11	631
Missouri	95	10,448,598.11	1.33	7.3924	357	91.98	625
Nebraska	21	2,856,291.93	0.36	7.5317	358	91.05	644
Nevada	107	20,841,731.41	2.65	6.7157	359	85.70	645
New Hampshire	34	6,702,762.42	0.85	6.7270	357	89.35	645
New Jersey	142	28,457,948.84	3.62	6.7509	358	84.00	625
New Mexico	25	2,779,064.25	0.35	7.6611	357	87.71	653
New York	78	10,243,355.83	1.30	7.3403	350	84.80	632
North Carolina	220	27,681,979.69	3.52	7.3124	352	90.37	635
Ohio	167	23,602,920.87	3.00	7.0038	355	91.42	642
Oklahoma	81	7,303,416.12	0.93	7.7974	347	89.37	629
Oregon	44	6,749,339.91	0.86	7.0295	358	89.25	633
Pennsylvania	307	41,251,240.83	5.24	7.0946	349	91.37	644
Rhode Island	23	4,721,938.14	0.60	6.6567	358	82.74	628
South Carolina	114	13,616,505.21	1.73	7.5717	354	94.03	628
South Dakota	3	438,744.27	0.06	6.7591	359	93.90	638
Tennessee	150	17,914,631.19	2.28	7.3629	353	94.72	635
Texas	154	16,062,868.69	2.04	7.3980	348	87.58	636
Utah	45	6,554,383.51	0.83	6.8359	358	88.27	638

Continued Next Page....

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State *(Continued)*	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Vermont	6	800,444.30	0.10%	7.7436	355	82.66	653
Virginia	357	61,035,143.08	7.76	7.0751	355	88.66	639
Washington	79	14,451,442.63	1.84	6.6454	358	91.83	658
Wisconsin	111	14,451,771.66	1.84	7.3662	355	91.87	633
Wyoming	5	623,097.65	0.08	6.5943	356	90.23	639
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	25	$6,251,059.15	0.97%	5.473%	359	78.78%	640
4.500 - 4.999	142	30,891,856.66	4.79	5.8262	359	81.97	657
5.000 - 5.499	317	65,571,119.60	10.17	6.0744	359	84.10	652
5.500 - 5.999	605	113,777,343.09	17.64	6.4184	359	85.36	644
6.000 - 6.499	732	131,379,612.51	20.37	6.6255	358	88.23	642
6.500 - 6.999	861	141,161,244.83	21.89	7.0278	358	91.14	633
7.000 - 7.499	584	87,376,729.97	13.55	7.4341	358	91.67	621
7.500 - 7.999	305	40,865,869.55	6.34	7.9774	358	92.37	602
8.000 - 8.499	145	18,060,030.88	2.80	8.4431	358	91.30	591
8.500 - 8.999	53	5,619,810.88	0.87	9.1582	358	94.32	579
9.000 - 9.499	22	2,136,954.46	0.33	9.5664	358	94.14	575
9.500 - 9.999	15	1,455,979.24	0.23	10.0272	358	93.76	571
10.000 -10.499	4	335,566.21	0.05	10.4166	357	85.00	528
11.000 -11.499	1	71,741.24	0.01	11.7000	352	90.00	520
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	$480,947.46	0.07%	4.988%	358	75.28%	656
5.000 - 5.499	84	20,041,080.32	3.11	5.3319	358	80.45	661
5.500 - 5.999	399	88,917,920.10	13.79	5.8089	358	83.38	660
6.000 - 6.499	524	103,826,641.69	16.10	6.2561	358	86.18	649
6.500 - 6.999	1,086	194,847,739.49	30.21	6.7490	358	89.51	636
7.000 - 7.499	595	93,294,407.37	14.47	7.2326	358	90.51	628
7.500 - 7.999	611	88,070,230.07	13.66	7.7192	358	91.53	616
8.000 - 8.499	213	25,543,544.93	3.96	8.2059	358	91.20	598
8.500 - 8.999	188	19,784,726.71	3.07	8.7260	358	91.80	592
9.000 - 9.499	57	5,443,906.57	0.84	9.2313	358	93.40	581
9.500 - 9.999	33	3,003,048.19	0.47	9.6920	358	94.89	576
10.000 -10.499	12	1,251,938.99	0.19	10.1629	358	88.78	556
10.500 -10.999	5	330,329.17	0.05	10.6874	359	90.34	592
11.000 -11.499	1	46,715.97	0.01	11.1000	358	85.00	520
11.500 -11.999	1	71,741.24	0.01	11.7000	352	90.00	520
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	2	$480,947.46	0.07%	4.988%	358	75.28%	656
11.000 -11.499	84	20,041,080.32	3.11	5.3319	358	80.45	661
11.500 -11.999	399	88,917,920.10	13.79	5.8089	358	83.38	660
12.000 -12.499	524	103,826,641.69	16.10	6.2561	358	86.18	649
12.500 -12.999	1,086	194,847,739.49	30.21	6.7490	358	89.51	636
13.000 -13.499	595	93,294,407.37	14.47	7.2326	358	90.51	628
13.500 -13.999	611	88,070,230.07	13.66	7.7192	358	91.53	616
14.000 -14.499	213	25,543,544.93	3.96	8.2059	358	91.20	598
14.500 -14.999	188	19,784,726.71	3.07	8.7260	358	91.80	592
15.000 -15.499	57	5,443,906.57	0.84	9.2313	358	93.40	581
15.500 -15.999	33	3,003,048.19	0.47	9.6920	358	94.89	576
16.000 -16.499	12	1,251,938.99	0.19	10.1629	358	88.78	556
16.500 -16.999	5	330,329.17	0.05	10.6874	359	90.34	592
17.000 -17.499	1	46,715.97	0.01	11.1000	358	85.00	520
17.500 -17.999	1	71,741.24	0.01	11.7000	352	90.00	520
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	3,811	$644,954,918.27	100%	6.86%	358	88.45%	634
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	3,811	$644,954,918.27	100%	6.86%	358	88.45%	634
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Jan-05	1	$29,504.68	0.00%	8.5%	334	36.14%	585
Feb-05	1	232,700.05	0.04	7.0500	335	85.00	615
Oct-06	10	1,226,156.02	0.19	7.8753	355	91.00	597
Nov-06	28	3,705,332.25	0.57	7.2683	356	91.04	635
Dec-06	163	28,823,670.67	4.47	6.9371	357	90.79	628
Mar-06	2	570,967.57	0.09	6.6946	348	97.28	623
Apr-06	1	101,670.58	0.02	7.6000	349	95.00	635
May-06	2	123,669.65	0.02	6.1008	350	86.23	634
Jun-06	2	280,041.22	0.04	6.1494	351	84.82	619
Jul-06	13	2,194,789.13	0.34	6.7572	352	90.54	627
Aug-06	15	2,449,431.73	0.38	7.3059	353	91.73	623
Sep-06	7	1,303,243.75	0.20	7.8651	354	96.43	623
Jan-07	1,326	216,370,211.89	33.55	6.8790	358	88.61	633
Nov-07	1	142,168.44	0.02	8.7500	356	95.00	584
Dec-07	13	2,655,028.09	0.41	6.3456	357	91.96	656
Feb-07	1,653	277,379,687.35	43.01	6.9532	359	88.43	631
Mar-07	94	18,130,096.34	2.81	6.6417	360	85.30	632
Jul-07	1	161,592.08	0.03	6.3000	352	100.00	698
Jan-08	203	36,780,196.59	5.70	6.4554	358	88.52	657
Feb-08	253	47,217,110.19	7.32	6.5502	359	86.82	649
Mar-08	22	5,077,650.00	0.79	6.3736	360	85.10	652
Total	**3,811**	**$644,954,918.27**	**100.00%**	**6.8596%**	**358**	**88.45%**	**634**

Equifirst Mortgage Loan Trust 2005-1

EQUIFIRST

$136,070,000 (Approximate)
144A Private Placement

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Placement Agent

RBS Greenwich Capital

The information contained herein has been prepared on the basis of information provided by the issuer or one or more of its affiliates to assist interested parties in making a preliminary analysis of the proposed transaction and does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the proposed transaction. We have not verified any of the information contained herein and assume no responsibility for the accuracy or completeness thereof. The information contained herein does not constitute an offer to sell, nor a solicitation of an offer to buy, any security or other financial instrument. Any such offer or solicitation may only be made by means of the Private Placement Memorandum, which will be made available by Greenwich Capital Markets, Inc., the Initial Purchaser. The terms of this Preliminary Term Sheet are qualified in their entirety by the information contained in the Private Placement Memorandum, which will supersede, in its entirety, the terms hereof. This Preliminary Term Sheet is submitted on a confidential basis to a limited number of institutional investors and may not be reproduced in whole or in part, nor may it be distributed or any of its contents disclosed to anyone other than the prospective investor to whom it has been submitted by the Initial Purchaser. Terms used but not defined herein shall have the meanings set forth in the Private Placement Memorandum.

Preliminary Term Sheet ***Date Prepared: March 7, 2005***

Equifirst Mortgage Loan Trust 2005-1

$136,070,000 (Approximate)
144A Private Placement

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
A-1	$232,260,000	Not Marketed Hereby		Floating Rate Senior	AAA/Aaa/AAA
A-2	$136,070,000	2.00 / 2.00	20-28 / 20-28	Floating Rate Senior	AAA/Aaa/AAA
A-3	$164,220,000	Not Marketed Hereby		Floating Rate Senior	AAA/Aaa/AAA
A-4	$44,821,000	Not Marketed Hereby		Floating Rate Senior	AAA/Aaa/AAA
M-1	$46,017,000	Not Marketed Hereby		Floating Rate Subordinate	AA+/Aa1/AA+
M-2	$27,531,000	Not Marketed Hereby		Floating Rate Subordinate	AA/Aa2/AA
M-3	$15,732,000	Not Marketed Hereby		Floating Rate Subordinate	AA-/Aa3/AA-
M-4	$15,732,000	Not Marketed Hereby		Floating Rate Subordinate	A+/A1/A+
M-5	$14,946,000	Not Marketed Hereby		Floating Rate Subordinate	A/A2/A
M-6	$14,946,000	Not Marketed Hereby		Floating Rate Subordinate	A-/A3/A-
M-7	$15,339,000	Not Marketed Hereby		Floating Rate Subordinate	BBB+/Baa1/BBB+
M-8	$10,619,000	Not Marketed Hereby		Floating Rate Subordinate	BBB/Baa2/BBB
M-9	$7,866,000	Not Marketed Hereby		Floating Rate Subordinate	BBB-/Baa3/BBB-
B-1	$7,866,000	Not Marketed Hereby		Floating Rate Subordinate	BB+/Ba1/BB+
B-2	$14,159,000	Not Marketed Hereby		Floating Rate Subordinate	BB/NR/BB
B-3	$7,866,000	Not Marketed Hereby		Floating Rate Subordinate	BB-/NR/BB-
B-4	$5,900,000	Not Marketed Hereby		Floating Rate Subordinate	B+/NR/NR
Total	**$781,890,000**				

(1) The Certificates are backed by the cash flow from the Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.

(3) The Class A-1, Class A-2, Class A-3, Class A-4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 are priced to the Clean-up Call Date and the Class M-9 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.

(4) The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".

The information contained herein has been prepared on the basis of information provided by the issuer or one or more of its affiliates to assist interested parties in making a preliminary analysis of the proposed transaction and does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the proposed transaction. We have not verified any of the information contained herein and assume no responsibility for the accuracy or completeness thereof. The information contained herein does not constitute an offer to sell, nor a solicitation of an offer to buy, any security or other financial instrument. Any such offer or solicitation may only be made by means of the Private Placement Memorandum, which will be made available by Greenwich Capital Markets, Inc., the Initial Purchaser. The terms of this Preliminary Term Sheet are qualified in their entirety by the information contained in the Private Placement Memorandum, which will supersede, in its entirety, the terms hereof. This Preliminary Term Sheet is submitted on a confidential basis to a limited number of institutional investors and may not be reproduced in whole or in part, nor may it be distributed or any of its contents disclosed to anyone other than the prospective investor to whom it has been submitted by the Initial Purchaser. Terms used but not defined herein shall have the meanings set forth in the Private Placement Memorandum.

Depositor:	Financial Asset Securities Corp.
Servicer:	Saxon Mortgage Services, Inc.
Placement Agent:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	EFC Holdings Corporation ("***Equifirst***"), a wholly owned subsidiary of Regions Bank.
Certificates:	The Class A-1, Class A-2, Class A-3 and Class A-4 Certificates (the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (together, with the Class M Certificates, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on March 15, 2005.
Statistical Calculation Date:	The close of business on February 1 or February 24. For purposes of minimizing variance in bond sizing, the collateral in this termsheet has been rolled to display the scheduled balance as of the Cut-off Date.
Expected Closing Date:	On or about March 17, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates (other than the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates) are expected to be ERISA eligible.

SMMEA Eligibility: The Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "Optional Call"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "Clean-up Call Date").

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the mortgage loans described herein was approximately $786,609,859 consisting of primarily first and second lien, fixed rate and hybrid adjustable rate loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

As of the Statistical Calculation Date, approximately 18.01% of the Mortgage Loans have fixed rates and approximately 81.99% of the Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

On the Closing Date, up to [2.00]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.

Pass-Through Rate:	The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.
Base Rate:	The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.
Net WAC Rate:	The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.
Maximum Cap:	The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from May 2005 to June 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans, over the aggregate certificate principal balance of the Senior Certificates, Subordinate Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.60% of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, 0.60% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:

   (a) 1.20% of the current principal balance of the Mortgage Loans;

   (b) 0.50% of the initial principal balance of the Mortgage Loans (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and

(ii) the later to occur of

   (x) the Distribution Date occurring in April 2008 and

   (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 53.20%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	26.60%	53.20%
M-1	20.75%	41.50%
M-2	17.25%	34.50%
M-3	15.25%	30.50%
M-4	13.25%	26.50%
M-5	11.35%	22.70%
M-6	9.45%	18.90%
M-7	7.50%	15.00%
M-8	6.15%	12.30%
M-9	5.15%	10.30%
B-1	4.15%	8.30%
B-2	2.35%	4.70%
B-3	1.35%	2.70%
B-4	0.60%	1.20%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [30.00%] of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	**Percentage**
April 2008 – March 2009	[3.75%]
April 2009 – March 2010	[7.75%]
April 2010 – March 2011	[8.50%]
April 2011 and thereafter	[8.75%]

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-4 Certificates, then to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, then to the Class M-9 Certificates, then to the Class M-8 Certificates, then to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and lastly, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the Class M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth monthly interest to the Class B-1 Certificates, thirteenth monthly interest to the Class B-2 Certificates, fourteenth monthly interest to the Class B-3 Certificates, and fifteenth, monthly interest to the Class B-4 Certificates.

2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the Class M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class B-1 Certificates, twelfth monthly principal to the Class B-2 Certificates, thirteenth, monthly principal to the Class B-3 Certificates and fourteenth, monthly principal to the Class B-4 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates, then any previously unpaid interest to the Class B-3 Certificates, then any unpaid applied Realized Loss amount to the Class B-3 Certificates and then any previously unpaid interest to the Class B-4 Certificates, then any unpaid applied Realized Loss amount to the Class B-4 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, then to the Class B-3 Certificates and lastly to the Class B-4 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown: Principal allocated to Certificates will be distributed as follows:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, sequentially to the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates and Class A-4 Certificates, in that order, until the Certificate Principal balances have been reduced to zero. If the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates, ninth to the Class M-9 Certificates, tenth to the Class B-1 Certificates, eleventh to the Class B-2 Certificates, twelfth to the Class B-3 Certificates, and thirteenth, to the Class B-4 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, sequentially to the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates and Class A-4 Certificates, in that order, such that the Senior Certificates will have at least 53.20% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 41.50% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 34.50% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 30.50% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 26.50% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 22.70% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 18.90% credit enhancement, eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 15.00% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 12.30% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 10.30% credit enhancement, eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 8.30% credit enhancement, twelfth to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 4.70% credit enhancement, thirteenth to the Class B-3 Certificates such that the Class B-3 Certificates will have at least 2.70% credit enhancement and fourteenth to the Class B-4 Certificates such that the Class B-4 Certificates will have at least 1.20% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	NA	NA	NA
2	776,858,850	6.48721	10.00000
3	770,874,713	6.27755	10.00000
4	763,945,270	6.48635	10.00000
5	756,081,518	6.27663	10.00000
6	747,297,996	6.27612	10.00000
7	737,612,778	6.48474	10.00000
8	727,047,457	6.27495	10.00000
9	715,627,099	6.48344	10.00000
10	703,380,182	6.27361	10.00000
11	690,342,489	6.27288	10.00000
12	676,761,606	6.94432	10.00000
13	662,665,710	6.27337	10.00000
14	648,084,763	6.48216	10.00000
15	633,049,892	6.27291	10.00000
16	617,594,358	6.48201	10.00000
17	601,753,245	6.27308	10.00000
18	585,563,294	6.27342	10.00000
19	569,062,730	6.48354	10.00000
20	552,291,099	6.27507	10.00000
21	535,288,982	6.48512	10.00000
22	518,097,882	6.27698	10.00000
23	500,759,974	7.95659	10.00000
24	483,927,860	9.18607	10.00000
25	467,667,226	8.29400	10.00000
26	451,958,412	8.56675	10.00000
27	436,782,399	8.28678	10.00000
28	422,120,852	8.55924	10.00000
29	407,956,073	8.83012	10.00000
30	394,293,485	8.93797	10.00000
31	381,092,599	9.23075	10.00000
32	368,337,587	8.92750	10.00000
33	356,013,138	9.21937	10.00000
34	344,104,488	8.91640	10.00000
35	332,597,387	9.46409	10.00000
36	0	0.00000	0.00000
37	310,774,641	9.88221	10.00000
38	0	0.00000	0.00000
39	291,189,501	9.86494	10.00000
40 and thereafter	0	0.00000	0.00000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
1	NA	31	10.00
2	10.00	32	10.00
3	10.00	33	10.00
4	10.00	34	10.00
5	10.00	35	10.00
6	10.00	36	10.57
7	10.00	37	10.00
8	10.00	38	10.20
9	10.00	39	10.00
10	10.00	40	10.18
11	10.00	41	10.38
12	10.00	42	10.59
13	10.00	43	10.93
14	10.00	44	10.57
15	10.00	45	10.91
16	10.00	46	10.54
17	10.00	47	10.54
18	10.00	48	11.77
19	10.00	49	10.62
20	10.00	50	10.96
21	10.00	51	10.59
22	10.00	52	10.93
23	10.00	53	10.57
24	10.00	54	10.66
25	10.00	55	11.00
26	10.00	56	10.64
27	10.00	57	10.98
28	10.00	58	10.61
29	10.00	59	10.60
30	10.00	60	11.72

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
61	10.57	72	11.54
62	10.91	73	10.41
63	10.54	74	10.74
64	10.88	75	10.38
65	10.52	76	10.71
66	10.50	77	10.35
67	10.84	78	10.34
68	10.48	79	10.67
69	10.81		
70	10.45		
71	10.43		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/360 basis). Includes proceeds from the Yield Maintenance Agreement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)[1]	Call Eligible	Bond Balance Outstanding
1	2.75000	3.20000	2.46	No	Yes
2	2.92700	3.33900	3.16	No	Yes
3	3.15500	3.47600	2.82	No	Yes
4	3.26000	3.58900	2.83	No	Yes
5	3.39600	3.69900	2.58	No	Yes
6	3.52100	3.79600	2.45	No	Yes
7	3.63600	3.88200	2.46	No	Yes
8	3.73500	3.95800	2.23	No	Yes
9	3.82500	4.02300	2.27	No	Yes
10	3.90800	4.07900	2.05	No	Yes
11	3.97100	4.12700	1.98	No	Yes
12	4.02800	4.16800	2.33	No	Yes
13	4.08500	4.20600	1.86	No	Yes
14	4.12100	4.24000	1.96	No	Yes
15	4.15400	4.27200	1.78	No	Yes
16	4.18700	4.30200	1.88	No	Yes
17	4.21700	4.32900	1.70	No	Yes
18	4.25000	4.35300	1.66	No	Yes
19	4.28600	4.36600	1.76	No	Yes
20	4.31000	4.37100	1.58	No	Yes
21	4.33000	4.37700	1.70	No	Yes
22	4.35000	4.38600	1.53	No	Yes
23	4.35700	4.39700	3.15	No	Yes
24	4.32600	4.41200	4.01	No	Yes
25	4.31300	4.43700	3.51	No	Yes
26	4.34800	4.46800	3.62	No	Yes
27	4.38200	4.49700	3.40	No	Yes
28	4.41400	4.52500	3.51	No	Yes
29	4.44400	4.54900	3.86	No	Yes
30	4.47200	4.57200	3.93	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)(1)	Call Eligible	Bond Balance Outstanding
31	4.49800	4.59100	4.06	No	Yes
32	4.52100	4.60700	3.84	No	Yes
33	4.54200	4.62200	3.97	No	Yes
34	4.56000	4.63400	3.75	No	Yes
35	4.57500	4.64500	3.81	No	Yes
36	4.58600	4.65500	4.49	No	Yes
37	4.59500	4.66500	4.09	No	Yes
38	4.60400	4.67600	4.32	No	Yes
39	4.61400	4.68700	4.15	No	Yes
40	4.62400	4.69900	4.32	No	Yes
41	4.63400	4.71300	4.18	No	Yes
42	4.64600	4.72700	4.28	No	Yes
43	4.65800	4.74400	4.44	No	Yes
44	4.67200	4.76100	4.25	No	Yes
45	4.68600	4.77800	4.41	No	Yes
46	4.70300	4.79500	4.22	No	Yes
47	4.72100	4.81100	4.26	No	Yes
48	4.74100	4.82600	4.82	No	Yes
49	4.75900	4.84000	4.26	No	Yes
50	4.77300	4.85200	4.42	No	Yes
51	4.78600	4.86300	4.22	No	Yes
52	4.79800	4.87300	4.39	No	Yes
53	4.81000	4.88300	4.23	No	Yes
54	4.82000	4.89100	4.23	No	Yes
55	4.83000	4.89800	4.40	No	Yes
56	4.83900	4.90500	4.20	No	Yes
57	4.84600	4.91400	4.37	No	Yes
58	4.85300	4.92400	4.18	No	Yes
59	4.85800	4.93500	4.20	No	Yes
60	4.86300	4.94800	4.74	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)(1)	Call Eligible	Bond Balance Outstanding
61	4.87300	4.96300	4.19	No	Yes
62	4.88900	4.97800	4.35	No	Yes
63	4.90500	4.99400	4.15	No	Yes
64	4.92000	5.00800	4.31	No	Yes
65	4.93500	5.02300	4.16	No	Yes
66	4.94900	5.03600	4.16	No	Yes
67	4.96400	5.05000	4.33	No	Yes
68	4.97800	5.06300	4.13	No	Yes
69	4.99100	5.07500	4.29	No	Yes
70	5.00400	5.08700	4.10	No	Yes
71	5.01600	5.09800	4.12	No	Yes
72	5.02800	5.10900	4.67	No	Yes
73	5.04000	5.12000	4.11	No	Yes
74	5.05000	5.12900	4.28	No	Yes
75	5.06100	5.13800	4.09	No	Yes
76	5.07100	5.14700	4.26	No	Yes
77	5.08000	5.15500	4.10	No	Yes
78	5.08900	5.16200	4.10	No	Yes
79	5.09700	5.16900	4.28	Yes	Yes

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc., the placement agent, in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Material's accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate of timing of payments on any of the underlying assets or the payments or yield on the securities.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed in this communication. Prospective purchasers are referred to the final private placement memorandum relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. A final private placement memorandum may be obtained by contacting GCM's Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.56	2.23	2.00	1.79	1.62
MDUR (yr)	2.43	2.13	1.92	1.72	1.56
First Prin Pay	4/2007	1/2007	11/2006	9/2006	7/2006
Last Prin Pay	4/2008	11/2007	7/2007	4/2007	1/2007

Class A-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.56	2.23	2.00	1.79	1.62
MDUR (yr)	2.43	2.13	1.92	1.72	1.56
First Prin Pay	4/2007	1/2007	11/2006	9/2006	7/2006
Last Prin Pay	4/2008	11/2007	7/2007	4/2007	1/2007

Mortgage Loans
As of the Statistical Calculation Date

		Minimum	Maximum
Scheduled Principal Balance	$786,609,859	$13,420	$717,755
Average Scheduled Principal Balance	$155,919		
Number of Mortgage Loans	5,045		
Weighted Average Gross Coupon	6.998%	4.980%	12.800%
Weighted Average FICO Score	638	504	810
Weighted Average Combined Original LTV	88.97%	18.18%	100.00%
Weighted Average Original Term	357 months	120 months	360 months
Weighted Average Stated Remaining Term	356 months	117 months	360 months
Weighted Average Seasoning	2 months	0 months	26 months
Weighted Average Gross Margin	6.387%	4.000%	11.070%
Weighted Average Minimum Interest Rate	6.860%	4.980%	11.700%
Weighted Average Maximum Interest Rate	12.860%	10.980%	17.700%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	24 months	4 months	36 months
Maturity Date		Dec. 1, 2014	Mar. 1, 2035
Maximum Zip Code Concentration	0.32%	23462	

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	302	$10,239,024.00	1.3%	9.999%	326	92.78%	638
50,000.01 - 100,000.00	1,191	92,949,780.45	11.82	7.8632	352	88.54	628
100,000.01 - 150,000.00	1,348	167,289,450.66	21.27	7.2199	355	89.66	633
150,000.01 - 200,000.00	985	170,195,035.89	21.64	6.8661	357	89.56	641
200,000.01 - 250,000.00	567	126,721,943.64	16.11	6.7371	357	89.43	639
250,000.01 - 300,000.00	275	75,243,352.61	9.57	6.6668	358	88.58	641
300,000.01 - 350,000.00	164	53,009,288.55	6.74	6.5537	358	88.53	641
350,000.01 - 400,000.00	97	36,651,193.95	4.66	6.5619	358	87.99	648
400,000.01 - 450,000.00	53	22,637,245.56	2.88	6.4797	355	88.44	652
450,000.01 - 500,000.00	46	21,872,343.90	2.78	6.6312	358	84.48	646
500,000.01 - 550,000.00	7	3,686,601.37	0.47	6.3522	358	84.90	668
550,000.01 - 600,000.00	6	3,423,121.18	0.44	5.8846	358	80.98	660
600,000.01 - 650,000.00	1	627,917.89	0.08	5.4900	358	72.00	615
650,000.01 - 700,000.00	2	1,345,804.28	0.17	6.3669	359	80.00	673
700,000.01 - 750,000.00	1	717,755.30	0.09	5.8000	358	79.56	697
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	$480,947.46	0.06%	4.988%	358	75.28%	656
5.000 - 5.499	84	20,041,080.32	2.55	5.3319	358	80.45	661
5.500 - 5.999	417	92,813,144.48	11.80	5.8120	358	83.35	661
6.000 - 6.499	603	119,078,742.06	15.14	6.2604	357	86.40	652
6.500 - 6.999	1,329	234,307,112.18	29.79	6.7561	357	89.67	641
7.000 - 7.499	749	115,291,742.43	14.66	7.2375	355	91.12	636
7.500 - 7.999	818	114,710,424.04	14.58	7.7252	355	91.25	622
8.000 - 8.499	286	33,614,344.23	4.27	8.2077	354	91.06	607
8.500 - 8.999	271	27,878,052.93	3.54	8.7155	349	90.70	599
9.000 - 9.499	96	7,862,333.25	1.00	9.2308	357	93.83	600
9.500 - 9.999	98	6,678,189.93	0.85	9.7296	348	96.78	622
10.000 -10.499	67	3,922,120.77	0.50	10.1840	349	95.30	621
10.500 -10.999	95	4,607,962.74	0.59	10.7237	342	98.45	634
11.000 -11.499	77	3,272,552.68	0.42	11.2168	336	99.36	632
11.500 -11.999	47	1,820,201.75	0.23	11.6990	318	99.55	623
12.000 -12.499	5	170,252.01	0.02	12.2574	302	100.00	637
12.500 -12.999	1	60,655.97	0.01	12.8000	357	100.00	648
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FICO	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	18	$2,060,348.91	0.26%	8.891%	358	77.9%	516
525-549	253	32,943,729.50	4.19	7.8110	357	80.08	539
550-574	327	47,759,338.42	6.07	7.3239	357	81.38	563
575-599	517	77,524,341.65	9.86	7.2624	356	84.16	587
600-624	960	144,608,494.59	18.38	7.0840	355	88.24	612
625-649	1,078	171,433,230.85	21.79	6.9766	356	91.12	636
650-674	873	141,041,825.75	17.93	6.8570	356	90.79	661
675-699	486	77,988,831.62	9.91	6.8145	355	91.88	685
700 and greater	533	91,249,717.94	11.60	6.5417	355	92.33	733
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	40	$3,591,509.89	0.46%	6.727%	354	39.18%	608
50.00- 54.99	33	4,918,642.32	0.63	6.5513	355	51.90	614
55.00- 59.99	33	5,066,381.31	0.64	6.4115	357	57.88	616
60.00- 64.99	55	8,608,353.21	1.09	6.4848	351	62.36	615
65.00- 69.99	95	13,687,359.97	1.74	6.5421	356	67.32	603
70.00- 74.99	132	21,558,563.60	2.74	6.5560	358	71.69	609
75.00- 79.99	228	41,404,718.28	5.26	6.5792	358	77.06	611
80.00	779	132,049,650.25	16.79	6.6231	357	80.00	645
80.01- 84.99	140	24,219,432.34	3.08	6.7081	358	83.28	619
85.00- 89.99	530	83,930,649.19	10.67	6.9577	354	86.04	614
90.00- 94.99	685	116,197,543.69	14.77	7.0875	356	90.61	620
95.00- 99.99	483	83,508,376.26	10.62	7.0695	356	95.62	652
100.00	1,812	247,868,678.92	31.51	7.3486	355	100.00	661
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	5	$381,158.95	0.05%	7.795%	118	89%	648
180	52	5,117,207.13	0.65	7.6090	178	86.69	648
240	158	8,805,725.80	1.12	8.4219	238	93.65	642
300	6	979,480.24	0.12	6.8828	298	94.23	701
360	4,824	771,326,287.11	98.06	6.9770	358	88.93	638
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	5	$381,158.95	0.05%	7.795%	118	89%	648
121-180	52	5,117,207.13	0.65	7.6090	178	86.69	648
181-240	158	8,805,725.80	1.12	8.4219	238	93.65	642
241-300	6	979,480.24	0.12	6.8828	298	94.23	701
301-360	4,824	771,326,287.11	98.06	6.9770	358	88.93	638
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	121	$16,252,697.24	2.07%	7.042%	357	82.04%	638
20.01 -25.00	161	22,269,641.38	2.83	6.8312	356	84.92	651
25.01 -30.00	309	41,861,451.80	5.32	7.0003	355	86.41	635
30.01 -35.00	481	69,612,892.40	8.85	6.9556	356	87.78	637
35.01 -40.00	796	124,770,670.56	15.86	6.9101	356	88.27	640
40.01 -45.00	1,245	201,344,400.32	25.60	6.9991	356	89.33	641
45.01 -50.00	1,789	282,954,954.82	35.97	7.0717	356	90.31	637
50.01 -55.00	123	24,746,366.01	3.15	6.8028	352	90.08	633
55.01 -60.00	7	1,031,844.22	0.13	7.1138	341	88.16	622
60.01 and greater	11	1,693,168.60	0.22	6.9334	356	92.10	665
None	2	71,771.88	0.01	10.5795	359	100.00	664
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,811	$644,954,918.27	81.99%	6.86%	358	88.45%	634
Fixed Rate	1,234	141,654,940.96	18.01	7.6257	343	91.36	657
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Product	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	3,317	$552,857,062.98	70.28%	6.92%	358	88.6%	631
3/27 6 Mo LIBOR ARM	494	92,097,855.29	11.71	6.4998	359	87.57	652
Fixed Rate 10 Year	5	381,158.95	0.05	7.7946	118	89.00	648
Fixed Rate 15 Year	52	5,117,207.13	0.65	7.6090	178	86.69	648
Fixed Rate 20 Year	158	8,805,725.80	1.12	8.4219	238	93.65	642
Fixed Rate 25 Year	6	979,480.24	0.12	6.8828	298	94.23	701
Fixed Rate 30 Year	1,013	126,371,368.84	16.07	7.5761	358	91.38	658
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Interest Only	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	595	$137,396,277.29	17.47%	6.4%	359	89.78%	663
Not Interest Only	4,450	649,213,581.94	82.53	7.1240	355	88.80	633
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
N/A	1,259	$185,637,940.32	23.6%	7.145%	356	87.72%	633
12 months	153	29,026,537.90	3.69	7.0396	355	86.98	642
24 months	2,259	372,202,490.55	47.32	6.9196	358	89.14	632
30 months	16	3,357,714.74	0.43	7.2627	352	92.80	648
36 months	1,358	196,385,175.72	24.97	6.9954	350	90.07	655
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Lien	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,692	$770,682,087.27	97.98%	6.925%	356	88.75%	638
Second Lien	353	15,927,771.96	2.02	10.5092	339	99.83	657
Total	5,045	$786,609,859.23	100%	6.998%	356	88.97%	638

Documentation Type	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	306	$58,159,022.17	7.39%	6.959%	355	86.31%	637
Full Documentation	3,936	598,126,189.74	76.04	6.9451	356	90.49	636
Stated Documentation	803	130,324,647.32	16.57	7.2554	356	83.19	652
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	3,068	$510,032,626.73	64.84%	6.905%	355	87.94%	632
Land Contract	27	2,562,466.21	0.33	7.7568	358	83.89	595
Purchase	1,712	239,458,198.03	30.44	7.1900	357	91.39	654
Rate/Term Refinance	238	34,556,568.26	4.39	6.9770	352	87.92	631
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Property Type	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	78	$10,702,519.54	1.36%	6.828%	355	80.32%	624
3 Units	9	2,111,389.75	0.27	6.3052	359	68.48	624
4 Units	6	1,155,142.70	0.15	6.5030	349	75.34	643
Condominium	217	33,479,708.06	4.26	6.7556	358	89.65	657
Modular Home	1	169,328.01	0.02	5.9000	359	86.04	611
Single Family	4,556	713,508,163.93	90.71	7.0172	356	89.14	638
Townhouse	178	25,483,607.24	3.24	6.9253	357	89.43	641
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	100	$12,181,481.74	1.55%	7.229%	358	80.93%	670
Primary	4,929	770,920,160.44	98.01	6.9956	356	89.12	638
Second Home	16	3,508,217.05	0.45	6.6314	359	85.06	678
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

State	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	112	$13,616,503.21	1.73%	7.512%	354	92.16%	629
Arizona	214	33,050,071.63	4.20	6.8635	357	89.31	648
Arkansas	34	3,774,678.99	0.48	7.7757	330	96.12	655
California	299	73,310,357.67	9.32	6.3434	359	82.66	640
Colorado	156	29,178,651.09	3.71	6.6733	358	91.60	656
Connecticut	30	5,684,759.28	0.72	6.9069	359	85.97	614
Delaware	40	7,462,982.97	0.95	6.9781	358	88.81	638
Florida	297	48,193,964.13	6.13	7.0476	357	88.99	641
Georgia	225	32,106,283.13	4.08	7.2354	356	91.57	636
Idaho	17	2,310,257.53	0.29	6.8052	358	88.60	632
Illinois	221	33,575,168.52	4.27	6.9451	356	89.21	633
Indiana	117	14,285,318.67	1.82	7.2335	357	93.42	641
Iowa	35	3,729,332.60	0.47	7.5275	357	92.89	643
Kansas	39	4,606,405.08	0.59	7.4642	354	92.65	641
Kentucky	48	5,213,130.69	0.66	7.2181	358	91.80	650
Louisiana	79	9,009,151.71	1.15	7.5935	352	89.32	625
Maine	53	8,131,076.65	1.03	6.9859	358	87.15	639
Maryland	220	48,358,465.59	6.15	6.7520	359	88.36	639
Massachusetts	61	13,603,371.11	1.73	6.7392	359	83.06	627
Michigan	255	36,393,359.23	4.63	7.2219	357	89.35	630
Minnesota	75	14,683,435.96	1.87	6.7593	358	92.19	648
Mississippi	50	6,743,513.25	0.86	7.4415	344	92.11	631
Missouri	95	10,448,598.11	1.33	7.3924	357	91.98	625
Nebraska	21	2,856,291.93	0.36	7.5317	358	91.05	644
Nevada	107	20,841,731.41	2.65	6.7157	359	85.70	645
New Hampshire	34	6,702,762.42	0.85	6.7270	357	89.35	645
New Jersey	142	28,457,948.84	3.62	6.7509	358	84.00	625
New Mexico	25	2,779,064.25	0.35	7.6611	357	87.71	653
New York	78	10,243,355.83	1.30	7.3403	350	84.80	632
North Carolina	220	27,681,979.69	3.52	7.3124	352	90.37	635
Ohio	167	23,602,920.87	3.00	7.0038	355	91.42	642
Oklahoma	81	7,303,416.12	0.93	7.7974	347	89.37	629
Oregon	44	6,749,339.91	0.86	7.0295	358	89.25	633
Pennsylvania	307	41,251,240.83	5.24	7.0946	349	91.37	644
Rhode Island	23	4,721,938.14	0.60	6.6567	358	82.74	628
South Carolina	114	13,616,505.21	1.73	7.5717	354	94.03	628
South Dakota	3	438,744.27	0.06	6.7591	359	93.90	638
Tennessee	150	17,914,631.19	2.28	7.3629	353	94.72	635
Texas	154	16,062,868.69	2.04	7.3980	348	87.58	636
Utah	45	6,554,383.51	0.83	6.8359	358	88.27	638

Continued Next Page....

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State *(Continued)*	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Vermont	6	800,444.30	0.10%	7.7436	355	82.66	653
Virginia	357	61,035,143.08	7.76	7.0751	355	88.66	639
Washington	79	14,451,442.63	1.84	6.6454	358	91.83	658
Wisconsin	111	14,451,771.66	1.84	7.3662	355	91.87	633
Wyoming	5	623,097.65	0.08	6.5943	356	90.23	639
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	25	$6,251,059.15	0.97%	5.473%	359	78.78%	640
4.500 - 4.999	142	30,891,856.66	4.79	5.8262	359	81.97	657
5.000 - 5.499	317	65,571,119.60	10.17	6.0744	359	84.10	652
5.500 - 5.999	605	113,777,343.09	17.64	6.4184	359	85.36	644
6.000 - 6.499	732	131,379,612.51	20.37	6.6255	358	88.23	642
6.500 - 6.999	861	141,161,244.83	21.89	7.0278	358	91.14	633
7.000 - 7.499	584	87,376,729.97	13.55	7.4341	358	91.67	621
7.500 - 7.999	305	40,865,869.55	6.34	7.9774	358	92.37	602
8.000 - 8.499	145	18,060,030.88	2.80	8.4431	358	91.30	591
8.500 - 8.999	53	5,619,810.88	0.87	9.1582	358	94.32	579
9.000 - 9.499	22	2,136,954.46	0.33	9.5664	358	94.14	575
9.500 - 9.999	15	1,455,979.24	0.23	10.0272	358	93.76	571
10.000 -10.499	4	335,566.21	0.05	10.4166	357	85.00	528
11.000 -11.499	1	71,741.24	0.01	11.7000	352	90.00	520
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	$480,947.46	0.07%	4.988%	358	75.28%	656
5.000 - 5.499	84	20,041,080.32	3.11	5.3319	358	80.45	661
5.500 - 5.999	399	88,917,920.10	13.79	5.8089	358	83.38	660
6.000 - 6.499	524	103,826,641.69	16.10	6.2561	358	86.18	649
6.500 - 6.999	1,086	194,847,739.49	30.21	6.7490	358	89.51	636
7.000 - 7.499	595	93,294,407.37	14.47	7.2326	358	90.51	628
7.500 - 7.999	611	88,070,230.07	13.66	7.7192	358	91.53	616
8.000 - 8.499	213	25,543,544.93	3.96	8.2059	358	91.20	598
8.500 - 8.999	188	19,784,726.71	3.07	8.7260	358	91.80	592
9.000 - 9.499	57	5,443,906.57	0.84	9.2313	358	93.40	581
9.500 - 9.999	33	3,003,048.19	0.47	9.6920	358	94.89	576
10.000 -10.499	12	1,251,938.99	0.19	10.1629	358	88.78	556
10.500 -10.999	5	330,329.17	0.05	10.6874	359	90.34	592
11.000 -11.499	1	46,715.97	0.01	11.1000	358	85.00	520
11.500 -11.999	1	71,741.24	0.01	11.7000	352	90.00	520
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	2	$480,947.46	0.07%	4.988%	358	75.28%	656
11.000 -11.499	84	20,041,080.32	3.11	5.3319	358	80.45	661
11.500 -11.999	399	88,917,920.10	13.79	5.8089	358	83.38	660
12.000 -12.499	524	103,826,641.69	16.10	6.2561	358	86.18	649
12.500 -12.999	1,086	194,847,739.49	30.21	6.7490	358	89.51	636
13.000 -13.499	595	93,294,407.37	14.47	7.2326	358	90.51	628
13.500 -13.999	611	88,070,230.07	13.66	7.7192	358	91.53	616
14.000 -14.499	213	25,543,544.93	3.96	8.2059	358	91.20	598
14.500 -14.999	188	19,784,726.71	3.07	8.7260	358	91.80	592
15.000 -15.499	57	5,443,906.57	0.84	9.2313	358	93.40	581
15.500 -15.999	33	3,003,048.19	0.47	9.6920	358	94.89	576
16.000 -16.499	12	1,251,938.99	0.19	10.1629	358	88.78	556
16.500 -16.999	5	330,329.17	0.05	10.6874	359	90.34	592
17.000 -17.499	1	46,715.97	0.01	11.1000	358	85.00	520
17.500 -17.999	1	71,741.24	0.01	11.7000	352	90.00	520
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	3,811	$644,954,918.27	100%	6.86%	358	88.45%	634
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	3,811	$644,954,918.27	100%	6.86%	358	88.45%	634
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Jan-05	1	$29,504.68	0.00%	8.5%	334	36.14%	585
Feb-05	1	232,700.05	0.04	7.0500	335	85.00	615
Oct-06	10	1,226,156.02	0.19	7.8753	355	91.00	597
Nov-06	28	3,705,332.25	0.57	7.2683	356	91.04	635
Dec-06	163	28,823,670.67	4.47	6.9371	357	90.79	628
Mar-06	2	570,967.57	0.09	6.6946	348	97.28	623
Apr-06	1	101,670.58	0.02	7.6000	349	95.00	635
May-06	2	123,669.65	0.02	6.1008	350	86.23	634
Jun-06	2	280,041.22	0.04	6.1494	351	84.82	619
Jul-06	13	2,194,789.13	0.34	6.7572	352	90.54	627
Aug-06	15	2,449,431.73	0.38	7.3059	353	91.73	623
Sep-06	7	1,303,243.75	0.20	7.8651	354	96.43	623
Jan-07	1,326	216,370,211.89	33.55	6.8790	358	88.61	633
Nov-07	1	142,168.44	0.02	8.7500	356	95.00	584
Dec-07	13	2,655,028.09	0.41	6.3456	357	91.96	656
Feb-07	1,653	277,379,687.35	43.01	6.9532	359	88.43	631
Mar-07	94	18,130,096.34	2.81	6.6417	360	85.30	632
Jul-07	1	161,592.08	0.03	6.3000	352	100.00	698
Jan-08	203	36,780,196.59	5.70	6.4554	358	88.52	657
Feb-08	253	47,217,110.19	7.32	6.5502	359	86.82	649
Mar-08	22	5,077,650.00	0.79	6.3736	360	85.10	652
Total	**3,811**	**$644,954,918.27**	**100.00%**	**6.8596%**	**358**	**88.45%**	**634**

Equifirst Mortgage Loan Trust 2005-1

EQUIFIRST

$35,791,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Sandler O'Neill & Partners LP
Co-Underwriter

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: March 7, 2005***

Equifirst Mortgage Loan Trust 2005-1

$35,791,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
A-1	$232,260,000	Not Marketed Hereby		Floating Rate Senior	AAA/Aaa/AAA
A-2	$136,070,000	Not Marketed Hereby		Floating Rate Senior	AAA/Aaa/AAA
A-3	$164,220,000	Not Marketed Hereby		Floating Rate Senior	AAA/Aaa/AAA
A-4	$44,821,000	Not Marketed Hereby		Floating Rate Senior	AAA/Aaa/AAA
M-1	$46,017,000	Not Marketed Hereby		Floating Rate Subordinate	AA+/Aa1/AA+
M-2	$27,531,000	Not Marketed Hereby		Floating Rate Subordinate	AA/Aa2/AA
M-3	$15,732,000	Not Marketed Hereby		Floating Rate Subordinate	AA-/Aa3/AA-
M-4	$15,732,000	Not Marketed Hereby		Floating Rate Subordinate	A+/A1/A+
M-5	$14,946,000	Not Marketed Hereby		Floating Rate Subordinate	A/A2/A
M-6	$14,946,000	Not Marketed Hereby		Floating Rate Subordinate	A-/A3/A-
M-7	$15,339,000	Not Marketed Hereby		Floating Rate Subordinate	BBB+/Baa1/BBB+
M-8	$10,619,000	Not Marketed Hereby		Floating Rate Subordinate	BBB/Baa2/BBB
M-9	$7,866,000	Not Marketed Hereby		Floating Rate Subordinate	BBB-/Baa3/BBB-
B-1	$7,866,000	4.59 / 4.82	37-79 / 37-101	Floating Rate Subordinate	BB+/Ba1/BB+
B-2	$14,159,000	4.59 / 4.69	37-79 / 37-94	Floating Rate Subordinate	BB/NR/BB
B-3	$7,866,000	4.39 / 4.39	37-77 / 37-77	Floating Rate Subordinate	BB-/NR/BB-
B-4	$5,900,000	3.73 / 3.73	37-60 / 37-60	Floating Rate Subordinate	B+/NR/NR
Total	**$781,890,000**				

(1) *The Certificates are backed by the cash flow from the Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class A-1, Class A-2, Class A-3, Class A-4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 are priced to the Clean-up Call Date and the Class M-9 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

(4) *The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor:	Financial Asset Securities Corp.
Servicer:	Saxon Mortgage Services, Inc.
Lead Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")
Co-Underwriter:	Sandler O'Neill & Partners LP.
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	EFC Holdings Corporation ("***Equifirst***"), a wholly owned subsidiary of Regions Bank.
Certificates:	The Class A-1, Class A-2, Class A-3 and Class A-4 Certificates (the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (together, with the Class M Certificates, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on March 15, 2005.
Statistical Calculation Date:	The close of business on February 1 or February 24. For purposes of minimizing variance in bond sizing, the collateral in this termsheet has been rolled to display the scheduled balance as of the Cut-off Date.
Expected Closing Date:	On or about March 17, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility:	The Offered Certificates (other than the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates) are expected to be ERISA eligible.
SMMEA Eligibility:	The Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "Optional Call"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "Clean-up Call Date").
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)
Mortgage Loans:	As of the Statistical Calculation Date, the aggregate principal balance of the mortgage loans described herein was approximately $786,609,859 consisting of primarily first and second lien, fixed rate and hybrid adjustable rate loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information. As of the Statistical Calculation Date, approximately 18.01% of the Mortgage Loans have fixed rates and approximately 81.99% of the Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter. On the Closing Date, up to [2.00]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.

Pass-Through Rate:	The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.
Base Rate:	The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.
Net WAC Rate:	The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.
Maximum Cap:	The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from May 2005 to June 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans, over the aggregate certificate principal balance of the Senior Certificates, Subordinate Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.60% of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, 0.60% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:

(a) 1.20% of the current principal balance of the Mortgage Loans;

(b) 0.50% of the initial principal balance of the Mortgage Loans (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and

(ii) the later to occur of

(x) the Distribution Date occurring in April 2008 and

(y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 53.20%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	26.60%	53.20%
M-1	20.75%	41.50%
M-2	17.25%	34.50%
M-3	15.25%	30.50%
M-4	13.25%	26.50%
M-5	11.35%	22.70%
M-6	9.45%	18.90%
M-7	7.50%	15.00%
M-8	6.15%	12.30%
M-9	5.15%	10.30%
B-1	4.15%	8.30%
B-2	2.35%	4.70%
B-3	1.35%	2.70%
B-4	0.60%	1.20%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [30.00%] of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	**Percentage**
April 2008 – March 2009	[3.75%]
April 2009 – March 2010	[7.75%]
April 2010 – March 2011	[8.50%]
April 2011 and thereafter	[8.75%]

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss.***" Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-4 Certificates, then to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, then to the Class M-9 Certificates, then to the Class M-8 Certificates, then to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and lastly, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the Class M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth monthly interest to the Class B-1 Certificates, thirteenth monthly interest to the Class B-2 Certificates, fourteenth monthly interest to the Class B-3 Certificates, and fifteenth, monthly interest to the Class B-4 Certificates.

2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the Class M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class B-1 Certificates, twelfth monthly principal to the Class B-2 Certificates, thirteenth, monthly principal to the Class B-3 Certificates and fourteenth, monthly principal to the Class B-4 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates, then any previously unpaid interest to the Class B-3 Certificates, then any unpaid applied Realized Loss amount to the Class B-3 Certificates and then any previously unpaid interest to the Class B-4 Certificates, then any unpaid applied Realized Loss amount to the Class B-4 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, then to the Class B-3 Certificates and lastly to the Class B-4 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to Certificates will be distributed as follows:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, sequentially to the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates and Class A-4 Certificates, in that order, until the Certificate Principal balances have been reduced to zero. If the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates, ninth to the Class M-9 Certificates, tenth to the Class B-1 Certificates, eleventh to the Class B-2 Certificates, twelfth to the Class B-3 Certificates, and thirteenth, to the Class B-4 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, sequentially to the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates and Class A-4 Certificates, in that order, such that the Senior Certificates will have at least 53.20% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 41.50% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 34.50% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 30.50% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 26.50% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 22.70% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 18.90% credit enhancement, eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 15.00% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 12.30% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 10.30% credit enhancement, eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 8.30% credit enhancement, twelfth to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 4.70% credit enhancement, thirteenth to the Class B-3 Certificates such that the Class B-3 Certificates will have at least 2.70% credit enhancement and fourteenth to the Class B-4 Certificates such that the Class B-4 Certificates will have at least 1.20% credit enhancement (subject, in each case, to any overcollateralization floors).

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	NA	NA	NA
2	776,858,850	6.48721	10.00000
3	770,874,713	6.27755	10.00000
4	763,945,270	6.48635	10.00000
5	756,081,518	6.27663	10.00000
6	747,297,996	6.27612	10.00000
7	737,612,778	6.48474	10.00000
8	727,047,457	6.27495	10.00000
9	715,627,099	6.48344	10.00000
10	703,380,182	6.27361	10.00000
11	690,342,489	6.27288	10.00000
12	676,761,606	6.94432	10.00000
13	662,665,710	6.27337	10.00000
14	648,084,763	6.48216	10.00000
15	633,049,892	6.27291	10.00000
16	617,594,358	6.48201	10.00000
17	601,753,245	6.27308	10.00000
18	585,563,294	6.27342	10.00000
19	569,062,730	6.48354	10.00000
20	552,291,099	6.27507	10.00000
21	535,288,982	6.48512	10.00000
22	518,097,882	6.27698	10.00000
23	500,759,974	7.95659	10.00000
24	483,927,860	9.18607	10.00000
25	467,667,226	8.29400	10.00000
26	451,958,412	8.56675	10.00000
27	436,782,399	8.28678	10.00000
28	422,120,852	8.55924	10.00000
29	407,956,073	8.83012	10.00000
30	394,293,485	8.93797	10.00000
31	381,092,599	9.23075	10.00000
32	368,337,587	8.92750	10.00000
33	356,013,138	9.21937	10.00000
34	344,104,488	8.91640	10.00000
35	332,597,387	9.46409	10.00000
36	0	0.00000	0.00000
37	310,774,641	9.88221	10.00000
38	0	0.00000	0.00000
39	291,189,501	9.86494	10.00000
40 and thereafter	0	0.00000	0.00000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
1	NA	31	10.00
2	10.00	32	10.00
3	10.00	33	10.00
4	10.00	34	10.00
5	10.00	35	10.00
6	10.00	36	10.57
7	10.00	37	10.00
8	10.00	38	10.20
9	10.00	39	10.00
10	10.00	40	10.18
11	10.00	41	10.38
12	10.00	42	10.59
13	10.00	43	10.93
14	10.00	44	10.57
15	10.00	45	10.91
16	10.00	46	10.54
17	10.00	47	10.54
18	10.00	48	11.77
19	10.00	49	10.62
20	10.00	50	10.96
21	10.00	51	10.59
22	10.00	52	10.93
23	10.00	53	10.57
24	10.00	54	10.66
25	10.00	55	11.00
26	10.00	56	10.64
27	10.00	57	10.98
28	10.00	58	10.61
29	10.00	59	10.60
30	10.00	60	11.72

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
61	10.57	72	11.54
62	10.91	73	10.41
63	10.54	74	10.74
64	10.88	75	10.38
65	10.52	76	10.71
66	10.50	77	10.35
67	10.84	78	10.34
68	10.48	79	10.67
69	10.81		
70	10.45		
71	10.43		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/360 basis). Includes proceeds from the Yield Maintenance Agreement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)(1)	Call Eligible	Bond Balance Outstanding
1	2.75000	3.20000	2.46	No	Yes
2	2.92700	3.33900	3.16	No	Yes
3	3.15500	3.47600	2.82	No	Yes
4	3.26000	3.58900	2.83	No	Yes
5	3.39600	3.69900	2.58	No	Yes
6	3.52100	3.79600	2.45	No	Yes
7	3.63600	3.88200	2.46	No	Yes
8	3.73500	3.95800	2.23	No	Yes
9	3.82500	4.02300	2.27	No	Yes
10	3.90800	4.07900	2.05	No	Yes
11	3.97100	4.12700	1.98	No	Yes
12	4.02800	4.16800	2.33	No	Yes
13	4.08500	4.20600	1.86	No	Yes
14	4.12100	4.24000	1.96	No	Yes
15	4.15400	4.27200	1.78	No	Yes
16	4.18700	4.30200	1.88	No	Yes
17	4.21700	4.32900	1.70	No	Yes
18	4.25000	4.35300	1.66	No	Yes
19	4.28600	4.36600	1.76	No	Yes
20	4.31000	4.37100	1.58	No	Yes
21	4.33000	4.37700	1.70	No	Yes
22	4.35000	4.38600	1.53	No	Yes
23	4.35700	4.39700	3.15	No	Yes
24	4.32600	4.41200	4.01	No	Yes
25	4.31300	4.43700	3.51	No	Yes
26	4.34800	4.46800	3.62	No	Yes
27	4.38200	4.49700	3.40	No	Yes
28	4.41400	4.52500	3.51	No	Yes
29	4.44400	4.54900	3.86	No	Yes
30	4.47200	4.57200	3.93	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)(1)	Call Eligible	Bond Balance Outstanding
31	4.49800	4.59100	4.06	No	Yes
32	4.52100	4.60700	3.84	No	Yes
33	4.54200	4.62200	3.97	No	Yes
34	4.56000	4.63400	3.75	No	Yes
35	4.57500	4.64500	3.81	No	Yes
36	4.58600	4.65500	4.49	No	Yes
37	4.59500	4.66500	4.09	No	Yes
38	4.60400	4.67600	4.32	No	Yes
39	4.61400	4.68700	4.15	No	Yes
40	4.62400	4.69900	4.32	No	Yes
41	4.63400	4.71300	4.18	No	Yes
42	4.64600	4.72700	4.28	No	Yes
43	4.65800	4.74400	4.44	No	Yes
44	4.67200	4.76100	4.25	No	Yes
45	4.68600	4.77800	4.41	No	Yes
46	4.70300	4.79500	4.22	No	Yes
47	4.72100	4.81100	4.26	No	Yes
48	4.74100	4.82600	4.82	No	Yes
49	4.75900	4.84000	4.26	No	Yes
50	4.77300	4.85200	4.42	No	Yes
51	4.78600	4.86300	4.22	No	Yes
52	4.79800	4.87300	4.39	No	Yes
53	4.81000	4.88300	4.23	No	Yes
54	4.82000	4.89100	4.23	No	Yes
55	4.83000	4.89800	4.40	No	Yes
56	4.83900	4.90500	4.20	No	Yes
57	4.84600	4.91400	4.37	No	Yes
58	4.85300	4.92400	4.18	No	Yes
59	4.85800	4.93500	4.20	No	Yes
60	4.86300	4.94800	4.74	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)(1)	Call Eligible	Bond Balance Outstanding
61	4.87300	4.96300	4.19	No	Yes
62	4.88900	4.97800	4.35	No	Yes
63	4.90500	4.99400	4.15	No	Yes
64	4.92000	5.00800	4.31	No	Yes
65	4.93500	5.02300	4.16	No	Yes
66	4.94900	5.03600	4.16	No	Yes
67	4.96400	5.05000	4.33	No	Yes
68	4.97800	5.06300	4.13	No	Yes
69	4.99100	5.07500	4.29	No	Yes
70	5.00400	5.08700	4.10	No	Yes
71	5.01600	5.09800	4.12	No	Yes
72	5.02800	5.10900	4.67	No	Yes
73	5.04000	5.12000	4.11	No	Yes
74	5.05000	5.12900	4.28	No	Yes
75	5.06100	5.13800	4.09	No	Yes
76	5.07100	5.14700	4.26	No	Yes
77	5.08000	5.15500	4.10	No	Yes
78	5.08900	5.16200	4.10	No	Yes
79	5.09700	5.16900	4.28	Yes	Yes

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Breakeven Losses

Class	**B1**	**B2**	**B3**	**B4**
Rating (S/M/F)	BB+/Ba1/BB+	BB/NR/BB	BB-/NR/BB-	B+/NR/NR
Loss Severity	30%	30%	30%	30%
Default	11.91%	9.18%	7.84%	7.13%
Collateral Loss	9.09%	7.36%	6.45%	5.95%
Loss Severity	40%	40%	40%	40%
Default	8.81%	6.86%	5.91%	5.41%
Collateral Loss	9.49%	7.67%	6.73%	6.22%
Loss Severity	50%	50%	50%	50%
Default	6.98%	5.47%	4.73%	4.35%
Collateral Loss	9.73%	7.85%	6.89%	6.39%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Delinquency trigger is failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class B-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.59	4.06	3.70
MDUR (yr)	5.00	4.32	3.86	3.48	3.21
First Prin Pay	7/2008	4/2008	4/2008	5/2008	5/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class B-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.63	5.55	4.82	4.27	3.87
MDUR (yr)	5.18	4.50	4.01	3.62	3.34
First Prin Pay	7/2008	4/2008	4/2008	5/2008	5/2008
Last Prin Pay	2/2017	2/2015	8/2013	5/2012	3/2011

Class B-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.59	4.03	3.67
MDUR (yr)	5.00	4.32	3.86	3.46	3.19
First Prin Pay	7/2008	4/2008	4/2008	4/2008	4/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class B-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.44	5.40	4.69	4.14	3.75
MDUR (yr)	5.08	4.41	3.92	3.53	3.25
First Prin Pay	7/2008	4/2008	4/2008	4/2008	4/2008
Last Prin Pay	4/2016	6/2014	1/2013	11/2011	11/2010

Weighted Average Life Tables

Class B-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.01	5.04	4.39	3.87	3.50
MDUR (yr)	4.83	4.18	3.72	3.34	3.06
First Prin Pay	7/2008	4/2008	4/2008	4/2008	4/2008
Last Prin Pay	3/2014	9/2012	8/2011	8/2010	10/2009

Class B-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.01	5.04	4.39	3.87	3.50
MDUR (yr)	4.83	4.18	3.72	3.34	3.06
First Prin Pay	7/2008	4/2008	4/2008	4/2008	4/2008
Last Prin Pay	3/2014	9/2012	8/2011	8/2010	10/2009

Class B-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.03	4.24	3.73	3.36	3.17
MDUR (yr)	4.20	3.62	3.24	2.95	2.80
First Prin Pay	7/2008	4/2008	4/2008	4/2008	4/2008
Last Prin Pay	3/2012	1/2011	3/2010	6/2009	10/2008

Class B-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.03	4.24	3.73	3.36	3.17
MDUR (yr)	4.20	3.62	3.24	2.95	2.80
First Prin Pay	7/2008	4/2008	4/2008	4/2008	4/2008
Last Prin Pay	3/2012	1/2011	3/2010	6/2009	10/2008

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Mortgage Loans
As of the Statistical Calculation Date

			Minimum	Maximum
Scheduled Principal Balance	$786,609,859		$13,420	$717,755
Average Scheduled Principal Balance	$155,919			
Number of Mortgage Loans	5,045			
Weighted Average Gross Coupon	6.998%		4.980%	12.800%
Weighted Average FICO Score	638		504	810
Weighted Average Combined Original LTV	88.97%		18.18%	100.00%
Weighted Average Original Term	357 months		120 months	360 months
Weighted Average Stated Remaining Term	356 months		117 months	360 months
Weighted Average Seasoning	2 months		0 months	26 months
Weighted Average Gross Margin	6.387%		4.000%	11.070%
Weighted Average Minimum Interest Rate	6.860%		4.980%	11.700%
Weighted Average Maximum Interest Rate	12.860%		10.980%	17.700%
Weighted Average Initial Rate Cap	3.000%		3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%		1.000%	1.000%
Weighted Average Months to Roll	24 months		4 months	36 months
Maturity Date			Dec. 1, 2014	Mar. 1, 2035
Maximum Zip Code Concentration	0.32%	23462		

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	302	$10,239,024.00	1.3%	9.999%	326	92.78%	638
50,000.01 - 100,000.00	1,191	92,949,780.45	11.82	7.8632	352	88.54	628
100,000.01 - 150,000.00	1,348	167,289,450.66	21.27	7.2199	355	89.66	633
150,000.01 - 200,000.00	985	170,195,035.89	21.64	6.8661	357	89.56	641
200,000.01 - 250,000.00	567	126,721,943.64	16.11	6.7371	357	89.43	639
250,000.01 - 300,000.00	275	75,243,352.61	9.57	6.6668	358	88.58	641
300,000.01 - 350,000.00	164	53,009,288.55	6.74	6.5537	358	88.53	641
350,000.01 - 400,000.00	97	36,651,193.95	4.66	6.5619	358	87.99	648
400,000.01 - 450,000.00	53	22,637,245.56	2.88	6.4797	355	88.44	652
450,000.01 - 500,000.00	46	21,872,343.90	2.78	6.6312	358	84.48	646
500,000.01 - 550,000.00	7	3,686,601.37	0.47	6.3522	358	84.90	668
550,000.01 - 600,000.00	6	3,423,121.18	0.44	5.8846	358	80.98	660
600,000.01 - 650,000.00	1	627,917.89	0.08	5.4900	358	72.00	615
650,000.01 - 700,000.00	2	1,345,804.28	0.17	6.3669	359	80.00	673
700,000.01 - 750,000.00	1	717,755.30	0.09	5.8000	358	79.56	697
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	$480,947.46	0.06%	4.988%	358	75.28%	656
5.000 - 5.499	84	20,041,080.32	2.55	5.3319	358	80.45	661
5.500 - 5.999	417	92,813,144.48	11.80	5.8120	358	83.35	661
6.000 - 6.499	603	119,078,742.06	15.14	6.2604	357	86.40	652
6.500 - 6.999	1,329	234,307,112.18	29.79	6.7561	357	89.67	641
7.000 - 7.499	749	115,291,742.43	14.66	7.2375	355	91.12	636
7.500 - 7.999	818	114,710,424.04	14.58	7.7252	355	91.25	622
8.000 - 8.499	286	33,614,344.23	4.27	8.2077	354	91.06	607
8.500 - 8.999	271	27,878,052.93	3.54	8.7155	349	90.70	599
9.000 - 9.499	96	7,862,333.25	1.00	9.2308	357	93.83	600
9.500 - 9.999	98	6,678,189.93	0.85	9.7296	348	96.78	622
10.000 -10.499	67	3,922,120.77	0.50	10.1840	349	95.30	621
10.500 -10.999	95	4,607,962.74	0.59	10.7237	342	98.45	634
11.000 -11.499	77	3,272,552.68	0.42	11.2168	336	99.36	632
11.500 -11.999	47	1,820,201.75	0.23	11.6990	318	99.55	623
12.000 -12.499	5	170,252.01	0.02	12.2574	302	100.00	637
12.500 -12.999	1	60,655.97	0.01	12.8000	357	100.00	648
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FICO	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	18	$2,060,348.91	0.26%	8.891%	358	77.9%	516
525-549	253	32,943,729.50	4.19	7.8110	357	80.08	539
550-574	327	47,759,338.42	6.07	7.3239	357	81.38	563
575-599	517	77,524,341.65	9.86	7.2624	356	84.16	587
600-624	960	144,608,494.59	18.38	7.0840	355	88.24	612
625-649	1,078	171,433,230.85	21.79	6.9766	356	91.12	636
650-674	873	141,041,825.75	17.93	6.8570	356	90.79	661
675-699	486	77,988,831.62	9.91	6.8145	355	91.88	685
700 and greater	533	91,249,717.94	11.60	6.5417	355	92.33	733
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	40	$3,591,509.89	0.46%	6.727%	354	39.18%	608
50.00- 54.99	33	4,918,642.32	0.63	6.5513	355	51.90	614
55.00- 59.99	33	5,066,381.31	0.64	6.4115	357	57.88	616
60.00- 64.99	55	8,608,353.21	1.09	6.4848	351	62.36	615
65.00- 69.99	95	13,687,359.97	1.74	6.5421	356	67.32	603
70.00- 74.99	132	21,558,563.60	2.74	6.5560	358	71.69	609
75.00- 79.99	228	41,404,718.28	5.26	6.5792	358	77.06	611
80.00	779	132,049,650.25	16.79	6.6231	357	80.00	645
80.01- 84.99	140	24,219,432.34	3.08	6.7081	358	83.28	619
85.00- 89.99	530	83,930,649.19	10.67	6.9577	354	86.04	614
90.00- 94.99	685	116,197,543.69	14.77	7.0875	356	90.61	620
95.00- 99.99	483	83,508,376.26	10.62	7.0695	356	95.62	652
100.00	1,812	247,868,678.92	31.51	7.3486	355	100.00	661
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	5	$381,158.95	0.05%	7.795%	118	89%	648
180	52	5,117,207.13	0.65	7.6090	178	86.69	648
240	158	8,805,725.80	1.12	8.4219	238	93.65	642
300	6	979,480.24	0.12	6.8828	298	94.23	701
360	4,824	771,326,287.11	98.06	6.9770	358	88.93	638
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	5	$381,158.95	0.05%	7.795%	118	89%	648
121-180	52	5,117,207.13	0.65	7.6090	178	86.69	648
181-240	158	8,805,725.80	1.12	8.4219	238	93.65	642
241-300	6	979,480.24	0.12	6.8828	298	94.23	701
301-360	4,824	771,326,287.11	98.06	6.9770	358	88.93	638
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	121	$16,252,697.24	2.07%	7.042%	357	82.04%	638
20.01 -25.00	161	22,269,641.38	2.83	6.8312	356	84.92	651
25.01 -30.00	309	41,861,451.80	5.32	7.0003	355	86.41	635
30.01 -35.00	481	69,612,892.40	8.85	6.9556	356	87.78	637
35.01 -40.00	796	124,770,670.56	15.86	6.9101	356	88.27	640
40.01 -45.00	1,245	201,344,400.32	25.60	6.9991	356	89.33	641
45.01 -50.00	1,789	282,954,954.82	35.97	7.0717	356	90.31	637
50.01 -55.00	123	24,746,366.01	3.15	6.8028	352	90.08	633
55.01 -60.00	7	1,031,844.22	0.13	7.1138	341	88.16	622
60.01 and greater	11	1,693,168.60	0.22	6.9334	356	92.10	665
None	2	71,771.88	0.01	10.5795	359	100.00	664
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,811	$644,954,918.27	81.99%	6.86%	358	88.45%	634
Fixed Rate	1,234	141,654,940.96	18.01	7.6257	343	91.36	657
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Product	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	3,317	$552,857,062.98	70.28%	6.92%	358	88.6%	631
3/27 6 Mo LIBOR ARM	494	92,097,855.29	11.71	6.4998	359	87.57	652
Fixed Rate 10 Year	5	381,158.95	0.05	7.7946	118	89.00	648
Fixed Rate 15 Year	52	5,117,207.13	0.65	7.6090	178	86.69	648
Fixed Rate 20 Year	158	8,805,725.80	1.12	8.4219	238	93.65	642
Fixed Rate 25 Year	6	979,480.24	0.12	6.8828	298	94.23	701
Fixed Rate 30 Year	1,013	126,371,368.84	16.07	7.5761	358	91.38	658
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Interest Only	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	595	$137,396,277.29	17.47%	6.4%	359	89.78%	663
Not Interest Only	4,450	649,213,581.94	82.53	7.1240	355	88.80	633
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
N/A	1,259	$185,637,940.32	23.6%	7.145%	356	87.72%	633
12 months	153	29,026,537.90	3.69	7.0396	355	86.98	642
24 months	2,259	372,202,490.55	47.32	6.9196	358	89.14	632
30 months	16	3,357,714.74	0.43	7.2627	352	92.80	648
36 months	1,358	196,385,175.72	24.97	6.9954	350	90.07	655
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Lien	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,692	$770,682,087.27	97.98%	6.925%	356	88.75%	638
Second Lien	353	15,927,771.96	2.02	10.5092	339	99.83	657
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Documentation Type	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	306	$58,159,022.17	7.39%	6.959%	355	86.31%	637
Full Documentation	3,936	598,126,189.74	76.04	6.9451	356	90.49	636
Stated Documentation	803	130,324,647.32	16.57	7.2554	356	83.19	652
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	3,068	$510,032,626.73	64.84%	6.905%	355	87.94%	632
Land Contract	27	2,562,466.21	0.33	7.7568	358	83.89	595
Purchase	1,712	239,458,198.03	30.44	7.1900	357	91.39	654
Rate/Term Refinance	238	34,556,568.26	4.39	6.9770	352	87.92	631
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Property Type	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	78	$10,702,519.54	1.36%	6.828%	355	80.32%	624
3 Units	9	2,111,389.75	0.27	6.3052	359	68.48	624
4 Units	6	1,155,142.70	0.15	6.5030	349	75.34	643
Condominium	217	33,479,708.06	4.26	6.7556	358	89.65	657
Modular Home	1	169,328.01	0.02	5.9000	359	86.04	611
Single Family	4,556	713,508,163.93	90.71	7.0172	356	89.14	638
Townhouse	178	25,483,607.24	3.24	6.9253	357	89.43	641
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	100	$12,181,481.74	1.55%	7.229%	358	80.93%	670
Primary	4,929	770,920,160.44	98.01	6.9956	356	89.12	638
Second Home	16	3,508,217.05	0.45	6.6314	359	85.06	678
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

State	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	112	$13,616,503.21	1.73%	7.512%	354	92.16%	629
Arizona	214	33,050,071.63	4.20	6.8635	357	89.31	648
Arkansas	34	3,774,678.99	0.48	7.7757	330	96.12	655
California	299	73,310,357.67	9.32	6.3434	359	82.66	640
Colorado	156	29,178,651.09	3.71	6.6733	358	91.60	656
Connecticut	30	5,684,759.28	0.72	6.9069	359	85.97	614
Delaware	40	7,462,982.97	0.95	6.9781	358	88.81	638
Florida	297	48,193,964.13	6.13	7.0476	357	88.99	641
Georgia	225	32,106,283.13	4.08	7.2354	356	91.57	636
Idaho	17	2,310,257.53	0.29	6.8052	358	88.60	632
Illinois	221	33,575,168.52	4.27	6.9451	356	89.21	633
Indiana	117	14,285,318.67	1.82	7.2335	357	93.42	641
Iowa	35	3,729,332.60	0.47	7.5275	357	92.89	643
Kansas	39	4,606,405.08	0.59	7.4642	354	92.65	641
Kentucky	48	5,213,130.69	0.66	7.2181	358	91.80	650
Louisiana	79	9,009,151.71	1.15	7.5935	352	89.32	625
Maine	53	8,131,076.65	1.03	6.9859	358	87.15	639
Maryland	220	48,358,465.59	6.15	6.7520	359	88.36	639
Massachusetts	61	13,603,371.11	1.73	6.7392	359	83.06	627
Michigan	255	36,393,359.23	4.63	7.2219	357	89.35	630
Minnesota	75	14,683,435.96	1.87	6.7593	358	92.19	648
Mississippi	50	6,743,513.25	0.86	7.4415	344	92.11	631
Missouri	95	10,448,598.11	1.33	7.3924	357	91.98	625
Nebraska	21	2,856,291.93	0.36	7.5317	358	91.05	644
Nevada	107	20,841,731.41	2.65	6.7157	359	85.70	645
New Hampshire	34	6,702,762.42	0.85	6.7270	357	89.35	645
New Jersey	142	28,457,948.84	3.62	6.7509	358	84.00	625
New Mexico	25	2,779,064.25	0.35	7.6611	357	87.71	653
New York	78	10,243,355.83	1.30	7.3403	350	84.80	632
North Carolina	220	27,681,979.69	3.52	7.3124	352	90.37	635
Ohio	167	23,602,920.87	3.00	7.0038	355	91.42	642
Oklahoma	81	7,303,416.12	0.93	7.7974	347	89.37	629
Oregon	44	6,749,339.91	0.86	7.0295	358	89.25	633
Pennsylvania	307	41,251,240.83	5.24	7.0946	349	91.37	644
Rhode Island	23	4,721,938.14	0.60	6.6567	358	82.74	628
South Carolina	114	13,616,505.21	1.73	7.5717	354	94.03	628
South Dakota	3	438,744.27	0.06	6.7591	359	93.90	638
Tennessee	150	17,914,631.19	2.28	7.3629	353	94.72	635
Texas	154	16,062,868.69	2.04	7.3980	348	87.58	636
Utah	45	6,554,383.51	0.83	6.8359	358	88.27	638

Continued Next Page....

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

State (Continued)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Vermont	6	800,444.30	0.10%	7.7436	355	82.66	653
Virginia	357	61,035,143.08	7.76	7.0751	355	88.66	639
Washington	79	14,451,442.63	1.84	6.6454	358	91.83	658
Wisconsin	111	14,451,771.66	1.84	7.3662	355	91.87	633
Wyoming	5	623,097.65	0.08	6.5943	356	90.23	639
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	25	$6,251,059.15	0.97%	5.473%	359	78.78%	640
4.500 - 4.999	142	30,891,856.66	4.79	5.8262	359	81.97	657
5.000 - 5.499	317	65,571,119.60	10.17	6.0744	359	84.10	652
5.500 - 5.999	605	113,777,343.09	17.64	6.4184	359	85.36	644
6.000 - 6.499	732	131,379,612.51	20.37	6.6255	358	88.23	642
6.500 - 6.999	861	141,161,244.83	21.89	7.0278	358	91.14	633
7.000 - 7.499	584	87,376,729.97	13.55	7.4341	358	91.67	621
7.500 - 7.999	305	40,865,869.55	6.34	7.9774	358	92.37	602
8.000 - 8.499	145	18,060,030.88	2.80	8.4431	358	91.30	591
8.500 - 8.999	53	5,619,810.88	0.87	9.1582	358	94.32	579
9.000 - 9.499	22	2,136,954.46	0.33	9.5664	358	94.14	575
9.500 - 9.999	15	1,455,979.24	0.23	10.0272	358	93.76	571
10.000 -10.499	4	335,566.21	0.05	10.4166	357	85.00	528
11.000 -11.499	1	71,741.24	0.01	11.7000	352	90.00	520
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	$480,947.46	0.07%	4.988%	358	75.28%	656
5.000 - 5.499	84	20,041,080.32	3.11	5.3319	358	80.45	661
5.500 - 5.999	399	88,917,920.10	13.79	5.8089	358	83.38	660
6.000 - 6.499	524	103,826,641.69	16.10	6.2561	358	86.18	649
6.500 - 6.999	1,086	194,847,739.49	30.21	6.7490	358	89.51	636
7.000 - 7.499	595	93,294,407.37	14.47	7.2326	358	90.51	628
7.500 - 7.999	611	88,070,230.07	13.66	7.7192	358	91.53	616
8.000 - 8.499	213	25,543,544.93	3.96	8.2059	358	91.20	598
8.500 - 8.999	188	19,784,726.71	3.07	8.7260	358	91.80	592
9.000 - 9.499	57	5,443,906.57	0.84	9.2313	358	93.40	581
9.500 - 9.999	33	3,003,048.19	0.47	9.6920	358	94.89	576
10.000 -10.499	12	1,251,938.99	0.19	10.1629	358	88.78	556
10.500 -10.999	5	330,329.17	0.05	10.6874	359	90.34	592
11.000 -11.499	1	46,715.97	0.01	11.1000	358	85.00	520
11.500 -11.999	1	71,741.24	0.01	11.7000	352	90.00	520
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	2	$480,947.46	0.07%	4.988%	358	75.28%	656
11.000 -11.499	84	20,041,080.32	3.11	5.3319	358	80.45	661
11.500 -11.999	399	88,917,920.10	13.79	5.8089	358	83.38	660
12.000 -12.499	524	103,826,641.69	16.10	6.2561	358	86.18	649
12.500 -12.999	1,086	194,847,739.49	30.21	6.7490	358	89.51	636
13.000 -13.499	595	93,294,407.37	14.47	7.2326	358	90.51	628
13.500 -13.999	611	88,070,230.07	13.66	7.7192	358	91.53	616
14.000 -14.499	213	25,543,544.93	3.96	8.2059	358	91.20	598
14.500 -14.999	188	19,784,726.71	3.07	8.7260	358	91.80	592
15.000 -15.499	57	5,443,906.57	0.84	9.2313	358	93.40	581
15.500 -15.999	33	3,003,048.19	0.47	9.6920	358	94.89	576
16.000 -16.499	12	1,251,938.99	0.19	10.1629	358	88.78	556
16.500 -16.999	5	330,329.17	0.05	10.6874	359	90.34	592
17.000 -17.499	1	46,715.97	0.01	11.1000	358	85.00	520
17.500 -17.999	1	71,741.24	0.01	11.7000	352	90.00	520
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	3,811	$644,954,918.27	100%	6.86%	358	88.45%	634
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	3,811	$644,954,918.27	100%	6.86%	358	88.45%	634
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Jan-05	1	$29,504.68	0.00%	8.5%	334	36.14%	585
Feb-05	1	232,700.05	0.04	7.0500	335	85.00	615
Oct-06	10	1,226,156.02	0.19	7.8753	355	91.00	597
Nov-06	28	3,705,332.25	0.57	7.2683	356	91.04	635
Dec-06	163	28,823,670.67	4.47	6.9371	357	90.79	628
Mar-06	2	570,967.57	0.09	6.6946	348	97.28	623
Apr-06	1	101,670.58	0.02	7.6000	349	95.00	635
May-06	2	123,669.65	0.02	6.1008	350	86.23	634
Jun-06	2	280,041.22	0.04	6.1494	351	84.82	619
Jul-06	13	2,194,789.13	0.34	6.7572	352	90.54	627
Aug-06	15	2,449,431.73	0.38	7.3059	353	91.73	623
Sep-06	7	1,303,243.75	0.20	7.8651	354	96.43	623
Jan-07	1,326	216,370,211.89	33.55	6.8790	358	88.61	633
Nov-07	1	142,168.44	0.02	8.7500	356	95.00	584
Dec-07	13	2,655,028.09	0.41	6.3456	357	91.96	656
Feb-07	1,653	277,379,687.35	43.01	6.9532	359	88.43	631
Mar-07	94	18,130,096.34	2.81	6.6417	360	85.30	632
Jul-07	1	161,592.08	0.03	6.3000	352	100.00	698
Jan-08	203	36,780,196.59	5.70	6.4554	358	88.52	657
Feb-08	253	47,217,110.19	7.32	6.5502	359	86.82	649
Mar-08	22	5,077,650.00	0.79	6.3736	360	85.10	652
Total	**3,811**	**$644,954,918.27**	**100.00%**	**6.8596%**	**358**	**88.45%**	**634**

Equifirst Mortgage Loan Trust 2005-1

EQUIFIRST

$746,099,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Sandler O'Neill & Partners LP
Co-Underwriter

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: March 7, 2005***

Equifirst Mortgage Loan Trust 2005-1

$746,099,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
A-1	$232,260,000	1.00 / 1.00	1-20 / 1-20	Floating Rate Senior	AAA/Aaa/AAA
A-2	$136,070,000	2.00 / 2.00	20-28 / 20-28	Floating Rate Senior	AAA/Aaa/AAA
A-3	$164,220,000	3.49 / 3.49	28-72 / 28-72	Floating Rate Senior	AAA/Aaa/AAA
A-4	$44,821,000	6.55 / 8.53	72-79 / 72-175	Floating Rate Senior	AAA/Aaa/AAA
M-1	$46,017,000	4.77 / 5.23	42-79 / 42-154	Floating Rate Subordinate	AA+/Aa1/AA+
M-2	$27,531,000	4.69 / 5.14	41-79 / 41-146	Floating Rate Subordinate	AA/Aa2/AA
M-3	$15,732,000	4.66 / 5.10	40-79 / 40-140	Floating Rate Subordinate	AA-/Aa3/AA-
M-4	$15,732,000	4.65 / 5.07	39-79 / 39-136	Floating Rate Subordinate	A+/A1/A+
M-5	$14,946,000	4.63 / 5.04	39-79 / 39-131	Floating Rate Subordinate	A/A2/A
M-6	$14,946,000	4.62 / 5.01	38-79 / 38-126	Floating Rate Subordinate	A-/A3/A-
M-7	$15,339,000	4.61 / 4.97	38-79 / 38-120	Floating Rate Subordinate	BBB+/Baa1/BBB+
M-8	$10,619,000	4.61 / 4.93	38-79 / 38-113	Floating Rate Subordinate	BBB/Baa2/BBB
M-9	$7,866,000	4.60 / 4.88	37-79 / 37-107	Floating Rate Subordinate	BBB-/Baa3/BBB-
B-1	$7,866,000	Not Marketed Hereby		Floating Rate Subordinate	BB+/Ba1/BB+
B-2	$14,159,000	Not Marketed Hereby		Floating Rate Subordinate	BB/NR/BB
B-3	$7,866,000	Not Marketed Hereby		Floating Rate Subordinate	BB-/NR/BB-
B-4	$5,900,000	Not Marketed Hereby		Floating Rate Subordinate	B+/NR/NR
Total	**$781,890,000**				

(1) The Certificates are backed by the cash flow from the Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.

(3) The Class A-1, Class A-2, Class A-3, Class A-4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 are priced to the Clean-up Call Date and the Class M-9 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.

(4) The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".

Depositor:	Financial Asset Securities Corp.
Servicer:	Saxon Mortgage Services, Inc.
Lead Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")
Co-Underwriter:	Sandler O'Neill & Partners LP.
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	EFC Holdings Corporation ("***Equifirst***"), a wholly owned subsidiary of Regions Bank.
Certificates:	The Class A-1, Class A-2, Class A-3 and Class A-4 Certificates (the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (together, with the Class M Certificates, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on March 15, 2005.
Statistical Calculation Date:	The close of business on February 1 or February 24. For purposes of minimizing variance in bond sizing, the collateral in this termsheet has been rolled to display the scheduled balance as of the Cut-off Date.
Expected Closing Date:	On or about March 17, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Offered Certificates (other than the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates) are expected to be ERISA eligible.

SMMEA Eligibility: The Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "Optional Call"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "Clean-up Call Date").

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the mortgage loans described herein was approximately $786,609,859 consisting of primarily first and second lien, fixed rate and hybrid adjustable rate loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

As of the Statistical Calculation Date, approximately 18.01% of the Mortgage Loans have fixed rates and approximately 81.99% of the Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

On the Closing Date, up to [2.00]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.

Pass-Through Rate:	The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.
Formula Rate:	The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.
Base Rate:	The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.
Net WAC Rate:	The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.
Maximum Cap:	The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from May 2005 to June 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans, over the aggregate certificate principal balance of the Senior Certificates, Subordinate Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.60% of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, 0.60% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
  (a) 1.20% of the current principal balance of the Mortgage Loans;
  (b) 0.50% of the initial principal balance of the Mortgage Loans (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and

(ii) the later to occur of
  (x) the Distribution Date occurring in April 2008 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 53.20%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	26.60%	53.20%
M-1	20.75%	41.50%
M-2	17.25%	34.50%
M-3	15.25%	30.50%
M-4	13.25%	26.50%
M-5	11.35%	22.70%
M-6	9.45%	18.90%
M-7	7.50%	15.00%
M-8	6.15%	12.30%
M-9	5.15%	10.30%
B-1	4.15%	8.30%
B-2	2.35%	4.70%
B-3	1.35%	2.70%
B-4	0.60%	1.20%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [30.00%] of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	**Percentage**
April 2008 – March 2009	[3.75%]
April 2009 – March 2010	[7.75%]
April 2010 – March 2011	[8.50%]
April 2011 and thereafter	[8.75%]

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss.***" Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-4 Certificates, then to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, then to the Class M-9 Certificates, then to the Class M-8 Certificates, then to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and lastly, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the Class M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth monthly interest to the Class B-1 Certificates, thirteenth monthly interest to the Class B-2 Certificates, fourteenth monthly interest to the Class B-3 Certificates, and fifteenth, monthly interest to the Class B-4 Certificates.

2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the Class M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class B-1 Certificates, twelfth monthly principal to the Class B-2 Certificates, thirteenth, monthly principal to the Class B-3 Certificates and fourteenth, monthly principal to the Class B-4 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates, then any previously unpaid interest to the Class B-3 Certificates, then any unpaid applied Realized Loss amount to the Class B-3 Certificates and then any previously unpaid interest to the Class B-4 Certificates, then any unpaid applied Realized Loss amount to the Class B-4 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, then to the Class B-3 Certificates and lastly to the Class B-4 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to Certificates will be distributed as follows:

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, sequentially to the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates and Class A-4 Certificates, in that order, until the Certificate Principal balances have been reduced to zero. If the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates, ninth to the Class M-9 Certificates, tenth to the Class B-1 Certificates, eleventh to the Class B-2 Certificates, twelfth to the Class B-3 Certificates, and thirteenth, to the Class B-4 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, sequentially to the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates and Class A-4 Certificates, in that order, such that the Senior Certificates will have at least 53.20% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 41.50% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 34.50% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 30.50% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 26.50% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 22.70% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 18.90% credit enhancement, eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 15.00% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 12.30% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 10.30% credit enhancement, eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 8.30% credit enhancement, twelfth to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 4.70% credit enhancement, thirteenth to the Class B-3 Certificates such that the Class B-3 Certificates will have at least 2.70% credit enhancement and fourteenth to the Class B-4 Certificates such that the Class B-4 Certificates will have at least 1.20% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	NA	NA	NA
2	776,858,850	6.48721	10.00000
3	770,874,713	6.27755	10.00000
4	763,945,270	6.48635	10.00000
5	756,081,518	6.27663	10.00000
6	747,297,996	6.27612	10.00000
7	737,612,778	6.48474	10.00000
8	727,047,457	6.27495	10.00000
9	715,627,099	6.48344	10.00000
10	703,380,182	6.27361	10.00000
11	690,342,489	6.27288	10.00000
12	676,761,606	6.94432	10.00000
13	662,665,710	6.27337	10.00000
14	648,084,763	6.48216	10.00000
15	633,049,892	6.27291	10.00000
16	617,594,358	6.48201	10.00000
17	601,753,245	6.27308	10.00000
18	585,563,294	6.27342	10.00000
19	569,062,730	6.48354	10.00000
20	552,291,099	6.27507	10.00000
21	535,288,982	6.48512	10.00000
22	518,097,882	6.27698	10.00000
23	500,759,974	7.95659	10.00000
24	483,927,860	9.18607	10.00000
25	467,667,226	8.29400	10.00000
26	451,958,412	8.56675	10.00000
27	436,782,399	8.28678	10.00000
28	422,120,852	8.55924	10.00000
29	407,956,073	8.83012	10.00000
30	394,293,485	8.93797	10.00000
31	381,092,599	9.23075	10.00000
32	368,337,587	8.92750	10.00000
33	356,013,138	9.21937	10.00000
34	344,104,488	8.91640	10.00000
35	332,597,387	9.46409	10.00000
36	0	0.00000	0.00000
37	310,774,641	9.88221	10.00000
38	0	0.00000	0.00000
39	291,189,501	9.86494	10.00000
40 and thereafter	0	0.00000	0.00000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [(1)]	Period	Effective Net WAC Cap Schedule [(1)]
1	NA	31	10.00
2	10.00	32	10.00
3	10.00	33	10.00
4	10.00	34	10.00
5	10.00	35	10.00
6	10.00	36	10.57
7	10.00	37	10.00
8	10.00	38	10.20
9	10.00	39	10.00
10	10.00	40	10.18
11	10.00	41	10.38
12	10.00	42	10.59
13	10.00	43	10.93
14	10.00	44	10.57
15	10.00	45	10.91
16	10.00	46	10.54
17	10.00	47	10.54
18	10.00	48	11.77
19	10.00	49	10.62
20	10.00	50	10.96
21	10.00	51	10.59
22	10.00	52	10.93
23	10.00	53	10.57
24	10.00	54	10.66
25	10.00	55	11.00
26	10.00	56	10.64
27	10.00	57	10.98
28	10.00	58	10.61
29	10.00	59	10.60
30	10.00	60	11.72

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
61	10.57	72	11.54
62	10.91	73	10.41
63	10.54	74	10.74
64	10.88	75	10.38
65	10.52	76	10.71
66	10.50	77	10.35
67	10.84	78	10.34
68	10.48	79	10.67
69	10.81		
70	10.45		
71	10.43		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)[1]	Call Eligible	Bond Balance Outstanding
1	2.75000	3.20000	2.46	No	Yes
2	2.92700	3.33900	3.16	No	Yes
3	3.15500	3.47600	2.82	No	Yes
4	3.26000	3.58900	2.83	No	Yes
5	3.39600	3.69900	2.58	No	Yes
6	3.52100	3.79600	2.45	No	Yes
7	3.63600	3.88200	2.46	No	Yes
8	3.73500	3.95800	2.23	No	Yes
9	3.82500	4.02300	2.27	No	Yes
10	3.90800	4.07900	2.05	No	Yes
11	3.97100	4.12700	1.98	No	Yes
12	4.02800	4.16800	2.33	No	Yes
13	4.08500	4.20600	1.86	No	Yes
14	4.12100	4.24000	1.96	No	Yes
15	4.15400	4.27200	1.78	No	Yes
16	4.18700	4.30200	1.88	No	Yes
17	4.21700	4.32900	1.70	No	Yes
18	4.25000	4.35300	1.66	No	Yes
19	4.28600	4.36600	1.76	No	Yes
20	4.31000	4.37100	1.58	No	Yes
21	4.33000	4.37700	1.70	No	Yes
22	4.35000	4.38600	1.53	No	Yes
23	4.35700	4.39700	3.15	No	Yes
24	4.32600	4.41200	4.01	No	Yes
25	4.31300	4.43700	3.51	No	Yes
26	4.34800	4.46800	3.62	No	Yes
27	4.38200	4.49700	3.40	No	Yes
28	4.41400	4.52500	3.51	No	Yes
29	4.44400	4.54900	3.86	No	Yes
30	4.47200	4.57200	3.93	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)[1]	Call Eligible	Bond Balance Outstanding
31	4.49800	4.59100	4.06	No	Yes
32	4.52100	4.60700	3.84	No	Yes
33	4.54200	4.62200	3.97	No	Yes
34	4.56000	4.63400	3.75	No	Yes
35	4.57500	4.64500	3.81	No	Yes
36	4.58600	4.65500	4.49	No	Yes
37	4.59500	4.66500	4.09	No	Yes
38	4.60400	4.67600	4.32	No	Yes
39	4.61400	4.68700	4.15	No	Yes
40	4.62400	4.69900	4.32	No	Yes
41	4.63400	4.71300	4.18	No	Yes
42	4.64600	4.72700	4.28	No	Yes
43	4.65800	4.74400	4.44	No	Yes
44	4.67200	4.76100	4.25	No	Yes
45	4.68600	4.77800	4.41	No	Yes
46	4.70300	4.79500	4.22	No	Yes
47	4.72100	4.81100	4.26	No	Yes
48	4.74100	4.82600	4.82	No	Yes
49	4.75900	4.84000	4.26	No	Yes
50	4.77300	4.85200	4.42	No	Yes
51	4.78600	4.86300	4.22	No	Yes
52	4.79800	4.87300	4.39	No	Yes
53	4.81000	4.88300	4.23	No	Yes
54	4.82000	4.89100	4.23	No	Yes
55	4.83000	4.89800	4.40	No	Yes
56	4.83900	4.90500	4.20	No	Yes
57	4.84600	4.91400	4.37	No	Yes
58	4.85300	4.92400	4.18	No	Yes
59	4.85800	4.93500	4.20	No	Yes
60	4.86300	4.94800	4.74	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)(1)	Call Eligible	Bond Balance Outstanding
61	4.87300	4.96300	4.19	No	Yes
62	4.88900	4.97800	4.35	No	Yes
63	4.90500	4.99400	4.15	No	Yes
64	4.92000	5.00800	4.31	No	Yes
65	4.93500	5.02300	4.16	No	Yes
66	4.94900	5.03600	4.16	No	Yes
67	4.96400	5.05000	4.33	No	Yes
68	4.97800	5.06300	4.13	No	Yes
69	4.99100	5.07500	4.29	No	Yes
70	5.00400	5.08700	4.10	No	Yes
71	5.01600	5.09800	4.12	No	Yes
72	5.02800	5.10900	4.67	No	Yes
73	5.04000	5.12000	4.11	No	Yes
74	5.05000	5.12900	4.28	No	Yes
75	5.06100	5.13800	4.09	No	Yes
76	5.07100	5.14700	4.26	No	Yes
77	5.08000	5.15500	4.10	No	Yes
78	5.08900	5.16200	4.10	No	Yes
79	5.09700	5.16900	4.28	Yes	Yes

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Breakeven Losses

Class	M1	M2	M3	M4	M5	M6
Rating (S/M/F)	AA+/Aa1/AA+	AA/Aa2/AA	AA-/Aa3/AA-	A+/A1/A+	A/A2/A	A-/A3/A-
Loss Severity	30%	30%	30%	30%	30%	30%
Default	52.83%	40.30%	34.49%	29.42%	25.16%	21.32%
Collateral Loss	23.10%	20.32%	18.71%	17.08%	15.51%	13.92%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	33.12%	26.58%	23.31%	20.30%	17.67%	15.21%
Collateral Loss	24.38%	21.41%	19.69%	17.96%	16.30%	14.61%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	24.15%	19.84%	17.60%	15.49%	13.61%	11.82%
Collateral Loss	25.19%	22.10%	20.32%	18.52%	16.80%	15.06%

Class	M7	M8	M9
Rating (S/M/F)	BBB+/Baa1/BBB+	BBB/Baa2/BBB	BBB-/Baa3/BBB-
Loss Severity	30%	30%	30%
Default	17.70%	15.36%	13.61%
Collateral Loss	12.24%	11.04%	10.08%
Loss Severity	40%	40%	40%
Default	12.81%	11.22%	10.00%
Collateral Loss	12.83%	11.56%	10.53%
Loss Severity	50%	50%	50%
Default	10.03%	8.83%	7.90%
Collateral Loss	13.20%	11.88%	10.82%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Delinquency trigger is failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.82
MDUR (yr)	1.19	1.07	0.97	0.88	0.80
First Prin Pay	4/2005	4/2005	4/2005	4/2005	4/2005
Last Prin Pay	4/2007	1/2007	11/2006	9/2006	7/2006

Class A-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.10	1.00	0.90	0.82
MDUR (yr)	1.19	1.07	0.97	0.88	0.80
First Prin Pay	4/2005	4/2005	4/2005	4/2005	4/2005
Last Prin Pay	4/2007	1/2007	11/2006	9/2006	7/2006

Class A-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.56	2.23	2.00	1.79	1.62
MDUR (yr)	2.43	2.13	1.92	1.72	1.56
First Prin Pay	4/2007	1/2007	11/2006	9/2006	7/2006
Last Prin Pay	4/2008	11/2007	7/2007	4/2007	1/2007

Class A-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.56	2.23	2.00	1.79	1.62
MDUR (yr)	2.43	2.13	1.92	1.72	1.56
First Prin Pay	4/2007	1/2007	11/2006	9/2006	7/2006
Last Prin Pay	4/2008	11/2007	7/2007	4/2007	1/2007

Weighted Average Life Tables

Class A-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.03	4.21	3.49	2.60	2.26
MDUR (yr)	4.57	3.88	3.25	2.47	2.15
First Prin Pay	4/2008	11/2007	7/2007	4/2007	1/2007
Last Prin Pay	9/2013	4/2012	3/2011	4/2010	11/2007

Class A-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.03	4.21	3.49	2.60	2.26
MDUR (yr)	4.57	3.88	3.25	2.47	2.15
First Prin Pay	4/2008	11/2007	7/2007	4/2007	1/2007
Last Prin Pay	9/2013	4/2012	3/2011	4/2010	11/2007

Class A-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.21	7.64	6.55	5.49	2.86
MDUR (yr)	7.89	6.70	5.84	4.98	2.70
First Prin Pay	9/2013	4/2012	3/2011	4/2010	11/2007
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	3/2008

Class A-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.99	10.00	8.53	7.28	2.86
MDUR (yr)	9.78	8.40	7.33	6.37	2.70
First Prin Pay	9/2013	4/2012	3/2011	4/2010	11/2007
Last Prin Pay	2/2025	2/2022	10/2019	12/2017	3/2008

Weighted Average Life Tables

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.29	4.77	4.71	4.53
MDUR (yr)	5.55	4.75	4.34	4.30	4.15
First Prin Pay	7/2008	5/2008	9/2008	3/2009	3/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.94	5.84	5.23	5.13	6.33
MDUR (yr)	5.99	5.15	4.68	4.63	5.59
First Prin Pay	7/2008	5/2008	9/2008	3/2009	3/2008
Last Prin Pay	12/2022	3/2020	1/2018	4/2016	1/2016

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.28	4.69	4.38	4.54
MDUR (yr)	5.54	4.74	4.26	4.01	4.15
First Prin Pay	7/2008	5/2008	8/2008	11/2008	5/2009
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.92	5.81	5.14	4.78	4.89
MDUR (yr)	5.97	5.12	4.60	4.32	4.44
First Prin Pay	7/2008	5/2008	8/2008	11/2008	5/2009
Last Prin Pay	2/2022	5/2019	5/2017	9/2015	1/2014

Weighted Average Life Tables

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.28	4.66	4.26	4.22
MDUR (yr)	5.53	4.73	4.23	3.91	3.88
First Prin Pay	7/2008	5/2008	7/2008	10/2008	2/2009
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.91	5.80	5.10	4.66	4.55
MDUR (yr)	5.95	5.11	4.56	4.21	4.14
First Prin Pay	7/2008	5/2008	7/2008	10/2008	2/2009
Last Prin Pay	6/2021	11/2018	11/2016	3/2015	9/2013

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.65	4.21	4.07
MDUR (yr)	5.50	4.70	4.20	3.84	3.73
First Prin Pay	7/2008	4/2008	6/2008	9/2008	12/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.89	5.78	5.07	4.59	4.38
MDUR (yr)	5.90	5.06	4.51	4.14	3.98
First Prin Pay	7/2008	4/2008	6/2008	9/2008	12/2008
Last Prin Pay	1/2021	6/2018	7/2016	12/2014	5/2013

Weighted Average Life Tables

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.63	4.16	3.95
MDUR (yr)	5.49	4.69	4.18	3.80	3.63
First Prin Pay	7/2008	4/2008	6/2008	8/2008	10/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.87	5.76	5.04	4.53	4.26
MDUR (yr)	5.87	5.04	4.48	4.08	3.87
First Prin Pay	7/2008	4/2008	6/2008	8/2008	10/2008
Last Prin Pay	7/2020	1/2018	2/2016	7/2014	2/2013

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.62	4.13	3.87
MDUR (yr)	5.48	4.68	4.16	3.76	3.55
First Prin Pay	7/2008	4/2008	5/2008	7/2008	8/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.84	5.74	5.01	4.48	4.16
MDUR (yr)	5.84	5.01	4.45	4.03	3.78
First Prin Pay	7/2008	4/2008	5/2008	7/2008	8/2008
Last Prin Pay	12/2019	7/2017	9/2015	3/2014	10/2012

Weighted Average Life Tables

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.61	4.10	3.79
MDUR (yr)	5.38	4.61	4.10	3.69	3.45
First Prin Pay	7/2008	4/2008	5/2008	6/2008	7/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.80	5.70	4.97	4.42	4.06
MDUR (yr)	5.71	4.91	4.36	3.94	3.66
First Prin Pay	7/2008	4/2008	5/2008	6/2008	7/2008
Last Prin Pay	4/2019	12/2016	3/2015	10/2013	6/2012

Class M-8 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.61	4.08	3.75
MDUR (yr)	5.36	4.60	4.09	3.67	3.40
First Prin Pay	7/2008	4/2008	5/2008	5/2008	6/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-8 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.75	5.66	4.93	4.37	3.99
MDUR (yr)	5.66	4.86	4.32	3.89	3.59
First Prin Pay	7/2008	4/2008	5/2008	5/2008	6/2008
Last Prin Pay	6/2018	4/2016	8/2014	3/2013	12/2011

Weighted Average Life Tables

Class M-9 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.60	4.06	3.72
MDUR (yr)	5.23	4.50	4.00	3.59	3.32
First Prin Pay	7/2008	4/2008	4/2008	5/2008	6/2008
Last Prin Pay	6/2014	11/2012	10/2011	9/2010	11/2009

Class M-9 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.70	5.61	4.88	4.31	3.93
MDUR (yr)	5.48	4.73	4.20	3.77	3.48
First Prin Pay	7/2008	4/2008	4/2008	5/2008	6/2008
Last Prin Pay	10/2017	8/2015	2/2014	10/2012	7/2011

Mortgage Loans
As of the Statistical Calculation Date

		Minimum	Maximum
Scheduled Principal Balance	$786,609,859	$13,420	$717,755
Average Scheduled Principal Balance	$155,919		
Number of Mortgage Loans	5,045		
Weighted Average Gross Coupon	6.998%	4.980%	12.800%
Weighted Average FICO Score	638	504	810
Weighted Average Combined Original LTV	88.97%	18.18%	100.00%
Weighted Average Original Term	357 months	120 months	360 months
Weighted Average Stated Remaining Term	356 months	117 months	360 months
Weighted Average Seasoning	2 months	0 months	26 months
Weighted Average Gross Margin	6.387%	4.000%	11.070%
Weighted Average Minimum Interest Rate	6.860%	4.980%	11.700%
Weighted Average Maximum Interest Rate	12.860%	10.980%	17.700%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	24 months	4 months	36 months
Maturity Date		Dec. 1, 2014	Mar. 1, 2035
Maximum Zip Code Concentration	0.32%	23462	

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	302	$10,239,024.00	1.3%	9.999%	326	92.78%	638
50,000.01 - 100,000.00	1,191	92,949,780.45	11.82	7.8632	352	88.54	628
100,000.01 - 150,000.00	1,348	167,289,450.66	21.27	7.2199	355	89.66	633
150,000.01 - 200,000.00	985	170,195,035.89	21.64	6.8661	357	89.56	641
200,000.01 - 250,000.00	567	126,721,943.64	16.11	6.7371	357	89.43	639
250,000.01 - 300,000.00	275	75,243,352.61	9.57	6.6668	358	88.58	641
300,000.01 - 350,000.00	164	53,009,288.55	6.74	6.5537	358	88.53	641
350,000.01 - 400,000.00	97	36,651,193.95	4.66	6.5619	358	87.99	648
400,000.01 - 450,000.00	53	22,637,245.56	2.88	6.4797	355	88.44	652
450,000.01 - 500,000.00	46	21,872,343.90	2.78	6.6312	358	84.48	646
500,000.01 - 550,000.00	7	3,686,601.37	0.47	6.3522	358	84.90	668
550,000.01 - 600,000.00	6	3,423,121.18	0.44	5.8846	358	80.98	660
600,000.01 - 650,000.00	1	627,917.89	0.08	5.4900	358	72.00	615
650,000.01 - 700,000.00	2	1,345,804.28	0.17	6.3669	359	80.00	673
700,000.01 - 750,000.00	1	717,755.30	0.09	5.8000	358	79.56	697
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	$480,947.46	0.06%	4.988%	358	75.28%	656
5.000 - 5.499	84	20,041,080.32	2.55	5.3319	358	80.45	661
5.500 - 5.999	417	92,813,144.48	11.80	5.8120	358	83.35	661
6.000 - 6.499	603	119,078,742.06	15.14	6.2604	357	86.40	652
6.500 - 6.999	1,329	234,307,112.18	29.79	6.7561	357	89.67	641
7.000 - 7.499	749	115,291,742.43	14.66	7.2375	355	91.12	636
7.500 - 7.999	818	114,710,424.04	14.58	7.7252	355	91.25	622
8.000 - 8.499	286	33,614,344.23	4.27	8.2077	354	91.06	607
8.500 - 8.999	271	27,878,052.93	3.54	8.7155	349	90.70	599
9.000 - 9.499	96	7,862,333.25	1.00	9.2308	357	93.83	600
9.500 - 9.999	98	6,678,189.93	0.85	9.7296	348	96.78	622
10.000 -10.499	67	3,922,120.77	0.50	10.1840	349	95.30	621
10.500 -10.999	95	4,607,962.74	0.59	10.7237	342	98.45	634
11.000 -11.499	77	3,272,552.68	0.42	11.2168	336	99.36	632
11.500 -11.999	47	1,820,201.75	0.23	11.6990	318	99.55	623
12.000 -12.499	5	170,252.01	0.02	12.2574	302	100.00	637
12.500 -12.999	1	60,655.97	0.01	12.8000	357	100.00	648
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FICO	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	18	$2,060,348.91	0.26%	8.891%	358	77.9%	516
525-549	253	32,943,729.50	4.19	7.8110	357	80.08	539
550-574	327	47,759,338.42	6.07	7.3239	357	81.38	563
575-599	517	77,524,341.65	9.86	7.2624	356	84.16	587
600-624	960	144,608,494.59	18.38	7.0840	355	88.24	612
625-649	1,078	171,433,230.85	21.79	6.9766	356	91.12	636
650-674	873	141,041,825.75	17.93	6.8570	356	90.79	661
675-699	486	77,988,831.62	9.91	6.8145	355	91.88	685
700 and greater	533	91,249,717.94	11.60	6.5417	355	92.33	733
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	40	$3,591,509.89	0.46%	6.727%	354	39.18%	608
50.00- 54.99	33	4,918,642.32	0.63	6.5513	355	51.90	614
55.00- 59.99	33	5,066,381.31	0.64	6.4115	357	57.88	616
60.00- 64.99	55	8,608,353.21	1.09	6.4848	351	62.36	615
65.00- 69.99	95	13,687,359.97	1.74	6.5421	356	67.32	603
70.00- 74.99	132	21,558,563.60	2.74	6.5560	358	71.69	609
75.00- 79.99	228	41,404,718.28	5.26	6.5792	358	77.06	611
80.00	779	132,049,650.25	16.79	6.6231	357	80.00	645
80.01- 84.99	140	24,219,432.34	3.08	6.7081	358	83.28	619
85.00- 89.99	530	83,930,649.19	10.67	6.9577	354	86.04	614
90.00- 94.99	685	116,197,543.69	14.77	7.0875	356	90.61	620
95.00- 99.99	483	83,508,376.26	10.62	7.0695	356	95.62	652
100.00	1,812	247,868,678.92	31.51	7.3486	355	100.00	661
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	5	$381,158.95	0.05%	7.795%	118	89%	648
180	52	5,117,207.13	0.65	7.6090	178	86.69	648
240	158	8,805,725.80	1.12	8.4219	238	93.65	642
300	6	979,480.24	0.12	6.8828	298	94.23	701
360	4,824	771,326,287.11	98.06	6.9770	358	88.93	638
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	5	$381,158.95	0.05%	7.795%	118	89%	648
121-180	52	5,117,207.13	0.65	7.6090	178	86.69	648
181-240	158	8,805,725.80	1.12	8.4219	238	93.65	642
241-300	6	979,480.24	0.12	6.8828	298	94.23	701
301-360	4,824	771,326,287.11	98.06	6.9770	358	88.93	638
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	121	$16,252,697.24	2.07%	7.042%	357	82.04%	638
20.01 -25.00	161	22,269,641.38	2.83	6.8312	356	84.92	651
25.01 -30.00	309	41,861,451.80	5.32	7.0003	355	86.41	635
30.01 -35.00	481	69,612,892.40	8.85	6.9556	356	87.78	637
35.01 -40.00	796	124,770,670.56	15.86	6.9101	356	88.27	640
40.01 -45.00	1,245	201,344,400.32	25.60	6.9991	356	89.33	641
45.01 -50.00	1,789	282,954,954.82	35.97	7.0717	356	90.31	637
50.01 -55.00	123	24,746,366.01	3.15	6.8028	352	90.08	633
55.01 -60.00	7	1,031,844.22	0.13	7.1138	341	88.16	622
60.01 and greater	11	1,693,168.60	0.22	6.9334	356	92.10	665
None	2	71,771.88	0.01	10.5795	359	100.00	664
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,811	$644,954,918.27	81.99%	6.86%	358	88.45%	634
Fixed Rate	1,234	141,654,940.96	18.01	7.6257	343	91.36	657
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Product	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	3,317	$552,857,062.98	70.28%	6.92%	358	88.6%	631
3/27 6 Mo LIBOR ARM	494	92,097,855.29	11.71	6.4998	359	87.57	652
Fixed Rate 10 Year	5	381,158.95	0.05	7.7946	118	89.00	648
Fixed Rate 15 Year	52	5,117,207.13	0.65	7.6090	178	86.69	648
Fixed Rate 20 Year	158	8,805,725.80	1.12	8.4219	238	93.65	642
Fixed Rate 25 Year	6	979,480.24	0.12	6.8828	298	94.23	701
Fixed Rate 30 Year	1,013	126,371,368.84	16.07	7.5761	358	91.38	658
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Interest Only	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	595	$137,396,277.29	17.47%	6.4%	359	89.78%	663
Not Interest Only	4,450	649,213,581.94	82.53	7.1240	355	88.80	633
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
N/A	1,259	$185,637,940.32	23.6%	7.145%	356	87.72%	633
12 months	153	29,026,537.90	3.69	7.0396	355	86.98	642
24 months	2,259	372,202,490.55	47.32	6.9196	358	89.14	632
30 months	16	3,357,714.74	0.43	7.2627	352	92.80	648
36 months	1,358	196,385,175.72	24.97	6.9954	350	90.07	655
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Lien	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,692	$770,682,087.27	97.98%	6.925%	356	88.75%	638
Second Lien	353	15,927,771.96	2.02	10.5092	339	99.83	657
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Documentation Type	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alternative Documentation	306	$58,159,022.17	7.39%	6.959%	355	86.31%	637
Full Documentation	3,936	598,126,189.74	76.04	6.9451	356	90.49	636
Stated Documentation	803	130,324,647.32	16.57	7.2554	356	83.19	652
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	3,068	$510,032,626.73	64.84%	6.905%	355	87.94%	632
Land Contract	27	2,562,466.21	0.33	7.7568	358	83.89	595
Purchase	1,712	239,458,198.03	30.44	7.1900	357	91.39	654
Rate/Term Refinance	238	34,556,568.26	4.39	6.9770	352	87.92	631
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Property Type	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	78	$10,702,519.54	1.36%	6.828%	355	80.32%	624
3 Units	9	2,111,389.75	0.27	6.3052	359	68.48	624
4 Units	6	1,155,142.70	0.15	6.5030	349	75.34	643
Condominium	217	33,479,708.06	4.26	6.7556	358	89.65	657
Modular Home	1	169,328.01	0.02	5.9000	359	86.04	611
Single Family	4,556	713,508,163.93	90.71	7.0172	356	89.14	638
Townhouse	178	25,483,607.24	3.24	6.9253	357	89.43	641
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	100	$12,181,481.74	1.55%	7.229%	358	80.93%	670
Primary	4,929	770,920,160.44	98.01	6.9956	356	89.12	638
Second Home	16	3,508,217.05	0.45	6.6314	359	85.06	678
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

State	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	112	$13,616,503.21	1.73%	7.512%	354	92.16%	629
Arizona	214	33,050,071.63	4.20	6.8635	357	89.31	648
Arkansas	34	3,774,678.99	0.48	7.7757	330	96.12	655
California	299	73,310,357.67	9.32	6.3434	359	82.66	640
Colorado	156	29,178,651.09	3.71	6.6733	358	91.60	656
Connecticut	30	5,684,759.28	0.72	6.9069	359	85.97	614
Delaware	40	7,462,982.97	0.95	6.9781	358	88.81	638
Florida	297	48,193,964.13	6.13	7.0476	357	88.99	641
Georgia	225	32,106,283.13	4.08	7.2354	356	91.57	636
Idaho	17	2,310,257.53	0.29	6.8052	358	88.60	632
Illinois	221	33,575,168.52	4.27	6.9451	356	89.21	633
Indiana	117	14,285,318.67	1.82	7.2335	357	93.42	641
Iowa	35	3,729,332.60	0.47	7.5275	357	92.89	643
Kansas	39	4,606,405.08	0.59	7.4642	354	92.65	641
Kentucky	48	5,213,130.69	0.66	7.2181	358	91.80	650
Louisiana	79	9,009,151.71	1.15	7.5935	352	89.32	625
Maine	53	8,131,076.65	1.03	6.9859	358	87.15	639
Maryland	220	48,358,465.59	6.15	6.7520	359	88.36	639
Massachusetts	61	13,603,371.11	1.73	6.7392	359	83.06	627
Michigan	255	36,393,359.23	4.63	7.2219	357	89.35	630
Minnesota	75	14,683,435.96	1.87	6.7593	358	92.19	648
Mississippi	50	6,743,513.25	0.86	7.4415	344	92.11	631
Missouri	95	10,448,598.11	1.33	7.3924	357	91.98	625
Nebraska	21	2,856,291.93	0.36	7.5317	358	91.05	644
Nevada	107	20,841,731.41	2.65	6.7157	359	85.70	645
New Hampshire	34	6,702,762.42	0.85	6.7270	357	89.35	645
New Jersey	142	28,457,948.84	3.62	6.7509	358	84.00	625
New Mexico	25	2,779,064.25	0.35	7.6611	357	87.71	653
New York	78	10,243,355.83	1.30	7.3403	350	84.80	632
North Carolina	220	27,681,979.69	3.52	7.3124	352	90.37	635
Ohio	167	23,602,920.87	3.00	7.0038	355	91.42	642
Oklahoma	81	7,303,416.12	0.93	7.7974	347	89.37	629
Oregon	44	6,749,339.91	0.86	7.0295	358	89.25	633
Pennsylvania	307	41,251,240.83	5.24	7.0946	349	91.37	644
Rhode Island	23	4,721,938.14	0.60	6.6567	358	82.74	628
South Carolina	114	13,616,505.21	1.73	7.5717	354	94.03	628
South Dakota	3	438,744.27	0.06	6.7591	359	93.90	638
Tennessee	150	17,914,631.19	2.28	7.3629	353	94.72	635
Texas	154	16,062,868.69	2.04	7.3980	348	87.58	636
Utah	45	6,554,383.51	0.83	6.8359	358	88.27	638

Continued Next Page....

State *(Continued)*	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Vermont	6	800,444.30	0.10%	7.7436	355	82.66	653
Virginia	357	61,035,143.08	7.76	7.0751	355	88.66	639
Washington	79	14,451,442.63	1.84	6.6454	358	91.83	658
Wisconsin	111	14,451,771.66	1.84	7.3662	355	91.87	633
Wyoming	5	623,097.65	0.08	6.5943	356	90.23	639
Total	**5,045**	**$786,609,859.23**	**100%**	**6.998%**	**356**	**88.97%**	**638**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	25	$6,251,059.15	0.97%	5.473%	359	78.78%	640
4.500 - 4.999	142	30,891,856.66	4.79	5.8262	359	81.97	657
5.000 - 5.499	317	65,571,119.60	10.17	6.0744	359	84.10	652
5.500 - 5.999	605	113,777,343.09	17.64	6.4184	359	85.36	644
6.000 - 6.499	732	131,379,612.51	20.37	6.6255	358	88.23	642
6.500 - 6.999	861	141,161,244.83	21.89	7.0278	358	91.14	633
7.000 - 7.499	584	87,376,729.97	13.55	7.4341	358	91.67	621
7.500 - 7.999	305	40,865,869.55	6.34	7.9774	358	92.37	602
8.000 - 8.499	145	18,060,030.88	2.80	8.4431	358	91.30	591
8.500 - 8.999	53	5,619,810.88	0.87	9.1582	358	94.32	579
9.000 - 9.499	22	2,136,954.46	0.33	9.5664	358	94.14	575
9.500 - 9.999	15	1,455,979.24	0.23	10.0272	358	93.76	571
10.000 -10.499	4	335,566.21	0.05	10.4166	357	85.00	528
11.000 -11.499	1	71,741.24	0.01	11.7000	352	90.00	520
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	$480,947.46	0.07%	4.988%	358	75.28%	656
5.000 - 5.499	84	20,041,080.32	3.11	5.3319	358	80.45	661
5.500 - 5.999	399	88,917,920.10	13.79	5.8089	358	83.38	660
6.000 - 6.499	524	103,826,641.69	16.10	6.2561	358	86.18	649
6.500 - 6.999	1,086	194,847,739.49	30.21	6.7490	358	89.51	636
7.000 - 7.499	595	93,294,407.37	14.47	7.2326	358	90.51	628
7.500 - 7.999	611	88,070,230.07	13.66	7.7192	358	91.53	616
8.000 - 8.499	213	25,543,544.93	3.96	8.2059	358	91.20	598
8.500 - 8.999	188	19,784,726.71	3.07	8.7260	358	91.80	592
9.000 - 9.499	57	5,443,906.57	0.84	9.2313	358	93.40	581
9.500 - 9.999	33	3,003,048.19	0.47	9.6920	358	94.89	576
10.000 -10.499	12	1,251,938.99	0.19	10.1629	358	88.78	556
10.500 -10.999	5	330,329.17	0.05	10.6874	359	90.34	592
11.000 -11.499	1	46,715.97	0.01	11.1000	358	85.00	520
11.500 -11.999	1	71,741.24	0.01	11.7000	352	90.00	520
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	2	$480,947.46	0.07%	4.988%	358	75.28%	656
11.000 -11.499	84	20,041,080.32	3.11	5.3319	358	80.45	661
11.500 -11.999	399	88,917,920.10	13.79	5.8089	358	83.38	660
12.000 -12.499	524	103,826,641.69	16.10	6.2561	358	86.18	649
12.500 -12.999	1,086	194,847,739.49	30.21	6.7490	358	89.51	636
13.000 -13.499	595	93,294,407.37	14.47	7.2326	358	90.51	628
13.500 -13.999	611	88,070,230.07	13.66	7.7192	358	91.53	616
14.000 -14.499	213	25,543,544.93	3.96	8.2059	358	91.20	598
14.500 -14.999	188	19,784,726.71	3.07	8.7260	358	91.80	592
15.000 -15.499	57	5,443,906.57	0.84	9.2313	358	93.40	581
15.500 -15.999	33	3,003,048.19	0.47	9.6920	358	94.89	576
16.000 -16.499	12	1,251,938.99	0.19	10.1629	358	88.78	556
16.500 -16.999	5	330,329.17	0.05	10.6874	359	90.34	592
17.000 -17.499	1	46,715.97	0.01	11.1000	358	85.00	520
17.500 -17.999	1	71,741.24	0.01	11.7000	352	90.00	520
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	3,811	$644,954,918.27	100%	6.86%	358	88.45%	634
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	3,811	$644,954,918.27	100%	6.86%	358	88.45%	634
Total	**3,811**	**$644,954,918.27**	**100%**	**6.86%**	**358**	**88.45%**	**634**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Current Principal Balance	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Jan-05	1	$29,504.68	0.00%	8.5%	334	36.14%	585
Feb-05	1	232,700.05	0.04	7.0500	335	85.00	615
Oct-06	10	1,226,156.02	0.19	7.8753	355	91.00	597
Nov-06	28	3,705,332.25	0.57	7.2683	356	91.04	635
Dec-06	163	28,823,670.67	4.47	6.9371	357	90.79	628
Mar-06	2	570,967.57	0.09	6.6946	348	97.28	623
Apr-06	1	101,670.58	0.02	7.6000	349	95.00	635
May-06	2	123,669.65	0.02	6.1008	350	86.23	634
Jun-06	2	280,041.22	0.04	6.1494	351	84.82	619
Jul-06	13	2,194,789.13	0.34	6.7572	352	90.54	627
Aug-06	15	2,449,431.73	0.38	7.3059	353	91.73	623
Sep-06	7	1,303,243.75	0.20	7.8651	354	96.43	623
Jan-07	1,326	216,370,211.89	33.55	6.8790	358	88.61	633
Nov-07	1	142,168.44	0.02	8.7500	356	95.00	584
Dec-07	13	2,655,028.09	0.41	6.3456	357	91.96	656
Feb-07	1,653	277,379,687.35	43.01	6.9532	359	88.43	631
Mar-07	94	18,130,096.34	2.81	6.6417	360	85.30	632
Jul-07	1	161,592.08	0.03	6.3000	352	100.00	698
Jan-08	203	36,780,196.59	5.70	6.4554	358	88.52	657
Feb-08	253	47,217,110.19	7.32	6.5502	359	86.82	649
Mar-08	22	5,077,650.00	0.79	6.3736	360	85.10	652
Total	**3,811**	**$644,954,918.27**	**100.00%**	**6.8596%**	**358**	**88.45%**	**634**